UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-5805

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
JPMORGAN CHASE 401(k)
SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JPMORGAN CHASE & CO.
383 Madison Avenue
New York, New York 10179

JPMORGAN CHASE 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of
The JPMorgan Chase 401(k) Savings Plan
New York, New York

Opinion on the Financial Statements
We have audited the accompanying Statement of Net Assets Available for Benefits of the JPMorgan Chase 401(k) Savings Plan (the “Plan”) as of December 31, 2020 and 2019 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedules of (1) Assets Held for Investment Purposes at End of Year as of December 31, 2020, (2) Assets Both Acquired and Disposed of Within the Plan Year ended December 31, 2020 and (3) Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible as of December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
Meaden & Moore, Ltd.

We have served as the Plan's auditor since 2006.

Cleveland, Ohio
June 28, 2021

JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Net Assets Available For Benefits

December 31,	2020	2019
Assets:
Investments at fair value	$32,621,463,081	$29,594,790,708
Investments at contract value	2,560,877,190	2,401,033,693
Total investments	35,182,340,271	31,995,824,401

Receivables:
Employers’ contributions	950,900,269	557,628,289
Notes receivable from participants	506,340,495	560,935,883
Receivable for investments sold	519,425,610	639,190,253
Participants’ contributions	36,759,704	27,883,532
Accrued interest and dividends	23,470,694	24,460,569
Other	11,877,734	10,739,382
Total receivables	2,048,774,506	1,820,837,908

Cash and currency	481,081	172,293
Total assets	37,231,595,858	33,816,834,602

Liabilities:
Derivative payables	1,372,485	861,116
Mortgage-backed securities sold short	5,708,719	5,552,456
Total liabilities at fair value	7,081,204	6,413,572
Payable for investments purchased	796,990,251	899,172,926
Cash Overdraft	4,800,475	—
Accrued administrative expenses	1,930,580	2,879,172
Other	3,025,116	1,602,584
Total liabilities	813,827,626	910,068,254
Net assets available for benefits	$36,417,768,232	$32,906,766,348
The accompanying notes to financial statements are an integral part of these statements.

JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available For Benefits

Years Ended December 31,	2020	2019
Additions:
Contributions:
Participants	$1,179,360,605	$1,116,632,591
Employers	962,364,928	566,618,552
Rollovers	174,574,516	196,865,874
Total contributions	2,316,300,049	1,880,117,017
Investment income:
Dividend income:
JPMorgan Chase & Co. common stock	152,938,640	145,139,032
Other	107,356,639	105,587,368
Interest income	69,931,807	86,579,444
Net appreciation in fair value of investments	2,997,889,302	6,285,340,056
Net increase in investment income	3,328,116,388	6,622,645,900
Interest income on notes receivable from participants	23,036,837	24,256,710
Total additions	5,667,453,274	8,527,019,627

Deductions:
Benefits paid to participants	2,140,551,760	2,149,523,950
Administrative expenses	15,899,630	14,241,817
Total deductions	2,156,451,390	2,163,765,767
Net change during the year	3,511,001,884	6,363,253,860
Net assets available for benefits, beginning of year	32,906,766,348	26,543,512,488
Net assets available for benefits, end of year	$36,417,768,232	$32,906,766,348
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

1. Description of the Plan
The JPMorgan Chase 401(k) Savings Plan (“Plan”) is a defined contribution plan sponsored by JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank, N.A.”), a wholly-owned bank subsidiary of JPMorgan Chase & Co. (“JPMorgan Chase”), which is a leading global financial services firm and one of the largest banking institutions in the United States of America (“U.S.”), with operations worldwide. JPMorgan Chase Bank, N.A. is a national banking association that has retail branches in 38 states and Washington, D.C. and operates nationally as well as through non-U.S. bank branches and subsidiaries, and representative offices.
The following is a general description of the Plan. Refer to the Plan’s Summary Plan Description and governing legal Plan document for a more complete description of the Plan.
General
The Plan enables eligible employees of JPMorgan Chase and certain of its affiliated companies (i.e., "Participants") to save and invest for their retirement in individual accounts. All amounts contributed to a Participant’s account under the Plan are held in a trust fund administered by JPMorgan Chase Bank, N.A., as Trustee.
The Plan is administered by the plan administrator who is appointed by the Board of Directors of JPMorgan Chase or JPMorgan Chase Bank, N.A. The Plan is subject to and is intended to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended ("Code"). The Plan is designed to comply with Section 404(c) of ERISA and the related regulations. As a result, the Plan’s fiduciaries may be released from liability for any losses that result from the Participant’s individual investment decisions.
Eligibility
Full-time employees are eligible to enroll in the Plan as of their first day of employment. Part-time employees who are regularly scheduled to work 20 hours or more per week are eligible to participate after completing 60 days of service. Newly hired and rehired eligible employees are automatically enrolled in the Plan at a 3% before-tax contribution rate unless they otherwise enroll themselves or opt out of the Plan within their first 31 days of eligibility. Further, unless the employees elect a different rate, for employees who are automatically enrolled, their contribution rate is automatically increased annually by 1% until they reach a before-tax contribution rate of 5% (effective April 1, 2021, this will change to 10%). Unless another investment election is chosen, Participant contributions are invested in one of the Plan’s qualified default investment alternative funds, the Target Date Funds.
Contributions
Participant contributions
The Plan allows Participants to defer on a pre-tax and/or Roth 401(k) basis through payroll deductions up to 50% (in 1% increments) of their eligible compensation subject to certain legal limitations (“Contributions”). Eligible compensation generally means base salary/regular pay and variable incentive compensation. Eligible compensation excludes overtime, sign-on bonuses and similar awards, referral awards, stipends, non-cash awards (such as equity awards), and allowances. The maximum annual eligible compensation under the Plan may not exceed the applicable statutory limit.
In addition, Participants who are age 50 or older are permitted to make additional Contributions known as “catch-up” contributions.
Matching contributions
Generally, except as discussed below, each contributing employer (“Contributing Employer”) makes an annual matching contribution ("Matching Contribution") on behalf of each Participant who has completed one year of service in an amount equal to 100% of the Participant’s Contributions up to 5% of eligible compensation – provided that the Participant is employed by JPMorgan Chase at the end of the calendar year, unless certain specified conditions are met. Participants whose total annual cash compensation is $250,000 or more are not eligible to receive Matching Contributions. The determination of total annual cash compensation is made each August 1 and applies for the next succeeding calendar year.
Matching Contributions are invested in the same manner as a Participant’s Contributions.
Non-matching contributions
In connection with changes to the U.S. Retirement Savings Program announced in November 2018, JPMorgan Chase froze its principal defined benefit pension plan in the U.S., the JPMorgan Chase Retirement Plan ("Retirement Plan"). Commencing on January 1, 2020 (and January 1, 2019, for new hires on and after December 2, 2017), eligible employees no longer earned monthly pay credits in the Retirement Plan. Instead, JPMorgan Chase provides an annual profit-sharing contribution to the Plan (known as “automatic pay credits”) on behalf of each Participant who has completed one year of service – provided that

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

the Participant is employed by JPMorgan Chase at the end of the calendar year, unless certain specified conditions are met – based upon a percentage of eligible compensation capped at $100,000 annually.
Non-matching Contributions are invested in the same manner as a Participant’s Contributions or, in a Target Date Fund in the absence of such an election.
Discretionary contributions
In December 2020 and 2019, JPMorgan Chase Bank, N.A., on behalf of each Contributing Employer, announced the granting of discretionary contributions to certain non-highly compensated employees. The contributions were allocated to the accounts of the eligible employees in January 2020 and 2019, respectively. The awards were immediately 100% vested and were invested in the same manner as the Participants’ Contributions or, in a Target Date Fund in the absence of such an election.
Rollover contributions
The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers; individual retirement accounts (“IRA”); governmental 457 plans; and 403(b) plans. After-tax rollovers are not accepted by the Plan, except Roth 401(k) rollovers.
Dividend election
The JPMorgan Chase Common Stock Fund has been designated as a non-leveraged employee stock ownership plan. As such, Participants may elect to have any dividends attributable to their vested balance paid to them on a quarterly basis rather than reinvested; the dividend payments are not subject to an early distribution tax penalty. If a Participant makes no election, the dividend income will automatically be reinvested in the Participant’s account in the JPMorgan Chase Common Stock Fund.
Vesting
A Participant’s Contributions are 100% vested, including any associated investment performance (or “earnings”). Participants become 100% vested in the value of the Matching Contributions and automatic pay credits, including any associated investment performance, after they have completed three years of service. Employer discretionary contributions, if any, vest according to the schedule communicated at the time they were announced.
Forfeited accounts
Matching Contributions that are forfeited can be used to reduce a Contributing Employer’s future Matching Contributions and/or Plan expenses that would otherwise be paid directly by the Contributing Employer. For the years ended December 31, 2020 and 2019, $9,201,591 and $8,296,979, respectively, of the forfeited amounts were used to reduce Contributing Employer’s Matching Contributions.
Distributions
Withdrawal of contributions
The Plan allows a Participant to withdraw all or any portion of his or her vested account balance attributable to after-tax contributions or contributions rolled over from another qualified plan or IRA, if any. Certain individuals who participated in prior plans may also withdraw other types of non-forfeitable employer contributions, subject to certain restrictions.
Participants who have withdrawn all amounts permissible under the preceding paragraph may request to withdraw up to the remaining amount of their vested account balance only upon attaining age 59 ½ or for reasons of financial hardship (limited to amounts that are eligible to be withdrawn for financial hardship per Plan provisions). Participants who do not have the amounts described in the preceding paragraph may request to withdraw their vested account balance only upon attaining age 59 ½ or for reasons of financial hardship (limited to amounts that are eligible to be withdrawn for financial hardship per Plan provisions).
The Plan allows for in-plan Roth conversions whereby certain Plan Participants who are eligible to take an in-service withdrawal or distribution can convert certain non-Roth account balances in the Plan to Roth accounts.
Payment of vested benefits
A Participant who terminates employment may elect to receive the value of his or her vested benefit under the Plan. In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant’s spouse or to another beneficiary if the spouse previously consented. An unmarried Participant may designate anyone as his or her beneficiary. If there is no spouse or living beneficiary on the date of the Participant’s death, the value of the vested benefit is distributed to the Participant’s estate.
A terminated Participant whose vested account balance under the Plan (including loans) is $1,000 or more may elect to: (1) receive a lump sum payment; (2) obtain a rollover payment to an IRA (traditional or Roth) or another employer’s qualified plan; (3) receive monthly, quarterly or annual installments over a period not exceeding their life expectancy, or (4) defer

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

receipt of the distribution until April 1 of the year after he or she attains the age of 70 ½ (or age 72 if the Participant turned age 70 ½ after December 31, 2019). A Participant will be deemed to have elected to defer receipt of his or her account balance to April 1 of the year following the year in which he or she attains age 70 ½ (or age 72 if the Participant turned age 70 ½ after December 31, 2019) unless otherwise elected by the month following the date of his or her 65th birthday.
If a terminated Participant’s vested account balance does not exceed $1,000, the account balance, less any required income tax withholding, will be paid to the Participant in a single lump sum. However, the Participant may elect to directly roll over the distribution to an IRA (traditional or Roth) or another employer’s qualified plan without any required income tax withholding.
Notes receivable from participants
The Plan permits Participants to borrow a portion of their vested account balance without paying income taxes or incurring income tax penalties. The minimum loan amount is $1,000. The maximum aggregate amount of all loans to any Participant under the Plan is the lesser of $50,000 (reduced by the highest loan balance outstanding during the 12-month period preceding the date of the new loan) or 50% of the vested value of their account balance. The interest rate on a loan is based on the prime rate in effect on the first business day of the month, and it is fixed for the duration of the loan. Generally, loans must be paid off within five years. If, however, the loan is for the purchase of a principal residence, the repayment period may be up to 15 years. The Plan limits Participants to two outstanding loans at any time. Loan principal and interest are paid through payroll deductions. Notes receivable from participants in the Statement of Net Assets Available for Benefits are measured at the principal plus accrued interest amount outstanding.
Administrative expenses
To the extent not paid in full or in part by the Contributing Employers, the trustee uses Plan assets to pay the expenses of the Plan, such as taxes (if any) incurred on the income or assets of the trust, brokerage commissions and other expenses associated with the purchase and sale of investments, investment management fees and other expenses directly attributable to the administration of the Plan.
Current legislation
The Setting Every Community Up for Retirement Enhancement Act ("SECURE Act") was signed into law on December 20, 2019. The SECURE Act included largely administrative and compliance-related changes, most of which were effective January 1, 2020. The SECURE Act did not have a material impact on the Plan. The Plan is fully compliant with the SECURE Act at December 31, 2020.
The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), was signed into law on March 27, 2020. It provided certain relief options for plan sponsors and participants who met the eligibility criteria spelled out in the CARES Act. The Plan adopted certain of these provisions. Most of the provisions of the CARES Act expired on December 31, 2020.
The Consolidated Appropriations Act ("CAA") was signed into law on December 27, 2020. It provided non-COVID-19 disaster relief options similar to the CARES Act. Most of the provisions of the CAA expire on June 25, 2021.
The American Rescue Plan Act was signed into law on March 11, 2021. It provides additional COVID-19 pandemic relief specific to health care plans and certain defined benefit pension plans. The Plan's management does not expect the American Rescue Plan Act to have a material impact on the Plan.

2. Summary of significant accounting policies
Basis of presentation
The accounting and financial reporting policies of the Plan conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior year amounts have been reclassified to conform with the current year’s presentation.
Use of estimates in the preparation of financial statements
The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and the disclosure of contingent assets and liabilities. Actual results could be different from these estimates.
Investment valuation
Investments are recorded at fair value, except for synthetic guaranteed investment contracts ("synthetic GICs"), which are recorded at contract value. Investments measured at fair value include certain investments that use the net asset value per share ("NAV") or its equivalent as a practical expedient. For information related to the Plan’s valuation methodologies for its investments recorded at fair value, refer to Note 3.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

Synthetic guaranteed investment contracts ("GICs")
A synthetic GIC is an investment contract associated with the Stable Value Fund in which the Plan owns the underlying investment assets and purchases wrapper contracts from insurance companies or other financial institutions which provide market value and cash flow risk protection to the Plan. The Plan accounts for its synthetic GICs at contract value as that is the amount Participants would receive if they were to withdraw or transfer all or a portion of their investments in the Stable Value Fund. For a discussion of synthetic GIC investment contracts, refer to Note 5.
Participant withdrawals
Participant withdrawals are recorded when paid.
Differences between financial statements and Form 5500
The Plan does not reflect as liabilities amounts allocated to the accounts of Participants who have elected to withdraw from the Plan but have not yet been paid. The U.S. Department of Labor, however, requires that these amounts be reported as a liability on Internal Revenue Service ("IRS") Form 5500. As a result, amounts allocated to withdrawals by Participants that have been processed and approved for payment prior to December 31, but are not yet paid as of that date are recorded on IRS Form 5500 as benefits paid.
The following is a reconciliation of net assets available for benefits as disclosed per the financial statements to the Form 5500.

December 31,	2020	2019
Net assets available for benefits per the financial statements	$36,417,768,232	$32,906,766,348
Less: Amounts allocated to withdrawing Participants	(6,114,793)	(3,230,876)
Net assets available for benefits per Form 5500	$36,411,653,439	$32,903,535,472
The following is a reconciliation of benefits paid to Participants as disclosed per the financial statements to Form 5500.

Year ended December 31,	2020	2019
Benefits paid to Participants per the financial statements	$2,140,551,760	$2,149,523,950
Add: Amounts allocated to withdrawing Participants at end of year	6,114,793	3,230,876
Less: Amounts allocated to withdrawing Participants at beginning of year	(3,230,876)	(2,362,723)
Benefits paid to Participants per Form 5500	$2,143,435,677	$2,150,392,103
Foreign currency translation
The Plan revalues assets, liabilities, income and expenses denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

3. Fair value measurements
Determination of fair value
The following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. The Plan has an established and well-structured process for determining fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on models that consider relevant transaction characteristics (such as maturity) and use as inputs, observable or unobservable market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect constraints on liquidity and unobservable parameters when the Plan is unable to observe a recent market price for a financial instrument that trades in an inactive (or less active) market. No adjustments to quoted prices are applied for instruments classified within level 1 of the fair value hierarchy (refer to the discussion below for further information on the fair value hierarchy).
The Plan uses various methodologies and assumptions in the determination of fair value. The use of different methodologies or assumptions by other market participants compared with those used by the Plan could result in a different estimate of fair value at the reporting date.
During 2020 no changes were made to the Plan's valuation models that had, or are expected to have, a material impact on the Plan's Statements of Changes in Net Assets Available for Benefits.
Valuation hierarchy
A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
•Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
•Level 3 — one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

The following table describes the valuation methodologies generally used by the Plan to measure its instruments at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Instrument	Valuation methodology	Classifications in the valuation hierarchy
JPMorgan Chase & Co. common stock	Closing price reported on the New York Stock Exchange	Level 1
Other equity, corporate debt, asset-backed, U.S. federal, state, local and non-U.S. government and mortgage-backed securities and repurchase agreements.	Quoted market prices	Level 1
	In the absence of quoted market prices, securities are valued based on:	Level 2
•Observable market prices for similar securities
•Relevant broker quotes
•Independent pricing services
•Discounted cash flows
In addition, the following inputs to discounted cash flows are used for the following products:
Mortgage- and asset-backed securities specific inputs:
•Collateral characteristics
•Deal-specific payment and loss allocations
•Current market assumptions related to yield, prepayment speed, conditional default rates and loss severity
Collateralized loan obligations ("CLOs") specific inputs:
•Collateral characteristics
•Deal-specific payment and loss allocations
•Expected prepayment speed, conditional default rates, loss severity
•Credit spreads
•Credit rating data
Fund investments (e.g., mutual, money market and other) and registered investment companies	Net asset value
	•NAV is supported by the ability to redeem and purchase at NAV level.	Level 1
	•Adjustments to the NAV as required for restrictions on redemption or where observable activity is limited.	Level 2
Derivatives	Exchange traded derivatives that are actively traded and valued using the exchange price.	Level 1
	Non-exchange traded derivatives that are valued using independent pricing services.	Level 2
Refer to Note 6 for further information on derivative instruments.
Investments measured at net asset value
The Plan also uses as a practical expedient the NAV per share (or its equivalent) to measure the fair value of multiple investments that (a) do not have a readily determinable fair value and (b) either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company. These investments consist predominantly of investments in certain collective investment funds and registered investment companies.
The investment strategies for collective investment funds and registered investment companies vary, and they may invest directly and indirectly in a broad range of equity, debt and derivative investments with the objective of mirroring or exceeding the total return of certain market indices (e.g., Standard & Poor’s ("S&P") 500 Index, Russell 1000 Index, Bloomberg Barclays U.S. Aggregate Bond Index). Strategies may vary based on global macroeconomic views, expected directional movements in the financial markets, market capitalization (e.g., large, medium or small cap stocks), and other strategies. Certain of these

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

investments could be subject to restrictions on redemption in the future as indicated above; and they may be sold based on the level of capital markets activity, market levels, the performance of the broader economy and investment-specific issues.
The Plan has no commitments to make additional investments in financial instruments that are valued at NAV.
The following tables present the financial instruments carried at fair value as of December 31, 2020 and 2019, by major product category and fair value hierarchy.
Assets and liabilities measured at fair value on a recurring basis

	Fair value hierarchy
December 31, 2020	Level 1	Level 2	Total fair value
Equity securities:
JPMorgan Chase & Co.	$5,265,478,119	$—	$5,265,478,119
Other equity securities	3,615,274,176	—	3,615,274,176
Total equity securities	8,880,752,295	—	8,880,752,295
Corporate debt and asset-backed securities	—	1,946,194,976	1,946,194,976
U.S. federal, state, local and non-U.S. government securities	733,866,065	50,977,296	784,843,361
Mortgage-backed securities	160,423,509	58,796,824	219,220,333
Money market funds and other(a)	232,960,491	40,328,854	273,289,345
Derivative receivables	—	480,617	480,617
Total assets measured at fair value	$10,008,002,360	$2,096,778,567	$12,104,780,927
Investments measured at NAV(b)			20,516,682,154
Total investments at fair value			$32,621,463,081

Mortgage-backed securities sold short	$5,708,719	—	$5,708,719
Derivative payables	—	1,372,485	1,372,485
Total liabilities measured at fair value	$5,708,719	$1,372,485	$7,081,204

	Fair value hierarchy
December 31, 2019	Level 1		Level 2	Total fair value
Equity securities:
JPMorgan Chase & Co.	$5,695,985,065		$—	$5,695,985,065
Other equity securities	2,886,535,039		49,941	2,886,584,980
Total equity securities	8,582,520,104		49,941	8,582,570,045
Corporate debt and asset-backed securities	—		1,854,042,353	1,854,042,353
U.S. federal, state, local and non-U.S. government securities	526,570,614		34,078,069	560,648,683
Mortgage-backed securities	164,184,132		44,522,287	208,706,419
Money market funds and other(a)	278,609,777		—	278,609,777
Derivative receivables	—		614,769	614,769
Total assets measured at fair value	$9,551,884,627		$1,933,307,419	$11,485,192,046
Investments measured at NAV(b)				18,109,598,662
Total investments at fair value				$29,594,790,708

Mortgage-backed securities sold short(c)	$4,827,956	700000	$724,500	$5,552,456
Derivative payables	—		861,116	861,116
Total liabilities measured at fair value	$4,827,956		$1,585,616	$6,413,572

(a)Money market funds and other consists of mutual funds, money market funds, and resale agreements.
(b)Investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be classified in the fair value hierarchy.
(c)Certain prior year amounts have been reclassified to current year classifications.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

4. Investment program
As of December 31, 2020, the Plan offers Participants 31 investment options, which consist of: eleven Target Date Funds (most of the underlying funds are index funds) and 20 core investment funds, which are composed of six fixed-income funds, nine domestic equity funds (five are index funds), three international equity funds (two are index funds), one emerging markets equity index fund, and the JPMorgan Chase Common Stock Fund.
Effective March 5, 2021, the Target Date 2020 Fund was consolidated into the Target Date Income Fund.
Fund transactions are processed on a daily basis and are recorded at an aggregate level within the Trust Fund. Great-West Financial Retirement Plan Services, LLC is the third-party administrator and record-keeper.
Participants may elect to direct or change the allocation of their account balances and contributions in the investment funds on a daily basis. Participant requests for fund re-allocations, transfers and distributions are processed on a daily basis using NAV. Changes generally become effective on the same business day if the New York Stock Exchange is open and the request is made before 4 p.m. Eastern Time, or by the close of the New York Stock Exchange, whichever is earlier. Otherwise, the changes generally become effective on the next business day.
The Plan Administrator may place restrictions on investments in the funds and on daily transfers and re-allocations among funds.
5. Synthetic guaranteed investment contracts
The Stable Value Fund invests in synthetic GICs, which are also known as wrapper contracts. A synthetic GIC is an investment contract issued by an insurance company or other financial institution that is backed by a portfolio of bonds or other fixed income securities (the “underlying assets”) that are owned by the Plan. The wrapper contract is designed to protect the contract value of these underlying assets. Under these contracts, realized and unrealized gains and losses on the underlying assets are not immediately recognized in the net assets of the Plan, but are amortized over the maturity or duration of the underlying assets, through adjustments to the future interest crediting rate of the synthetic GICs as discussed further below. The issuers of the wrapper contract guarantees that all qualified participant withdrawals will take place at the contract value.
The Plan accounts for synthetic GICs at contract value. Contract value represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative expenses. Participants may customarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan has not recognized any provision for credit losses to reflect the credit risk of the issuer of the synthetic GIC or otherwise.
There are no events known to the Plan that are probable of occurring that would limit its ability to transact at contract value with the issuer of the wrapper contract nor with Participants. The wrapper contracts cannot be terminated by their issuer at a value other than contract value, except under a limited number of very specific circumstances including termination of the Plan or loss of qualified status of the Plan, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.
The following is a summary of the Plan’s investments related to the synthetic GICs recorded at contract value:

December 31,	2020	2019
Synthetic GICs
MetLife Wrapper Contract	$773,156,804	$723,686,179
Prudential Wrapper Contract	791,356,165	742,497,086
Transamerica Wrapper Contract	594,884,886	558,322,075
VOYA Contract Wrapper Contract	401,479,335	376,528,353
Total synthetic GICs	$2,560,877,190	$2,401,033,693

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

6. Derivative instruments
Derivative contracts derive their value from underlying asset prices, indices, reference rates, other inputs or a combination of these factors and may expose counterparties to risks and rewards of an underlying asset or liability without having to actually invest in, own, or exchange the asset or liability. Derivative instruments enable Participants to mitigate or modify interest rate, credit, foreign exchange, and equity risks. The Plan uses derivatives to manage and invest in market and credit risk exposures, predominantly using interest rate, credit derivative, foreign exchange and equity contracts. For a further discussion of credit derivatives, refer to the discussion in the Credit derivatives section of this Note.
Accounting for derivatives
All derivatives are recorded on the Statements of Net Assets Available for Benefits at fair value, with all changes in fair value reflected in the Statements of Changes in Net Assets Available for Benefits.
Notional amount of derivative contracts
The following table summarizes the notional amount of derivative contracts outstanding as of December 31, 2020 and 2019.

	Notional amounts(a)
December 31,	2020	2019
Interest rate contracts
Swaps	$157,241,011	$249,583,030
Futures and forwards	241,282,220	238,861,540
Written options	67,910,263	92,508,526
Purchased options	38,951,552	271,840,000
Total interest rate contracts	505,385,046	852,793,096
Credit derivatives	83,175,200	103,425,833
Foreign exchange contracts
Spot, futures and forwards	106,435,729	65,082,083
Total foreign exchange contracts	106,435,729	65,082,083
Equity contracts
Futures and forwards	1,250	8,150
Total equity contracts	1,250	8,150
Total derivative notional amounts	$694,997,225	$1,021,309,162
(a)Represents the sum of gross long and gross short third-party notional derivative contracts.
While the notional amounts disclosed above give an indication of the volume of the Plan’s derivative activities, the notional amounts significantly exceed, in the Plan’s view, the possible losses that could arise from such transactions. For most derivative transactions, the notional amount is not exchanged; it is used simply as a reference to calculate payments.
Impact of derivatives on the Statements of Net Assets Available for Benefits
The following table summarizes the gross fair values of derivative receivables and payables (irrespective of any legally enforceable master netting agreements) by contract type as of December 31, 2020 and 2019, respectively.

	Gross derivative receivables		Gross derivative payables
December 31,	2020	2019	2020	2019
Contract type
Interest rate	$378,934	$25,072	$374,927	$101,644
Credit	82,604	117,639	23,525	54,436
Foreign exchange	19,079	472,058	974,033	705,036
Gross fair value of derivative receivables and payables	$480,617	$614,769	$1,372,485	$861,116

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

Derivatives gains and losses
The following table presents derivatives gains/(losses), by contract type, for the years ended December 31, 2020 and 2019. All amounts are recorded in net appreciation in fair value of investments in the Statements of Changes in Net Assets Available for Benefits.

	Derivatives gains/(losses)
Year ended December 31,	2020	2019
Contract type
Interest rate	$(7,243,694)	$(8,829,631)
Credit	(123,311)	471,957
Foreign exchange	(2,232,652)	614,953
Equity	2,574,011	2,366,171
Other	208,179	—
Total	$(6,817,467)	$(5,376,550)

Credit risk, liquidity risk and credit-related contingent features
In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Plan to credit risk — the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Plan proves to be of insufficient value to cover the payment obligation. It is the policy of the Plan to actively pursue, where possible, the use of legally enforceable master netting agreements and collateral agreements to mitigate derivative counterparty credit risk inherent in derivative receivables. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated or accelerated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due). Collateral/margin agreements provide for a security interest in, or title transfer of, securities or cash collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.
The amount of derivative receivables reported on the Statements of Net Assets Available for Benefits is the fair value of the derivative contracts excluding the impact of any legally enforceable master netting agreements and cash collateral held by the Plan. These amounts represent the cost to the Plan to replace the contracts at then-current market rates should the counterparty default. However, in the Plan’s view, the appropriate measure of current credit risk should take into consideration the collateral held by the Plan. The Plan has received $1,266,866 and $402,990 of cash collateral and no securities collateral as of December 31, 2020 and 2019, respectively.
While derivative receivables expose the Plan to credit risk, derivative payables expose the Plan to liquidity risk, as the derivative contracts may require the Plan to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties’ favor. Certain derivative contracts also provide for termination of the contract, generally upon a ratings downgrade of the counterparty or in the event sufficient collateral is not delivered as required, at the fair value of the derivative contracts. The aggregate fair value of derivative payables that contain termination features was $1,372,485 and $861,116 as of December 31, 2020 and 2019, respectively. The Plan has posted $6,305,151 and $4,030,841 of cash collateral and $3,348,685 and $2,517,057 of securities collateral as of December 31, 2020 and 2019, respectively.
Credit derivatives
Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.
The Plan primarily enters into credit default swaps (“CDS”), which are credit derivative contracts between two counterparties that provides protection against a credit event on either a single referenced entity ("single-name") or a broad-based index. Protected credit events are specified at the inception of a transaction.
The following table summarizes the notional amounts by the ratings and maturity profile, and the total fair value, of credit derivatives as of December 31, 2020 and 2019, where the Plan is the seller of protection. All of the credit derivative contracts, where the Plan is the seller of protection, were credit default swaps. Upon a credit event, the Plan as a seller of protection would typically pay out only a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Plan does not use notional amounts as the primary measure of risk management for such derivatives, because the notional amount does not take into account the probability of the occurrence of a credit event, the recovery value of the reference obligation, or related cash instruments and economic hedges, each of which reduces, in the Plan's view, the risks associated with such derivatives. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based.
Protection sold – credit derivatives ratings(a)/maturity profile

	Risk rating of reference entity				Total notional amount
December 31,		<1 year	1–5 years	>5 years		Fair value of receivables(b)	Fair value of payables(b)	Net Fair value
2020	Investment-grade	$1,800,000	$37,550,000	—	$39,350,000	$84,786	—	$84,786
	Noninvestment-grade	—	500,000	—	500,000	—	—	—
	Total	$1,800,000	$38,050,000	$—	$39,850,000	$84,786	$—	$84,786

2019	Investment-grade	$11,445,888	$7,750,000	$3,100,000	$22,295,888	$116,356	$(3,702)	$112,654
	Noninvestment-grade	800,000	—	—	800,000	1,283	—	1,283
	Total	$12,245,888	$7,750,000	$3,100,000	$23,095,888	$117,639	$(3,702)	$113,937
(a)The ratings scale is primarily based on external credit ratings as defined by S&P and Moody’s Investor Services.
(b)Amounts are shown on a gross basis, before the benefit of legally enforceable master netting agreements and cash collateral received and posted by the Plan.
7. Transactions with affiliated parties
Certain Plan investments are managed by parties that meet the definition of affiliated parties as defined by the Plan. The following summary of transactions qualify as party-in-interest transactions for the years ended December 31, 2020 and 2019.

	Aggregate cost of purchases		Aggregate proceeds from sales, redemptions and distributions to participants
	2020	2019	2020	2019
JPMorgan U.S. Government Money Market Fund – Capital Shares	$2,254,059,917	$3,492,380,255	$2,532,669,707	$3,396,379,270
JPMorgan Chase & Co. common stock	1,719,761,416	526,498,351	1,518,156,806	971,245,992
Core Bond Fund (managed by JPMorgan Investment Advisors)	109,789,835	116,883,863	68,616,258	21,424,217
Funds managed by JPMorgan Asset Management (USA) Inc.:
Emerging Markets Debt Fund	36,348,912	25,102,121	27,175,222	25,493,483
Short-Term Fixed Income Fund	2,004,105,356	989,102,822	1,950,297,541	892,202,909
Small Cap Core Fund	687,852,699	543,995,911	719,645,042	573,985,277
Stable Value Fund	985,892,099	789,530,394	858,207,197	616,590,493

8. Tax status and federal income taxes
On May 12, 2017, the Plan received a favorable letter of determination from the IRS stating that it qualified under Code Section 401(a), and therefore, the related trust is exempt from taxation. The Plan is required to operate in accordance with

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

the applicable provisions of the Code to maintain its qualified status. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code.
U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize an income tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. Management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2020 and 2019, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to audits by the taxing authorities; however, there are currently no audits in progress for any tax period.
Participants who are not currently receiving a distribution under the Plan do not pay any U.S. federal income tax on Contributing Employer contributions or income earned by the Trust. When a Participant, or his or her beneficiary or estate, receives a distribution under the Plan, the distribution is generally taxable. The tax treatment of any distribution from the Trust depends on individual circumstances.
9. Commitments and contingencies
In accordance with the provisions of U.S. GAAP for contingencies, the Plan accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. Plan management evaluates the Plan's outstanding legal proceedings, if any, periodically to assess whether any litigation reserve is required, and makes adjustments in such reserves, upwards or downwards, as appropriate, based on Plan management’s best judgment after consultation with counsel.
While the outcome of litigation is inherently uncertain, Plan management believes, based upon its current knowledge, after consultation with counsel, in light of all information known to it at December 31, 2020 that there are no pending or threatened legal proceedings affecting the Plan that would require the establishment of a litigation reserve. There is no assurance that the Plan will not need to establish a reserve, or to adjust the amount of such a reserve, for a litigation-related liability in the future.
10. Risks and uncertainties
The Plan’s investments include financial instruments that are exposed to various risks such as market, credit and liquidity risks. The instruments include investments in equities, fixed income securities, swaps, currency and commodities, futures, forwards, options, and other derivative contracts. Due to the level of risk associated with certain financial instruments, and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of financial instruments will occur in the near term and such changes could materially affect the Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Market risk is the risk associated with the effect of changes in market factors, such as interest and foreign exchange rates, equity and commodity prices, credit spreads or implied volatilities, on the value of assets and liabilities held for both the short and long term. Economies and financial markets throughout the world are becoming increasingly interconnected, which increases the likelihood that events or conditions in one country or region will adversely impact markets or issuers in other countries or regions. Securities in a fund’s portfolio may under perform in comparison to securities in general financial markets, a particular financial market or other asset classes due to a number of factors, including inflation (or expectations for inflation), deflation (or expectations for deflation), interest rates, global demand for particular products or resources, market instability, debt crises and downgrades, embargoes, tariffs, sanctions and other trade barriers, regulatory events, other governmental trade or market control programs and related geopolitical events. In addition, the value of a fund’s investments may be negatively affected by the occurrence of global events such as war, terrorism, environmental disasters, natural disasters or events, country instability, and infectious disease epidemics or pandemics. Governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the instruments in which a fund invests, or the issuers of such instruments, in ways that could also have a significant negative impact on a fund’s investment performance.
In many cases, the Plan’s financial instruments serve to reduce, rather than increase, exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The investment managers may limit the Plan’s market risk by holding or purchasing offsetting positions.
Credit risk is the risk associated with the default or change in credit profile of a counterparty. Regarding derivative assets, the Plan is subject to the risk of counterparty nonperformance except for written options, which obligate the Plan to perform, but do not give rise to counterparty credit risk. The Plan predominantly enters into derivative contracts with counterparties of high credit quality; therefore, the risk of counterparty nonperformance is considered to be negligible.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

Concentration of credit risk arises when investments or counterparties are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Plan’s exposure to a concentration of credit risk is limited by the broad diversification of its investments across the Participant directed fund elections. Additionally, the investments within each Fund are further diversified into various financial instruments, with the exception of the JPMorgan Chase Common Stock Fund, which invests predominantly in JPMorgan Chase & Co. common stock. The Plan's exposure to credit risk from synthetic GICs is limited to the excess of the carrying value of the contract over the market value of the underlying investments.
Following the outbreak of the COVID-19 pandemic in early 2020, the Plan's management has monitored the development of the pandemic and evaluated its impact on the Plan, including ongoing developments in government actions. The pandemic has adversely affected global economic activity and greatly increased the volatility and instability in financial markets. This affects the values of the Plan's investments. The Plan's management is not aware of any other material adverse effects on the Plan as a result of the pandemic.

11. Plan termination
JPMorgan Chase reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of Participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.

12. Subsequent Events
In preparing the financial statements, management of the Plan has performed an evaluation of material events that occurred subsequent to December 31, 2020, and through June 28, 2021, the date these financial statements were available to be issued. There were no material subsequent events that occurred that would require disclosure or recognition in these financial statements.

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES:
	AAR CORP	66,400 SHARES	1,021,488	2,405,008
	AARON'S CO INC	17,750 SHARES	326,883	336,540
	ABB LTD ST	297,638 SHARES	6,755,911	8,320,193
	ABBVIE INC	70,770 SHARES	5,374,707	7,583,006
	ABIOMED INC	69,427 SHARES	13,484,252	22,508,233
	ABM INDUSTRIES IN	97,302 SHARES	3,388,027	3,681,908
	ACADIA HEALTHCARE	96,917 SHARES	3,549,190	4,871,048
	ACADIA REALTY TRU	25,500 SHARES	361,463	361,845
	ACCO BRANDS CORP	150,314 SHARES	1,175,016	1,270,153
	ACCOLADE INC	49,683 SHARES	1,967,496	2,161,211
	ACCURAY INC	366,900 SHARES	1,418,930	1,529,973
	ACI WORLDWIDE INC	9,600 SHARES	309,917	368,928
	ADAPTHEALTH CORP	161,600 SHARES	6,059,680	6,069,696
	ADAPTIVE BIOTECHN	19,500 SHARES	784,004	1,153,035
	ADECOAGRO SA	240,858 SHARES	2,298,646	1,637,834
	ADIENT PLC	92,500 SHARES	2,265,328	3,216,225
	ADOBE INC	72,253 SHARES	9,934,136	36,135,170
	ADVANCED DRAINAGE	8,900 SHARES	592,608	743,862
	ADVANCED ENERGY	18,668 SHARES	1,192,953	1,810,236
	ADVANCED MICRO DE	377,979 SHARES	11,059,802	34,664,454
	AENA SME SA	28,805 SHARES	3,960,255	5,011,748
	AEROJET ROCKETDYN	7,500 SHARES	315,000	396,375
	AGREE REALTY CORP	6,200 SHARES	418,549	412,796
	AIR CANADA	301,900 SHARES	3,986,313	5,395,811
	AIRBNB INC	18,336 SHARES	1,682,310	2,691,725
	AIRBUS SE ADR USD	276,248 SHARES	7,531,218	7,547,095
	AIRBUS SE	57,817 SHARES	3,836,531	6,351,216
	AKEBIA THERAPEUTI	67,200 SHARES	1,020,666	188,160
	AKZO NOBEL NV COM	67,601 SHARES	5,291,037	7,267,182
	ALASKA AIR GROUP	19,800 SHARES	1,011,867	1,029,600
	ALBANY INTERNATIO	4,000 SHARES	263,140	293,680
	ALCOA CORP	37,600 SHARES	516,736	866,680
	ALECTOR INC	55,600 SHARES	1,091,820	841,228
	ALEXANDER & BALDW	41,400 SHARES	510,149	711,252
	ALIBABA GROUP HOL	48,994 SHARES	6,165,409	11,402,374
	ALLEGHENY TECHNOL	81,200 SHARES	1,165,122	1,361,724
	ALLEGIANT TRAVEL	12,900 SHARES	1,991,368	2,441,196
	ALLETE INC	26,500 SHARES	1,525,893	1,641,410
	ALLOGENE THERAPEU	53,600 SHARES	1,425,198	1,352,864
	ALPHA & OMEGA	95,575 SHARES	1,170,053	2,259,393
	ALPHABET INC	49,063 SHARES	48,545,488	85,952,488
	ALPHABET INC	450 SHARES	781,567	788,346
	ALPHATEC HOLDINGS	146,800 SHARES	484,215	2,131,536
	ALTRA INDUSTRIAL	13,100 SHARES	598,207	726,133
	AMADEUS IT GROUP	88,135 SHARES	4,369,439	6,422,806
	AMAZON.COM INC CO	40,572 SHARES	63,371,252	132,140,164
	AMBAC FINANCIAL G	29,700 SHARES	400,377	456,786

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	AMEREN CORP	52,500 SHARES	3,880,581	4,098,150
	AMERICAN ASSETS	12,700 SHARES	582,519	366,776
	AMERICAN AXLE	185,900 SHARES	1,024,138	1,550,406
	AMERICAN EQUITY	36,500 SHARES	695,840	1,009,590
	AMERICAN EXPRESS	179,728 SHARES	16,960,746	21,730,912
	AMERICAN FINANCE	72,900 SHARES	510,675	541,647
	AMERICAN INTERNAT	307,587 SHARES	15,381,001	11,645,244
	AMERICAN PUBLIC	16,000 SHARES	479,031	487,680
	AMERICAN RENAL	110,400 SHARES	1,323,279	1,264,080
	AMERICAN SOFTWARE	56,700 SHARES	860,390	973,539
	AMERIS BANCORP CO	79,610 SHARES	3,613,688	3,030,753
	AMERIS BANCORP CO	22,388 SHARES	581,631	852,311
	AMICUS THERAPEUTI	197,484 SHARES	2,367,159	4,559,906
	AMICUS THERAPEUTI	111,600 SHARES	677,900	2,576,844
	AMKOR TECHNOLOGY	100,400 SHARES	1,351,958	1,514,032
	AMN HEALTHCARE SE	34,800 SHARES	1,637,099	2,375,100
	ANAPTYSBIO INC CO	95,100 SHARES	1,549,178	2,044,650
	ANDERSONS INC/THE	6,500 SHARES	133,301	159,315
	ANTHEM INC	2,950 SHARES	921,954	947,216
	APELLIS PHARMACEU	63,238 SHARES	2,328,587	3,617,214
	APOLLO ERCIAL	41,700 SHARES	595,393	465,789
	APOLLO MEDICAL HO	43,100 SHARES	670,432	787,437
	APPIAN CORP	10,600 SHARES	1,599,420	1,718,154
	APPLE INC	1,021,681 SHARES	55,197,993	135,566,852
	APPLIED INDUSTRIA	20,900 SHARES	1,272,708	1,629,991
	APPLIED MATERIALS	121,900 SHARES	4,496,684	10,519,970
	APYX MEDICAL CORP	162,400 SHARES	778,858	1,169,280
	ARCBEST CORP	159,327 SHARES	3,535,108	6,798,483
	ARCELORMITTAL SA	105,678 SHARES	1,160,072	2,441,228
	ARCH RESOURCES INC	24,900 SHARES	1,363,900	1,089,873
	ARCONIC CORP	41,200 SHARES	1,171,173	1,227,760
	ARES COMMERCIAL	35,600 SHARES	294,564	423,996
	ARGAN INC	111,700 SHARES	4,746,690	4,969,533
	ARGO GROUP INTERN	21,100 SHARES	760,416	922,070
	ARMADA HOFFLER	139,416 SHARES	1,878,789	1,564,248
	ARROWHEAD	58,800 SHARES	1,343,662	4,511,724
	ARTISAN PARTNERS	8,800 SHARES	421,070	442,992
	ARVINAS INC	1,500 SHARES	24,000	127,395
	ASANA INC	38,100 SHARES	1,079,232	1,125,855
	ASSEMBLY BIOSCIEN	51,300 SHARES	1,127,984	310,365
	ASSETMARK FINANCIAL	56,367 SHARES	1,442,512	1,364,081
	ASSOCIATED BANC-C	34,500 SHARES	449,999	588,225
	ASTRONICS CORP CO	63,300 SHARES	562,646	837,459
	ATARA BIOTHERAPEU	10,300 SHARES	406,168	202,189
	ATKORE INC	109,800 SHARES	2,683,360	4,513,878
	ATLANTIC POWER CO	95,388 SHARES	215,840	200,315
	ATLANTIC UNION	58,049 SHARES	1,775,316	1,912,134
	ATLAS AIR WORLDWI	2,100 SHARES	123,837	114,534
	ATN INTERNATIONAL	6,300 SHARES	430,747	263,088
	AUTODESK INC	93,518 SHARES	9,532,969	28,554,786

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	AVALONBAY UNI	13,150 SHARES	2,047,839	2,109,655
	AVAYA HOLDINGS CO	139,700 SHARES	2,011,730	2,675,255
	AVIENT CORP	134,481 SHARES	4,642,737	5,416,895
	AVIENT CORP	78,000 SHARES	2,049,733	3,141,840
	AXA SA STO	317,756 SHARES	6,389,841	7,586,077
	AXIS CAPITAL HOLD	40,098 SHARES	2,276,089	2,020,538
	AXOGEN INC	85,800 SHARES	1,145,451	1,535,820
	AZEK CO INC/THE	30,274 SHARES	975,989	1,164,035
	BAIDU INC ADR USD	25,033 SHARES	4,033,546	5,413,136
	BALFOUR BEATTY PL	572,120 SHARES	2,324,843	2,113,125
	BANCO BILBAO VIZC	1,414,698 SHARES	5,756,242	6,984,398
	BANCORP INC	97,600 SHARES	960,555	1,332,240
	BANDWIDTH INC COM	49,751 SHARES	3,146,858	7,645,236
	BANK OF AMERICA	162,659 SHARES	3,904,619	4,930,194
	BANK OF NT BUTTER	94,800 SHARES	2,790,428	2,953,968
	BANKUNITED INC CO	142,331 SHARES	4,856,650	4,950,272
	BAR HARBOR BANKSH	14,800 SHARES	248,714	334,332
	BARCLAYS PLC	3,164,195 SHARES	7,154,256	6,344,345
	BARNES GROUP INC	24,800 SHARES	1,135,460	1,257,112
	BARRETT BUSINESS	51,797 SHARES	2,369,509	3,533,073
	BASF SE ST	142,321 SHARES	11,767,957	11,270,138
	BAYER AG	61,283 SHARES	4,044,179	3,610,797
	BEACON ROOFING	35,600 SHARES	1,011,569	1,430,764
	BECTON DICKINSON	33,841 SHARES	7,364,382	8,467,695
	BED BATH & BEYOND	37,800 SHARES	340,507	671,328
	BEIJING CAPITAL	2,348,000 SHARES	1,699,861	1,959,228
	BEL FUSE INC	70,100 SHARES	922,182	1,053,603
	BENCHMARK ELECTRO	156,700 SHARES	3,745,956	4,232,467
	BERKELEY LIGHTS	24,000 SHARES	1,590,240	2,145,840
	BERRY CORP	158,500 SHARES	1,356,131	583,280
	BIG LOTS INC	29,400 SHARES	983,751	1,262,142
	BIOGEN INC	15,203 SHARES	4,746,261	3,722,607
	BIOLIFE SOLUTIONS	42,962 SHARES	1,423,681	1,713,754
	BJ'S WHOLESALE CL	107,136 SHARES	3,586,611	3,994,030
	BJ'S WHOLESALE CL	33,100 SHARES	1,201,841	1,233,968
	BLACK HILLS CORP	15,900 SHARES	1,149,833	977,055
	BLACKLINE INC COM	13,047 SHARES	751,561	1,740,209
	BLACKSTONE GROUP	141,788 SHARES	7,021,741	9,189,280
	BLACKSTONE MORTGA	28,900 SHARES	681,742	795,617
	BLOOMIN' BRANDS	70,652 SHARES	1,304,319	1,372,062
	BLOOMIN' BRANDS	98,800 SHARES	1,930,379	1,918,696
	BLUCORA INC	137,800 SHARES	2,371,775	2,192,398
	BLUEBIRD BIO INC	8,300 SHARES	463,521	359,141
	BLUEPRINT MEDICIN	23,700 SHARES	2,033,067	2,657,955
	BMC STOCK HOLDING	34,300 SHARES	788,540	1,841,224
	BNP PARIBAS SA CO	118,769 SHARES	5,682,710	6,264,010
	BOEING CO	19,403 SHARES	3,646,672	4,153,406
	BOISE CASCADE CO	34,409 SHARES	931,006	1,644,750
	BONANZA CREEK ENE	16,300 SHARES	338,350	315,079

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	BOOKING HOLDINGS	3,913 SHARES	8,250,385	8,715,308
	BOOT BARN HOLDING	58,464 SHARES	1,998,373	2,534,999
	BOSTON SCIENTIFIC	506,125 SHARES	18,718,916	18,195,194
	BOYD GAMING CORP	17,600 SHARES	447,404	755,392
	BP PLC STO	991,564 SHARES	4,236,573	3,453,606
	BRIDGEBIO PHARMA	28,200 SHARES	765,693	2,005,302
	BRIGHTSPHERE INVE	260,558 SHARES	4,025,747	5,023,558
	BRIGHTSPHERE INVE	19,800 SHARES	371,452	381,744
	BRINKER INTERNATI	48,200 SHARES	1,293,144	2,726,674
	BRINK'S CO/THE CO	19,300 SHARES	982,185	1,389,600
	BRITISH AMERICAN	185,171 SHARES	8,650,853	6,854,476
	BROADSTONE NET LE	63,000 SHARES	1,063,371	1,233,540
	BROOKLINE BANCORP	184,303 SHARES	2,356,004	2,219,008
	BROOKS AUTOMATION	81,930 SHARES	2,667,835	5,558,951
	BRT APARTMENTS CO	10,400 SHARES	154,195	158,080
	BRUNSWICK CORP/DE	84,296 SHARES	5,507,272	6,426,727
	BUILDERS FIRSTSOU	103,500 SHARES	2,639,587	4,223,835
	BUNGE LTD	64,627 SHARES	4,048,799	4,238,239
	BUNGE LTD	17,200 SHARES	1,044,687	1,127,976
	BURLINGTON STORES	53,625 SHARES	10,292,676	14,025,619
	BUSINESS FIRST	19,800 SHARES	234,415	403,128
	BYLINE BANCORP IN	115,133 SHARES	2,416,349	1,778,805
	CACTUS INC	46,900 SHARES	1,083,962	1,222,683
	CAESARS ENTERTAIN	59,500 SHARES	3,570,012	4,419,065
	CAIXABANK SA	2,218,038 SHARES	6,212,835	5,701,863
	CALIFORNIA BANCOR	6,400 SHARES	100,516	99,584
	CANADIAN NATIONAL	116,695 SHARES	10,365,283	12,818,946
	CAPITAL BANCORP	7,600 SHARES	80,899	105,868
	CAPSTAR FINANCIAL	16,700 SHARES	155,174	246,325
	CARA THERAPEUTICS	32,700 SHARES	339,670	494,751
	CARDLYTICS INC CO	28,698 SHARES	1,020,518	4,097,213
	CARDLYTICS INC CO	8,500 SHARES	1,165,238	1,213,545
	CAREDX INC	31,800 SHARES	2,305,236	2,303,910
	CARETRUST REIT IN	12,200 SHARES	219,290	270,596
	CARPENTER TECHNOL	13,700 SHARES	359,953	398,944
	CARREFOUR SA	250,231 SHARES	4,373,806	4,295,567
	CARS.COM INC	92,000 SHARES	1,082,788	1,039,600
	CATALYST PHARMACE	234,700 SHARES	630,430	783,898
	CATCHMARK TIMBER	90,100 SHARES	992,136	843,336
	CATERPILLAR INC	23,300 SHARES	3,579,669	4,241,066
	CATHAY GENERAL BA	16,479 SHARES	518,051	530,459
	CB FINANCIAL SERV	3,700 SHARES	82,067	74,037
	CBIZ INC	39,000 SHARES	963,811	1,037,790
	CDW CORP/DE	124,651 SHARES	10,707,073	16,427,755
	CENTERSPACE REIT	12,200 SHARES	863,811	861,808
	CENTRAL GARDEN &	66,000 SHARES	2,053,002	2,397,780
	CERENCE INC	18,200 SHARES	1,849,681	1,828,736
	CERIDIAN HCM HOLD	53,689 SHARES	3,098,065	5,721,100
	CF INDUSTRIES HOL	143,369 SHARES	4,831,011	5,549,814

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	CHAMPIONX CORP CO	11,600 SHARES	142,541	177,480
	CHARLES SCHWAB CO	158,577 SHARES	6,889,588	8,410,924
	CHATHAM LODGING	12,900 SHARES	140,493	139,320
	CHESAPEAKE UTILIT	11,700 SHARES	1,130,003	1,266,057
	CHEVRON CORP	7,759 SHARES	875,669	655,248
	CHINOOK THERAPEUT	71,540 SHARES	2,109,509	1,134,624
	CHUBB LTD	80,565 SHARES	11,527,981	12,400,565
	CIE FINANCIERE RI	151,616 SHARES	—	39,450
	CIE FINANCIERE RI	81,750 SHARES	5,801,797	7,406,007
	CIENA CORP	12,100 SHARES	365,133	639,485
	CINEMARK HOLDINGS	292,300 SHARES	3,272,646	5,088,943
	CIRCOR INTERNATIO	7,700 SHARES	285,198	295,988
	CISCO SYSTEMS	180,317 SHARES	5,509,573	8,069,186
	CITRIX SYSTEMS INC	28,950 SHARES	3,657,735	3,766,395
	CITY OFFICE REIT	146,600 SHARES	1,737,568	1,432,282
	CLEARWAY ENER-C	82,000 SHARES	1,741,326	2,618,260
	CLEARWAY ENERGY	91,500 SHARES	1,791,413	2,703,825
	CLEVELAND-CLIFFS	142,400 SHARES	1,747,952	2,073,344
	CNO FINANCIAL GRO	73,900 SHARES	968,611	1,642,797
	CNX RESOURCES COR	46,600 SHARES	545,316	503,280
	COCA-COLA CO/THE	76,500 SHARES	3,687,606	4,195,260
	COCA-COLA CONSOLI	1,600 SHARES	431,122	426,032
	COGENT UNICAT	57,100 SHARES	3,726,544	3,418,577
	COHEN & STEERS INC	7,500 SHARES	571,548	557,250
	COHERUS BIOSCIENC	72,100 SHARES	936,825	1,253,098
	COLFAX CORP	59,375 SHARES	2,190,373	2,270,500
	COLONY CREDIT REA	22,800 SHARES	104,826	171,000
	COLUMBIA PROPERTY	32,400 SHARES	402,998	464,616
	COLUMBUS MCKINNON	38,885 SHARES	982,835	1,494,739
	COMCAST CORP	125,701 SHARES	3,881,650	6,586,732
	COMFORT SYSTEMS	49,400 SHARES	2,593,721	2,601,404
	COMMCOMMERCIAL METALS	183,516 SHARES	3,739,309	3,769,419
	COMMUNITY HEALTHC	2,900 SHARES	135,246	136,619
	COMMUNITY TRUST	3,098 SHARES	105,922	114,781
	COMPASS GROUP PLC	171,646 SHARES	2,341,785	3,198,027
	CONAGRA BRANDS INC	148,918 SHARES	3,969,990	5,399,767
	CONCERT PHARMACEU	36,900 SHARES	1,013,664	466,416
	CONMED CORP	2,200 SHARES	174,283	246,400
	CONNECTONE BANCOR	157,700 SHARES	2,338,747	3,120,883
	CONOCOPHILLIPS CO	107,393 SHARES	3,420,666	4,294,646
	CONSOLIDATED WATE	4,700 SHARES	63,875	56,635
	CONSTELLATION	72,063 SHARES	2,248,762	2,075,414
	CONSTELLATION BRA	140,060 SHARES	24,604,312	30,680,143
	COOPER TIRE & RUB	58,000 SHARES	1,476,783	2,349,000
	COPART INC	155,599 SHARES	13,177,129	19,799,973
	CORE-MARK HOLDING	75,300 SHARES	1,959,080	2,211,561
	COREPOINT LODGING	12,600 SHARES	39,558	86,688
	CORNERSTONE BUILD	85,300 SHARES	601,221	791,584
	CORNERSTONE ONDEM	129,600 SHARES	5,740,234	5,707,584

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	COSTAMARE INC COM	180,800 SHARES	1,520,773	1,497,024
	COUSINS PROPERTIE	97,200 SHARES	3,236,610	3,256,200
	COUSINS PROPERTIE	36,959 SHARES	1,275,946	1,238,127
	COVETRUS INC	60,835 SHARES	1,712,121	1,748,398
	COWEN INC	51,257 SHARES	493,744	1,332,169
	CREDIT SUISSE GRO	7,606 SHARES	94,529	98,092
	CROSS COUNTRY HEA	175,923 SHARES	1,773,919	1,560,437
	CUMMINS INC	16,497 SHARES	2,662,945	3,746,469
	CURTISS-WRIGHT CO	29,524 SHARES	2,848,843	3,435,117
	CUSTOMERS BANCORP	72,700 SHARES	1,472,080	1,321,686
	CUTERA INC	89,300 SHARES	1,314,662	2,153,023
	CVR ENERGY INC CO	41,500 SHARES	1,461,492	618,350
	CVS HEALTH CORP C	91,746 SHARES	5,694,609	6,266,252
	CYBERARK SOFTWARE	15,903 SHARES	836,803	2,569,766
	DANA INC	218,300 SHARES	3,154,712	4,261,216
	DANAHER CORP	21,827 SHARES	2,630,398	4,848,650
	DANONE SA	87,729 SHARES	6,360,366	5,770,642
	DARLING INGREDIEN	107,429 SHARES	2,202,020	6,196,505
	DECKERS OUTDOOR	30,000 SHARES	3,360,716	8,603,400
	DEUTSCHE POST AG	15,684 SHARES	495,308	777,201
	DIAMONDROCK HOSPI	92,438 SHARES	638,471	762,614
	DICERNA PHARMACEU	83,200 SHARES	916,217	1,832,896
	DIEBOLD NIXDORF	144,900 SHARES	783,472	1,544,634
	DIGITAL TURBINE	38,200 SHARES	2,027,508	2,160,592
	DILLARD'S INC COM	11,200 SHARES	292,340	706,160
	DINE BRANDS GLOBA	22,300 SHARES	2,180,832	1,293,400
	DOCUSIGN INC	33,175 SHARES	1,729,689	7,374,803
	DOMINION ENERGY	6,725 SHARES	531,222	505,720
	DOMTAR CORP	38,400 SHARES	1,084,065	1,215,360
	DORIAN LPG LTD CO	79,700 SHARES	1,169,240	971,543
	DRAFTKINGS INC CO	319,903 SHARES	13,715,636	14,894,684
	DUUN INC	18,100 SHARES	863,429	971,970
	DUPONT DE NEMOURS	156,751 SHARES	9,652,668	11,146,564
	EAST WEST BANCORP	96,648 SHARES	3,127,505	4,901,020
	EASTERN BANKSHARE	115,465 SHARES	1,491,753	1,883,234
	ECHO GLOBAL LOGIS	14,800 SHARES	333,230	396,936
	EDGEWELL PERSONAL	65,900 SHARES	1,975,122	2,278,822
	EDISON INTERNATIO	88,474 SHARES	6,185,470	5,557,937
	EDWARDS LIFESCIEN	98,315 SHARES	3,388,685	8,969,277
	EGAIN CORP	284,300 SHARES	2,688,940	3,357,583
	ELANCO ANIMAL HEA	139,208 SHARES	3,948,158	4,269,509
	ELF BEAUTY INC CO	69,259 SHARES	1,585,192	1,744,634
	ELLINGTON FINANCI	4,100 SHARES	51,997	60,844
	EMCOR GROUP INC C	31,608 SHARES	2,196,523	2,890,868
	EMERGENT BIOSOLUT	36,249 SHARES	2,038,012	3,247,910
	ENBRIDGE INC	1 SHARES	—	32
	ENDO INTERNATIONA	546,900 SHARES	2,542,687	3,926,742
	ENEL SPA	565,777 SHARES	4,841,426	5,729,114
	ENERPAC TOOL GROU	94,976 SHARES	2,428,094	2,147,407
EQUITY SECURITIES (CONTINUED):

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	ENOVA INTERNATION	23,800 SHARES	858,335	589,526
	ENTERGY CORP	25,750 SHARES	2,758,298	2,570,880
	ENTERPRISE FINANC	41,854 SHARES	1,560,826	1,462,797
	ENTERPRISE FINANC	3,300 SHARES	143,464	115,335
	ENVESTNET INC COM	10,100 SHARES	727,120	831,129
	EQUIFAX INC	36,541 SHARES	3,672,374	7,046,566
	EQUINIX INC REIT	10,846 SHARES	4,962,243	7,745,996
	EQUITABLE HOLDING	162,502 SHARES	3,173,842	4,158,426
	ESPERION THERAPEU	27,800 SHARES	1,076,189	722,800
	ESSA BANCORP INC	5,000 SHARES	67,754	75,000
	ESSENT GROUP LTD	73,600 SHARES	3,099,371	3,179,520
	ESSENTIAL PROPERT	43,600 SHARES	941,175	924,320
	EVERBRIDGE INC CO	33,318 SHARES	2,355,549	4,966,714
	EVO PAYMENTS INC	178,890 SHARES	4,386,014	4,831,819
	EVO PAYMENTS INC	74,200 SHARES	2,149,061	2,004,142
	EW SCRIPPS CO/THE	98,900 SHARES	1,286,449	1,512,181
	EXTREME NETWORKS	293,000 SHARES	888,501	2,018,770
	EXXON MOBIL CORP	116,774 SHARES	8,782,335	4,813,424
	FABRINET	35,200 SHARES	2,025,481	2,731,168
	FACEBOOK INC	197,461 SHARES	31,838,654	53,938,447
	FALCON MINERALS	157,500 SHARES	647,635	496,125
	FANUC CORP	27,600 SHARES	4,994,010	6,779,369
	FEDERATED HERMES	100,900 SHARES	3,115,171	2,915,001
	FEDNAT HOLDING CO	18,800 SHARES	270,882	111,296
	FIBROGEN INC	23,800 SHARES	788,561	882,742
	FIDELITY NATIONAL	153,469 SHARES	18,958,804	21,709,725
	FIFTH THIRD BANCO	250,651 SHARES	5,618,264	6,910,448
	FINANCIAL INSTITU	37,112 SHARES	1,181,586	835,020
	FIRST BANCORP/PUE	361,800 SHARES	2,539,864	3,335,796
	FIRST BANCORP/SOU	96,619 SHARES	3,291,216	3,268,621
	FIRST BANK/HAMILT	9,300 SHARES	106,789	87,234
	FIRST BUSINESS FI	9,593 SHARES	240,776	176,607
	FIRST CHOICE BANC	3,000 SHARES	63,718	55,470
	FIRST UNITY	7,119 SHARES	137,858	153,628
	FIRST FOUNDATION	137,137 SHARES	2,083,748	2,742,740
	FIRST HORIZON COR	91,920 SHARES	1,444,145	1,172,899
	FIRST INDUSTRIAL	38,047 SHARES	867,520	1,602,920
	FIRST INTERNET BA	11,800 SHARES	188,002	339,132
	FIVE BELOW INC CO	20,243 SHARES	1,147,753	3,542,120
	FLAGSTAR BANCORP	91,600 SHARES	3,441,789	3,733,616
	FLEETCOR TECHNOLO	101,784 SHARES	17,327,285	27,769,729
	FLUENT INC	143,500 SHARES	851,737	761,985
	FOCUS FINANCIAL	93,276 SHARES	3,092,665	4,057,506
	FOCUS FINANCIAL	35,000 SHARES	1,091,861	1,522,500
	FORTUNE BRANDS HO	33,391 SHARES	1,625,255	2,862,277
	FOUR CORNERS PROP	22,200 SHARES	644,407	660,894
	FOX CORP	104,663 SHARES	3,141,797	3,022,667
	FRESHPET INC	29,329 SHARES	1,756,924	4,164,425
	FS BANCORP INC CO	3,400 SHARES	168,034	186,320

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	FUTUREFUEL CORP	36,989 SHARES	525,438	469,760
	GENCOR INDUSTRIES	11,500 SHARES	131,970	141,450
	GENERAC HOLDINGS	6,400 SHARES	1,458,340	1,455,424
	GENERAL ELECTRIC	1,458,042 SHARES	15,137,854	15,746,854
	GENERAL MOTORS CO	388 SHARES	—	16,156
	GENESCO INC	35,800 SHARES	434,702	1,077,222
	GENIE ENERGY LTD	14,700 SHARES	91,676	105,987
	GETTY REALTY CORP	7,600 SHARES	232,323	209,304
	GIBRALTAR INDUSTR	14,000 SHARES	904,891	1,007,160
	GILEAD SCIENCES	41,691 SHARES	3,365,487	2,428,918
	GLADSTONE ERC	79,100 SHARES	1,728,262	1,423,800
	GLATFELTER CORPOR	13,000 SHARES	223,391	212,940
	GLOBAL MEDICAL RE	9,000 SHARES	88,860	117,540
	GLOBAL NET LEASE	148,900 SHARES	2,410,886	2,552,146
	GLOBAL PAYMENTS	108,615 SHARES	9,256,289	23,397,843
	GLOBANT SA	8,099 SHARES	903,501	1,762,423
	GMS INC ST	83,400 SHARES	2,240,915	2,542,032
	GOLD ENTERTAINMEN	3,410 SHARES	—	1
	GOLDMAN SACHS GRO	11,300 SHARES	2,635,665	2,979,923
	GOOSEHEAD INSURAN	31,586 SHARES	630,970	3,940,669
	GRANITE POINT MOR	17,400 SHARES	117,072	173,826
	GRAY TELEVISION	77,317 SHARES	1,012,325	1,383,201
	GREAT AJAX CORP	5,500 SHARES	48,964	57,530
	GREAT LAKES DREDG	360,400 SHARES	2,725,169	4,746,468
	GREAT LAKES DREDG	157,300 SHARES	1,473,811	2,071,641
	GREAT SOUTHERN BA	13,500 SHARES	520,194	660,150
	GREEN DOT CORP CO	42,700 SHARES	2,713,038	2,382,660
	GREEN PLAINS INC	33,500 SHARES	515,725	441,195
	GRITSTONE ONCOLOG	16,100 SHARES	241,500	63,434
	GROUPON INC	34,125 SHARES	670,674	1,296,579
	GRUPO FINANCIERO	365,667 SHARES	1,721,584	2,017,403
	GSI TECHNOLOGY IN	92,800 SHARES	635,856	686,720
	GUESS? INC	98,500 SHARES	977,399	2,228,070
	GW PHARMACEUTICAL	17,729 SHARES	2,274,716	2,046,104
	HAMILTON LANE INC	36,370 SHARES	2,453,775	2,838,679
	HANCOCK WHITNEY C	48,800 SHARES	2,153,973	1,660,176
	HANGER INC	52,000 SHARES	952,925	1,143,480
	HANMI FINANCIAL	68,875 SHARES	1,621,445	781,043
	HARSCO CORP	192,062 SHARES	3,342,396	3,453,275
	HBT FINANCIAL INC	24,400 SHARES	296,757	369,660
	HEALTHCARE REALTY	57,600 SHARES	1,671,897	1,704,960
	HEALTHCARE SERVIC	40,903 SHARES	1,373,779	1,149,374
	HEALTHEQUITY INC	32,279 SHARES	1,927,082	2,250,169
	HEIDRICK & STRUGG	46,600 SHARES	1,395,354	1,369,108
	HELEN OF TROY LTD	7,014 SHARES	1,102,734	1,558,441
	HELIX ENERGY SOLU	34,400 SHARES	140,382	144,480
	HERITAGE INSURANC	9,000 SHARES	109,881	91,170
	HERMAN MILLER INC	32,913 SHARES	684,390	1,112,459
	HERON THERAPEUTIC	118,200 SHARES	1,910,420	2,501,703

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	HIBBETT SPORTS INC	56,700 SHARES	1,101,519	2,618,406
	HIGHWOODS PROPERT	5,700 SHARES	275,569	225,891
	HILLTOP HOLDINGS	55,700 SHARES	1,382,193	1,532,307
	HNI CORP S	30,800 SHARES	1,143,731	1,061,368
	HOLOGIC INC	74,122 SHARES	2,813,979	5,398,305
	HOME DEPOT INC/TH	33,059 SHARES	4,514,630	8,781,132
	HOMESTREET INC CO	19,370 SHARES	469,431	653,738
	HOMOLOGY MEDICINE	43,200 SHARES	691,509	487,728
	HOOKER FURNITURE	42,300 SHARES	1,166,866	1,364,175
	HORACE MANN EDUCA	4,900 SHARES	205,438	205,996
	HORIZON THERAPEUT	74,400 SHARES	1,371,852	5,442,360
	HOUGHTON MIFFLIN	516,100 SHARES	1,004,202	1,718,613
	HOULIHAN LOKEY INC	51,953 SHARES	2,442,446	3,492,800
	HUB GROUP INC COM	65,100 SHARES	2,964,377	3,710,700
	HUDSON PACIFIC	21,592 SHARES	688,625	518,640
	HURON CONSULTING	47,066 SHARES	1,958,080	2,774,541
	ICHOR HOLDINGS LT	39,100 SHARES	917,431	1,178,670
	IDACORP INC	11,276 SHARES	794,878	1,082,834
	IDEX CORP	18,548 SHARES	2,348,104	3,694,762
	IDT CORP	250,700 SHARES	1,803,927	3,098,652
	IHS MARKIT LTD CO	170,871 SHARES	6,853,083	15,349,342
	ILLINOIS TOOL WOR	19,687 SHARES	1,919,714	4,013,786
	ILLUMINA INC	56,061 SHARES	16,885,237	20,742,570
	INDEPENDENCE REAL	293,962 SHARES	2,976,816	3,947,910
	INFINEON TECHNOLO	185,045 SHARES	3,848,196	7,107,067
	ING GROEP NV	934,891 SHARES	7,896,066	8,740,432
	INGEVITY CORP COM	22,500 SHARES	1,525,051	1,703,925
	INGEVITY CORP COM	19 SHARES	—	1,439
	INNOVATIVE INDUST	1,900 SHARES	255,375	347,947
	INOGEN INC	47,100 SHARES	2,230,047	2,104,428
	INPHI CORP	30,452 SHARES	1,223,166	4,886,632
	INSMED INC	50,500 SHARES	1,256,939	1,681,145
	INSPERITY INC COM	12,000 SHARES	881,993	977,040
	INSPIRE MEDICAL	26,984 SHARES	1,800,570	5,075,421
	INTEGER HOLDINGS	8,900 SHARES	375,770	722,591
	INTEGRA LIFESCIEN	37,547 SHARES	1,840,025	2,437,551
	INTERNATIONAL	985,178 SHARES	1,348,583	2,152,009
	INTERNATIONAL PAP	176,268 SHARES	7,748,790	8,764,045
	INTERSECT ENT INC	130,837 SHARES	2,981,222	2,996,167
	INTERSECT ENT INC	105,600 SHARES	1,361,148	2,418,240
	INTUIT INC	40,211 SHARES	13,569,360	15,274,148
	INVACARE CORP COM	167,500 SHARES	1,063,615	1,499,125
	INVESTAR HOLDING	18,300 SHARES	220,637	302,682
	INVESTORS BANCORP	440,100 SHARES	5,101,005	4,647,456
	ITRON INC	8,500 SHARES	495,555	815,150
	J2 GLOBAL INC COM	36,900 SHARES	2,392,115	3,604,761
	JACK IN THE BOX	60,770 SHARES	4,354,986	5,639,456
	JAMES RIVER GROUP	8,900 SHARES	435,197	437,435
	JB HUNT TRANSPORT	52,217 SHARES	5,958,473	7,135,453
	JELD-WEN HOLDING	143,749 SHARES	3,260,104	3,645,475

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	JFROG LTD	11,900 SHARES	878,425	747,677
	JOHNSON &	54,766 SHARES	5,354,516	8,619,073
	JONES LANG LASALL	3,350 SHARES	470,217	497,040
	JOUNCE THERAPEUTI	45,900 SHARES	752,311	321,300
*	JPMORGAN CHASE &	41,436,357 SHARES	3,055,742,035	5,265,317,884
*	JPMORGAN CHASE &	1,261 SHARES	27,673	160,235
	KAISER ALUMINUM C	8,000 SHARES	571,296	791,200
	KAMAN CORP	37,303 SHARES	1,857,301	2,131,120
	KAR AUCTION SERVI	32,900 SHARES	444,426	612,269
	KB HOME ST	45,600 SHARES	1,251,664	1,528,512
	KBR INC ST	132,400 SHARES	2,564,050	4,095,132
	KEARNY FINANCIAL	66,500 SHARES	638,493	702,240
	KELLY SERVICES INC	57,549 SHARES	1,125,157	1,183,783
	KENNAMETAL INC CO	96,256 SHARES	3,059,541	3,488,317
	KFORCE INC	33,100 SHARES	1,412,973	1,393,179
	KIMBALL ELECTRONIC	12,954 SHARES	155,195	207,134
	KIMBERLY-CLARK CO	24,981 SHARES	2,900,145	3,368,188
	KITE REALTY GROUP	13,700 SHARES	140,661	204,952
	KKR REAL ESTATE	9,500 SHARES	158,884	170,240
	KNOLL INC	120,800 SHARES	2,376,102	1,773,344
	KOHL'S CORP	65,869 SHARES	1,636,268	2,680,210
	KONTOOR BRANDS IN	113,639 SHARES	2,423,983	4,609,198
	KOPPERS HOLDINGS	82,700 SHARES	1,971,950	2,576,932
	KORN FERRY	129,700 SHARES	4,229,779	5,641,950
	KRATON CORP	8,600 SHARES	237,812	238,994
	KRONOS BIO INC CO	77,400 SHARES	1,470,600	2,311,938
	KURA ONCOLOGY INC	7,100 SHARES	120,700	231,886
	LADDER CAPITAL CO	152,600 SHARES	1,294,213	1,492,428
	LANNETT CO INC CO	422,050 SHARES	3,828,915	2,751,766
	LAS VEGAS SANDS C	53,260 SHARES	2,817,695	3,174,296
	LATTICE SEMICONDU	104,171 SHARES	2,968,220	4,773,115
	LAZARD LTD	39,296 SHARES	1,299,792	1,662,221
	LEMONADE INC	11,603 SHARES	508,180	1,421,368
	LHC GROUP INC COM	5,700 SHARES	1,145,085	1,215,924
	LIBERTY LATIN AME	99,518 SHARES	880,735	1,103,655
	LIBERTY LATIN AME	109,600 SHARES	1,792,859	1,219,848
	LIBERTY TRIPADVIS	1,207,800 SHARES	2,524,235	5,241,852
	LIFETIME BRANDS	106,533 SHARES	1,253,179	1,619,302
	LITTELFUSE INC CO	17,007 SHARES	2,985,909	4,331,003
	LOUISIANA-PACIFIC	62,500 SHARES	1,556,723	2,323,125
	LULULEMON ATHLETI	30,804 SHARES	11,555,410	10,720,716
	LUTHER BURBANK CO	25,300 SHARES	264,647	247,940
	MACOM TECHNOLOGY	41,390 SHARES	2,155,780	2,278,106
	MACY'S INC	69,400 SHARES	419,204	780,750
	MAGELLAN HEALTH I	40,300 SHARES	2,642,559	3,338,452
	MAGNA INTERNATION	82,440 SHARES	4,227,858	5,836,752
	MAGNOLIA OIL & GA	181,900 SHARES	873,303	1,284,214
	MANITOWOC CO INC/	55,800 SHARES	742,043	742,698
	MARINEMAX INC COM	33,500 SHARES	1,086,367	1,173,505

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	MARKEL CORP	9,838 SHARES	8,158,957	10,165,605
	MARKETAXESS HOLDI	19,339 SHARES	8,025,551	11,034,060
	MARRIOTT VACATION	21,900 SHARES	2,766,459	3,005,118
	MARSH & MCLENNAN	100,981 SHARES	6,870,330	11,814,777
	MARSH & MCLENNAN	46,175 SHARES	2,150,424	5,402,475
	MASTEC INC	57,900 SHARES	3,160,599	3,947,622
	MASTERCARD INC CO	131,568 SHARES	14,697,763	46,961,882
	MATADOR RESOURCES	90,800 SHARES	754,636	1,095,048
	MATCH GROUP INC C	55,120 SHARES	8,007,450	8,333,593
	MAXLINEAR INC COM	118,343 SHARES	2,360,678	4,519,519
	MAYVILLE ENGINEER	143,094 SHARES	1,834,072	1,920,321
	MEDIFAST INC	7,100 SHARES	1,421,489	1,394,014
	MEDNAX INC	22,400 SHARES	385,145	549,696
	MEDTRONIC PLC	88,869 SHARES	6,324,858	10,410,115
	MEIRAGTX HOLDINGS	38,700 SHARES	859,473	585,918
	MERCK & CO INC CO	35,574 SHARES	2,374,420	2,909,953
	MEREDITH CORP COM	149,900 SHARES	4,647,051	2,878,080
	MERIDIAN CORP COM	6,000 SHARES	102,172	124,800
	MERITAGE HOMES CO	24,600 SHARES	1,584,974	2,037,372
	MERITOR INC	54,726 SHARES	625,038	1,527,403
	METHODE ELECTRONI	54,540 SHARES	1,800,119	2,087,791
	METLIFE INC	192,318 SHARES	7,907,004	9,029,330
	METROPOLITAN BANK	7,700 SHARES	202,094	279,279
	METTLER-TOLEDO	7,137 SHARES	5,012,003	8,133,896
	MGIC INVESTMENT C	109,900 SHARES	1,492,373	1,379,245
	MICROCHIP TECHNOL	188,255 SHARES	16,698,886	25,999,898
	MICROCHIP TECHNOL	19,615 SHARES	1,713,898	2,709,028
	MICROSOFT CORP CO	529,815 SHARES	51,637,017	117,841,452
	MICROSOFT CORP CO	50,901 SHARES	2,623,031	11,321,400
	MICROSTRATEGY INC	15,600 SHARES	2,157,823	6,061,380
	MID PENN BANCORP	6,500 SHARES	114,968	142,350
	MINERALS TECHNOLO	14,900 SHARES	598,679	925,588
	MMA CAPITAL HOLDI	3,400 SHARES	84,672	83,640
	MODEL N INC	10,700 SHARES	358,082	381,776
	MOELIS & CO	43,282 SHARES	1,442,112	2,023,866
	MONMOUTH REAL EST	27,400 SHARES	405,156	474,568
	MONOLITHIC POWER	13,624 SHARES	2,090,015	4,989,518
	MONRO INC	28,164 SHARES	1,711,528	1,501,141
	MONSTER BEVERAGE	204,440 SHARES	8,159,127	18,906,611
	MOOG INC-CLASS A	7,000 SHARES	363,788	555,100
	MORGAN STANLEY CO	239,911 SHARES	8,461,378	16,441,101
	MOTORS LIQUIDATIO	765 SHARES	—	1,354
	MOVADO GROUP INC	60,200 SHARES	1,033,388	1,000,524
	MR COOPER GROUP	84,400 SHARES	592,546	2,618,932
	MUELLER INDUSTRIE	15,800 SHARES	467,702	554,738
	MUELLER WATER PRO	96,487 SHARES	989,611	1,194,509
	MURATA MANUFACTUR	90,400 SHARES	5,057,018	8,160,473
	MUSTANG BIO INC C	673,200 SHARES	2,187,900	2,548,062
	MYERS INDUSTRIES	24,700 SHARES	436,740	513,266

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	NATERA INC	41,445 SHARES	973,909	4,124,606
	NATERA INC	26,200 SHARES	2,742,132	2,607,424
	NATIONAL ENERGY	45,100 SHARES	360,182	447,843
	NATIONAL HEALTH	2,100 SHARES	117,797	145,257
	NATIONAL HEALTHCA	49,300 SHARES	3,308,220	3,274,013
	NATIONAL STORAGE	110,739 SHARES	2,581,561	3,989,926
	NATIONAL VISION H	114,217 SHARES	3,958,910	5,172,888
	NATUS MEDICAL INC	43,200 SHARES	1,021,072	865,728
	NEENAH INC	12,600 SHARES	547,555	697,032
	NELNET INC	25,100 SHARES	1,237,703	1,788,124
	NEOGENOMICS INC C	69,059 SHARES	2,236,584	3,718,137
	NEVRO CORP	28,455 SHARES	3,640,434	4,925,561
	NEW JERSEY RESOUR	23,756 SHARES	945,719	844,526
	NEW SENIOR INVEST	147,100 SHARES	751,076	761,978
	NEW YORK MORTGAGE	20,200 SHARES	69,751	74,538
	NEWS CORP	223,332 SHARES	2,914,617	4,013,276
	NEXTERA ENERGY INC	95,122 SHARES	4,069,375	7,338,662
	NEXTERA ENERGY PA	90,363 SHARES	4,449,423	6,058,839
	NEXTGEN HEALTHCAR	81,700 SHARES	890,140	1,490,208
	NEXTIER OILFIELD	123,800 SHARES	651,445	425,872
	NGM BIOPHARMACEUT	74,000 SHARES	1,219,925	2,241,830
	NIC INC ST	52,100 SHARES	843,391	1,345,743
	NIELSEN HOLDINGS	124,402 SHARES	3,342,577	2,596,270
	NLIGHT INC	110,405 SHARES	2,443,356	3,604,723
	NMI HOLDINGS INC	24,300 SHARES	784,171	550,395
	NORTHEAST BANK CO	8,400 SHARES	158,114	189,168
	NORTHROP GRUMMAN	41,703 SHARES	11,373,155	12,707,738
	NORTHWEST NATURAL	13,500 SHARES	677,327	620,865
	NOVARTIS AG	101,183 SHARES	7,821,225	9,575,155
	NOW INC ST	155,900 SHARES	897,429	1,119,362
	NOWAUTO INC	12,999 SHARES	—	143
	NUVASIVE INC	23,200 SHARES	1,507,541	1,306,856
	NVE CORP S	10,100 SHARES	706,555	567,418
	NVIDIA CORP	41,092 SHARES	12,065,406	21,458,242
	NXP SEMICONDUCTOR	24,900 SHARES	3,060,676	3,959,349
	OCEANFIRST FINANC	167,800 SHARES	2,912,525	3,126,114
	ODP CORP/THE	57,830 SHARES	2,181,366	1,694,419
	O-I GLASS INC COM	107,300 SHARES	1,081,572	1,276,870
	OIL STATES INTERN	83,800 SHARES	392,351	420,676
	OMNICELL INC	7,600 SHARES	484,482	912,152
	OOMA INC	62,200 SHARES	683,510	895,680
	OP BANCORP	28,300 SHARES	212,212	217,910
	OPEN LENDING CORP	30,092 SHARES	847,717	1,052,016
	OPORTUN FINANCIAL	36,700 SHARES	518,628	710,879
	O'REILLY AUTOMOTI	18,383 SHARES	4,977,150	8,319,594
	ORION ENGINEERED	58,800 SHARES	660,289	1,007,832
	ORTHOFIX MEDICAL	92,900 SHARES	2,708,340	3,992,842
	OUTSET MEDICAL IN	12,181 SHARES	391,329	692,368
	OUTSET MEDICAL IN	25,300 SHARES	1,071,925	1,438,052

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	OVERSTOCK.COM INC	13,800 SHARES	1,628,820	661,986
	OWENS & MINOR INC	123,200 SHARES	3,526,335	3,332,560
	PACTIV EVERGREEN	20,500 SHARES	277,017	371,870
	PACWEST BANCORP C	49,680 SHARES	2,053,875	1,261,872
	PAGERDUTY INC COM	62,001 SHARES	1,975,195	2,585,442
	PAR PACIFIC HOLDI	60,500 SHARES	414,040	845,790
	PARK AEROSPACE CO	13,900 SHARES	175,073	186,399
	PARK-OHIO HOLDING	8,059 SHARES	278,271	249,023
	PARSLEY ENERGY IN	104,401 SHARES	1,105,507	1,482,494
	PATTERSON-UTI ENE	71,200 SHARES	341,150	374,512
	PAYPAL HOLDINGS	181,407 SHARES	12,813,112	42,485,519
	PCTEL INC	76,300 SHARES	512,474	501,291
	PDC ENERGY INC CO	201,598 SHARES	3,212,001	4,138,807
	PDC ENERGY INC CO	74,500 SHARES	981,158	1,529,485
	PDF SOLUTIONS INC	29,500 SHARES	289,274	637,200
	PEAPACK-GLADSTONE	15,700 SHARES	330,590	357,332
	PENN NATIONAL GAM	28,032 SHARES	641,792	2,421,124
	PENN NATIONAL GAM	43,532 SHARES	1,607,601	3,759,859
	PENNYMAC FINANCIA	27,790 SHARES	800,546	1,823,580
	PENNYMAC MORTGAGE	121,000 SHARES	2,276,561	2,128,390
	PENUMBRA INC	44,172 SHARES	7,280,103	7,730,100
	PERFORMANCE FOOD	150,160 SHARES	4,288,405	7,149,118
	PERFORMANCE FOOD	76,300 SHARES	2,385,158	3,632,643
	PERNOD RICARD SA	16,226 SHARES	3,122,670	3,113,001
	PERRIGO CO PLC CO	60,490 SHARES	3,946,374	2,705,113
	PERSONALIS INC CO	104,000 SHARES	1,320,498	3,807,440
	PERSPECTA INC COM	63,000 SHARES	1,416,224	1,517,040
	PFIZER INC	139,928 SHARES	3,744,885	5,150,750
	PHIBRO ANIMAL HEA	19,600 SHARES	902,202	380,632
	PHILIP MORRIS	90,591 SHARES	7,757,017	7,500,029
	PHOTRONICS INC CO	236,300 SHARES	2,651,004	2,637,108
	PHREESIA INC	90,345 SHARES	2,474,576	4,902,120
	PHYSICIANS REALTY	98,146 SHARES	1,629,592	1,746,999
	PHYSICIANS REALTY	55,300 SHARES	1,046,953	984,340
	PIEDMONT OFFICE	37,000 SHARES	528,045	600,510
	PINNACLE FINANCIAL	90,405 SHARES	3,571,627	5,822,082
	PIONEER NATURAL	25,680 SHARES	3,343,679	2,924,695
	PIPER SANDLER COS	9,600 SHARES	476,349	968,640
	PLYMOUTH INDUSTRI	38,000 SHARES	486,371	570,000
	PNC FINANCIAL SER	18,705 SHARES	2,774,872	2,787,045
	PNM RESOURCES INC	61,867 SHARES	3,002,183	3,002,406
	POPULAR INC	62,416 SHARES	2,367,674	3,515,269
	PORTLAND GENERAL	46,138 SHARES	1,702,883	1,973,322
	POTLATCHDELTIC CO	38,900 SHARES	1,197,773	1,945,778
	POWELL INDUSTRIES	10,700 SHARES	245,746	315,543
	PQ GROUP HOLDINGS	33,700 SHARES	385,645	480,562
	PRESTIGE CONSUMER	62,396 SHARES	2,991,257	2,175,749
	PRICESMART INC CO	19,800 SHARES	1,217,835	1,803,582
	PRIMORIS SERVICES	72,600 SHARES	1,121,802	2,004,486

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	PRINCIPAL FINANCI	14,752 SHARES	616,060	731,847
	PROASSURANCE CORP	29,000 SHARES	482,413	515,910
	PROG HOLDINGS INC	35,200 SHARES	1,692,898	1,896,224
	PROGRESSIVE CORP/	173,973 SHARES	12,492,881	17,202,450
	PROOFPOINT INC CO	6,786 SHARES	314,736	925,678
	PROSIGHT GLOBAL	64,649 SHARES	775,598	829,447
	PROSIGHT GLOBAL	40,700 SHARES	543,549	522,181
	PROVIDENCE SVC CO	10,300 SHARES	937,791	1,427,889
	PROVIDENT BANCORP	52,700 SHARES	452,235	632,400
	PROVIDENT FINANCI	159,700 SHARES	1,996,408	2,868,212
	PRUDENTIAL PLC CO	272,249 SHARES	4,799,433	5,012,871
	PUBMATIC INC	36,389 SHARES	727,780	1,017,436
	Q2 HOLDINGS INC	54,574 SHARES	2,226,576	6,905,248
	QTS REALTY TRUST	66,151 SHARES	2,964,924	4,093,424
	QTS REALTY TRUST	13,100 SHARES	859,766	810,628
	QUAD/GRAPHICS INC	132,400 SHARES	465,876	505,768
	QUAL INC	85,141 SHARES	5,570,925	12,970,380
	QUANEX BUILDING	40,400 SHARES	702,791	895,668
	RADIAN GROUP INC	125,900 SHARES	2,156,494	2,549,475
	RADIUS HEALTH INC	6,100 SHARES	293,558	108,946
	RAMBUS INC	23,000 SHARES	251,610	401,580
	RBB BANCORP	9,900 SHARES	130,592	152,262
	REALOGY HOLDINGS	215,200 SHARES	1,556,636	2,823,424
	REDWOOD TRUST INC	143,764 SHARES	1,214,985	1,262,248
	RENEWABLE ENERGY	82,600 SHARES	3,341,932	5,849,732
	RENT-A-CENTER INC	112,600 SHARES	2,233,643	4,311,454
	RETAIL OPPORTUNIT	132,426 SHARES	2,344,922	1,773,184
	RETAIL PROPERTIES	153,200 SHARES	1,057,511	1,311,392
	RETAIL VALUE INC	22,700 SHARES	390,179	337,549
	REVANCE THERAPEUT	120,161 SHARES	2,665,774	3,405,363
	REVANCE THERAPEUT	10,000 SHARES	319,929	283,400
	REVOLUTION MEDICI	17,400 SHARES	584,457	688,866
	REX AMERICAN RESO	3,591 SHARES	217,858	263,831
	REXNORD CORP	158,379 SHARES	3,580,434	6,254,387
	RHYTHM PHARMACEUT	28,700 SHARES	692,338	853,251
	RIMINI STREET INC	127,360 SHARES	550,708	564,205
	RMR GROUP INC/THE	7,000 SHARES	205,209	270,340
	ROCHE HOLDING AG	20,706 SHARES	5,825,390	7,238,140
	ROCKWELL AUTOMATI	12,129 SHARES	1,830,471	3,042,074
	ROLLS-ROYCE HOLDI	8,412,189 SHARES	7,013,924	12,792,684
	RUSH ENTERPRISES	67,696 SHARES	2,306,136	2,803,968
	RUSH STREET INTER	2,770 SHARES	59,045	59,971
	RWE AG STO	113,551 SHARES	4,120,100	4,802,994
	RYANAIR HOLDINGS	50,252 SHARES	3,275,440	5,526,715
	RYMAN HOSPITALITY	4,300 SHARES	258,349	291,368
	S&P GLOBAL INC CO	29,865 SHARES	5,942,580	9,817,521
	SABRA HEALTH CARE	80,700 SHARES	1,157,289	1,401,759
	SAGE THERAPEUTICS	23,700 SHARES	1,823,899	2,050,287
	SAIA INC	47,800 SHARES	3,454,588	8,642,240

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	SALESFORCE.COM INC	153,888 SHARES	15,430,377	34,244,697
	SAMSUNG ELECTRONIC	6,685 SHARES	4,642,096	12,200,125
	SANDERSON FARMS	4,698 SHARES	616,732	621,076
	SANDSTORM GOLD LT	181,347 SHARES	966,560	1,300,258
	SANMINA CORP	165,399 SHARES	3,769,982	5,274,574
	SANOFI STO	85,334 SHARES	8,599,742	8,217,100
	SAP SE STO	38,653 SHARES	3,303,360	5,070,850
	SAREPTA THERAPEUT	10,600 SHARES	464,136	1,807,194
	SCANSOURCE INC CO	78,800 SHARES	1,564,040	2,078,744
	SCHLUMBERGER NV	71,664 SHARES	1,280,965	1,564,425
	SCHRODINGER INC/U	28,600 SHARES	1,685,182	2,264,548
	SCHWEITZER-MAUDUI	104,249 SHARES	4,192,236	4,191,852
	SCIENCE APPLICATI	27,400 SHARES	2,619,680	2,593,136
	SCIENTIFIC GAMES	25,900 SHARES	932,149	1,074,591
	SEACOAST BANKING	46,536 SHARES	980,485	1,370,485
	SEAGEN INC	59,722 SHARES	6,127,178	10,459,711
	SELECT BANCORP INC	74,400 SHARES	538,107	704,568
	SELECT ENERGY SER	235,000 SHARES	2,545,223	963,500
	SELECT MEDICAL HO	134,700 SHARES	2,306,799	3,725,802
	SELECTIVE INSURAN	6,567 SHARES	277,254	439,858
	SEMPRA ENERGY COM	50,748 SHARES	5,856,793	6,465,803
	SENECA FOODS CORP	12,600 SHARES	574,837	502,740
	SERVICE PROPERTIE	22,300 SHARES	257,814	256,227
	SERVICENOW INC CO	45,444 SHARES	4,296,018	25,013,741
	SHIFT4 PAYMENTS	69,301 SHARES	2,748,372	5,225,295
	SHOPIFY INC	7,632 SHARES	7,002,939	8,639,042
	SHORE BANCSHARES	12,700 SHARES	215,243	185,420
	SI-BONE INC	69,800 SHARES	823,041	2,087,020
	SIEMENS AG	60,000 SHARES	6,350,529	8,627,496
	SIENTRA INC	103,200 SHARES	203,298	401,448
	SIERRA BANCORP CO	6,161 SHARES	113,555	147,371
	SIGNATURE BANK/NE	24,964 SHARES	3,367,377	3,377,380
	SIGNATURE BANK/NE	21,500 SHARES	2,444,107	2,908,735
	SIGNET JEWELERS	68,200 SHARES	2,081,231	1,859,814
	SILK ROAD MEDICAL	53,316 SHARES	2,108,386	3,357,842
	SINCLAIR BROADCAS	58,648 SHARES	1,900,735	1,867,939
	SITE CENTERS CORP	46,600 SHARES	326,949	471,592
	SL GREEN REALTY	35,692 SHARES	2,926,260	2,126,529
	SMART GLOBAL HOLD	62,200 SHARES	1,923,958	2,340,586
	SOLARIS OILFIELD	100,700 SHARES	547,320	819,698
	SOMPO HOLDINGS INC	55,600 SHARES	2,142,075	2,247,264
	SOUTHERN CO/THE	251,142 SHARES	12,940,766	15,427,653
	SOUTHWEST AIRLINE	88,157 SHARES	3,163,821	4,108,998
	SOUTHWEST GAS HOL	25,505 SHARES	1,833,949	1,549,429
	SPARK ENERGY INC	172,534 SHARES	2,028,867	1,651,150
	SPIRE INC	19,800 SHARES	1,670,381	1,267,992
	SPLUNK INC	85,717 SHARES	10,934,630	14,562,461
	SPOK HOLDINGS INC	98,100 SHARES	1,079,498	1,091,853
	SPROUTS FARMERS	72,541 SHARES	1,320,218	1,458,074

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	SPRUCE BIOSCIENCE	68,300 SHARES	1,613,926	1,660,373
	SQUARE INC	136,213 SHARES	11,707,925	29,645,397
	SS&C TECHNOLOGIES	366,867 SHARES	18,002,869	26,689,574
	STAG INDUSTRIAL	93,100 SHARES	2,900,330	2,915,892
	STAMPS.COM INC CO	12,660 SHARES	2,938,287	2,483,765
	STANDARD AVB FINA	3,700 SHARES	85,473	120,583
	STARTEK INC	296,900 SHARES	1,160,240	2,232,688
	STATE STREET CORP	58,675 SHARES	4,234,359	4,270,367
	STEELCASE INC COM	118,836 SHARES	2,121,051	1,610,228
	STERICYCLE INC CO	34,795 SHARES	2,187,866	2,412,337
	STERLING BANCORP/	51,900 SHARES	959,839	933,162
	STERLING CONSTRUC	98,500 SHARES	1,044,951	1,833,085
	STEWART INFORMATI	7,700 SHARES	316,728	372,372
	STIFEL FINANCIAL	57,700 SHARES	1,919,404	2,911,542
	SUMITOMO MITSUI	166,300 SHARES	5,991,018	5,135,013
	SUMMIT HOTEL PROP	130,172 SHARES	1,196,776	1,172,850
	SUMMIT HOTEL PROP	25,400 SHARES	205,112	228,854
	SUMMIT MATERIALS	263,629 SHARES	6,330,996	5,293,670
	SUMMIT MATERIALS	18,900 SHARES	301,940	379,512
	SUNCOKE ENERGY INC	254,000 SHARES	974,542	1,104,900
	SUNPOWER CORP COM	57,684 SHARES	659,892	1,479,018
	SUNSTONE HOTEL INC	200,311 SHARES	2,555,309	2,269,524
	SURGERY PARTNERS	71,200 SHARES	1,190,909	2,065,512
	SUTRO BIOPHARMA I	13,200 SHARES	198,000	286,572
	SYNEOS HEALTH INC	49,570 SHARES	2,483,412	3,377,204
	SYNOVUS FINANCIAL	46,000 SHARES	878,762	1,489,020
	SYROS PHARMACEUTI	272,900 SHARES	2,320,639	2,960,965
	TAKEDA PHARMACEUT	258,000 SHARES	11,435,581	9,383,408
	TALOS ENERGY INC	13,900 SHARES	137,714	114,536
	TANDEM DIABETES	33,212 SHARES	2,197,087	3,177,724
	TAYLOR MORRISON H	82,800 SHARES	1,931,694	2,123,820
	TC ENERGY CORP CO	99,950 SHARES	4,489,133	4,069,964
	TCR2 THERAPEUTICS	27,000 SHARES	403,923	835,110
	TE CONNECTIVITY L	37,044 SHARES	2,305,826	4,484,917
	TEAM INC	26,800 SHARES	294,909	292,120
	TEREX CORP	137,700 SHARES	2,146,149	4,804,353
	TEXAS INSTRUMENTS	46,671 SHARES	3,358,692	7,660,111
	TFI INTERNATIONAL	37,609 SHARES	1,064,346	1,939,872
	THERAPEUTICSMD INC	191,400 SHARES	865,184	231,594
	THERMO FISHER SCI	8,365 SHARES	1,516,753	3,896,250
	TIVITY HEALTH INC	110,100 SHARES	1,698,888	2,156,859
	TJX COS INC/THE	334,690 SHARES	17,651,122	22,855,980
	TJX COS INC/THE	82,660 SHARES	4,362,916	5,644,851
	TOTAL SE ADR USD	252,745 SHARES	12,573,518	10,592,543
	TOTAL SE	136,080 SHARES	5,972,620	5,877,474
	TOWER SEMICONDUCT	153,791 SHARES	3,212,335	3,970,884
	TPG RE FINANCE TR	53,800 SHARES	620,147	571,356
	TRANSLATE BIO INC	106,500 SHARES	1,414,475	1,962,795
	TRANSUNION	251,420 SHARES	10,128,149	24,945,892

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	TRINET GROUP INC	31,600 SHARES	1,088,657	2,546,960
	TRINITY INDUSTRIE	108,997 SHARES	2,512,910	2,876,431
	TRINSEO SA	28,396 SHARES	962,062	1,454,159
	TRIUMPH GROUP INC	23,500 SHARES	264,358	295,160
	TRONOX HOLDINGS	168,900 SHARES	1,290,237	2,469,318
	TRUEBLUE INC	73,981 SHARES	1,766,152	1,382,705
	TTEC HOLDINGS INC	77,800 SHARES	4,509,932	5,673,954
	TUPPERWARE BRANDS	30,100 SHARES	1,100,401	974,939
	TURNING POINT	26,314 SHARES	1,945,776	3,206,361
	TUTOR PERINI CORP	66,100 SHARES	608,378	855,995
	TWIST BIOSCIENCE	25,290 SHARES	1,604,104	3,573,224
	TWITTER INC	133,333 SHARES	6,687,052	7,219,982
	TWO HARBORS INVES	78,800 SHARES	471,931	501,956
	TYLER TECHNOLOGIE	27,635 SHARES	6,547,449	12,063,230
	TYSON FOODS INC	104,565 SHARES	6,040,605	6,738,169
	UBER TECHNOLOGIES	276,909 SHARES	8,917,065	14,122,359
	UFP INDUSTRIES IN	11,200 SHARES	514,059	622,160
	ULTRA CLEAN HOLDI	44,829 SHARES	390,612	1,396,423
	UMPQUA HOLDINGS C	159,800 SHARES	2,753,900	2,419,372
	UNICREDIT SPA COM	1,041,015 SHARES	12,792,291	9,741,517
	UNITED UNITY	36,000 SHARES	1,178,555	1,023,840
	UNITED INSURANCE	54,100 SHARES	292,373	309,452
	UNITED PARCEL SER	76,212 SHARES	8,478,330	12,834,101
	UNITEDHEALTH GROU	72,948 SHARES	13,412,085	25,581,405
	UNIVERSAL ELECTRO	34,600 SHARES	1,464,311	1,815,116
	URBAN EDGE PROPER	52,900 SHARES	771,795	684,526
	US CONCRETE INC C	36,400 SHARES	820,375	1,454,908
	UTAH MEDICAL PROD	8,300 SHARES	813,273	699,690
	UTZ BRANDS HOLDIN	100,671 SHARES	1,769,082	2,220,802
	VALEO SA	61,263 SHARES	1,647,576	2,419,655
	VARONIS SYSTEMS	39,784 SHARES	1,383,170	6,509,060
	VECTRUS INC	29,913 SHARES	893,384	1,487,274
	VERINT SYSTEMS INC	43,100 SHARES	2,323,868	2,895,458
	VERITIV CORP	25,700 SHARES	786,796	534,303
	VERSO CORP	59,500 SHARES	849,421	715,190
	VERTEX INC	58,578 SHARES	1,273,508	2,041,443
	VIELA BIO INC COM	34,200 SHARES	668,457	1,230,174
	VINCI SA	48,701 SHARES	4,287,678	4,848,089
	VIR BIOTECHNOLOGY	37,200 SHARES	704,273	996,216
	VIRTUS INVESTMENT	8,000 SHARES	839,148	1,736,000
	VISA INC	135,449 SHARES	9,703,255	29,626,760
	VISHAY INTERTECHN	84,800 SHARES	1,621,565	1,756,208
	VISHAY PRECISION	58,900 SHARES	1,295,541	1,854,172
	VISTRA CORP	19,575 SHARES	252,216	384,845
	VITAL FARMS INC	38,269 SHARES	848,261	968,588
	VOLKSWAGEN AG PRE	70,720 SHARES	12,537,835	13,188,820
	VOLVO AB	158,795 SHARES	2,344,201	3,747,249
	VROOM INC	51,834 SHARES	1,396,221	2,123,639
	VYNE THERAPEUTICS	101,900 SHARES	1,079,298	161,002

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
	WALKER & DUNLOP	45,744 SHARES	2,447,451	4,209,363
	WALMART INC	29,648 SHARES	2,377,163	4,273,759
	WALT DISNEY CO/TH	78,566 SHARES	11,907,946	14,234,588
	WALT DISNEY CO/TH	35,359 SHARES	4,350,112	6,406,344
	WARRIOR MET COAL	92,200 SHARES	2,020,449	1,965,704
	WARTSILA OYJ ABP	40,291 SHARES	401,993	401,779
	WAVE LIFE SCIENCE	182,300 SHARES	2,287,407	1,434,701
	WELBILT INC	43,800 SHARES	500,665	578,160
	WELLS FARGO & CO	423,166 SHARES	19,646,430	12,771,150
	WELLTOWER INC	49,000 SHARES	2,884,519	3,166,380
	WESCO INTERNATION	96,900 SHARES	4,537,010	7,606,650
	WESTROCK CO	126 SHARES	—	5,485
	WEYERHAEUSER CO	304,172 SHARES	8,005,290	10,198,887
	WH SMITH PLC	139,791 SHARES	1,696,771	2,885,418
	WILLSCOT MOBILE	301,712 SHARES	4,222,360	6,990,667
	WINGSTOP INC	38,311 SHARES	1,971,869	5,078,123
	WINTRUST FINANCIA	61,158 SHARES	2,665,407	3,736,142
	WINTRUST FINANCIA	16,300 SHARES	1,276,999	995,767
	WORKDAY INC	93,181 SHARES	10,854,571	22,327,099
	WORTHINGTON INDUS	10,700 SHARES	295,923	549,338
	WSFS FINANCIAL CO	104,676 SHARES	3,149,121	4,697,859
	WW INTERNATIONAL	34,200 SHARES	1,137,349	834,480
	XENCOR INC	21,500 SHARES	345,084	938,045
	XENIA HOTELS & RE	151,900 SHARES	1,689,869	2,308,880
	YELP INC	78,500 SHARES	2,390,043	2,564,595
	YETI HOLDINGS INC	15,870 SHARES	826,099	1,086,619
	Y-MABS THERAPEUTI	3,900 SHARES	62,400	193,089
	ZIMMER BIOMET HOL	33,816 SHARES	3,864,648	5,210,707
	ZIONS BANCORP NA	84,200 SHARES	2,757,624	3,657,648
	ZOGENIX INC	45,200 SHARES	1,121,607	903,548
	ZOOMINFO TECHNOLO	286,347 SHARES	10,482,914	13,810,516
	ZUMIEZ INC	43,500 SHARES	890,687	1,599,930
	ZUORA INC	89,600 SHARES	830,652	1,248,128
	ZURICH INSURANCE	15,656 SHARES	5,765,977	6,615,211
	ZYNERBA PHARMACEU	80,918 SHARES	1,128,917	267,029
	TOTAL EQUITY SECURITIES		5,524,298,929	8,880,752,295

CORPORATE DEBT AND ASSET-BACKED SECURITIES:
	1011778 BC	3.875% 01/15/2028 800,000	800,000	812,616
	1011778 BC	5.750% 04/15/2025 519,000	524,190	555,330
	8TH AVENUE	ZCP 09/21/2025 1,295,335	1,284,694	1,295,684
	ABN AMRO ZE	ZCP 05/26/2021 1,450,000	1,448,545	1,447,718
	ABN AMRO ZE	ZCP 05/24/2021 1,000,000	999,011	998,472
	ACADIA	5.625% 15/FEB/2023 662,000	666,505	663,655
	ACADIA	6.500% 03/01/2024 1,045,000	1,056,015	1,067,206
	ACADIA	5.500% 07/01/2028 506,000	511,170	543,469
	ACADIA	5.000% 04/15/2029 102,000	102,861	108,885
	ADT	4.125% 06/15/2023 1,081,000	1,067,488	1,152,508
	ADVENTIST	2.433% 09/01/2024 200,000	200,000	207,343

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	ADVISOR	10.750% 08/01/2027 521,000	559,700	575,705
	AEP TEXAS INC	2.100% 07/01/2030 2,300,000	2,290,731	2,404,533
	AERCAP	4.625% 07/01/2022 200,000	202,384	210,455
	AERCAP	4.125% 07/03/2023 300,000	298,439	321,349
	AG ISSUER	6.250% 03/01/2028 529,000	529,000	534,951
	AIA GROUP LTD	3.200% 09/16/2040 300,000	299,517	314,514
	AIR CANADA	5.250% 10/01/2030 1,000,000	1,000,000	1,068,500
	AIR LEASE	3.875% /APR/2021 800,000	806,344	804,017
	AIR LEASE	3.750% 02/01/2022 300,000	300,015	307,997
	AIR LEASE	3.375% 06/01/2021 1,200,000	1,193,892	1,212,797
	AIR LEASE	2.500% 03/01/2021 800,000	779,576	802,437
	AIRCASTLE	5.125% /MAR/2021 100,000	103,090	100,797
	AIRCASTLE LTD	5.500% 02/15/2022 900,000	939,790	937,347
	ALBERTSONS	7.500% 03/15/2026 800,000	799,765	895,240
	ALBERTSONS	5.875% 02/15/2028 1,947,000	1,983,315	2,118,706
	ALBERTSONS	4.625% 01/15/2027 1,563,000	1,578,319	1,662,641
	ALBERTSONS	4.875% 02/15/2030 900,000	915,750	991,692
	ALBERTSONS	3.250% 03/15/2026 1,140,000	1,140,749	1,157,100
	ALBERTSONS	3.500% 03/15/2029 948,000	948,000	959,253
	ALBERTSONS	5.750% 03/15/2025 590,000	524,544	607,700
	ALCOA	6.750% 30/SEP/2024 1,744,000	1,870,310	1,816,463
	ALIANZ FINA	ZCP 02/16/2021 9,500,000	9,497,936	9,498,375
	ALIMENTATIO	2.700% 07/26/2022 800,000	799,256	826,867
	ALLEGION US	3.200% 10/01/2024 400,000	381,688	427,224
	ALLIANT	6.750% 10/15/2027 2,766,000	2,776,075	2,959,620
	ALLIANT	4.250% 10/15/2027 1,270,000	1,279,525	1,298,575
	ALLY AUTO	2.34% 15/JUL/2022 559,148	560,379	559,824
	ALLY AUTO	1.99% 15/MAR/2022 71,549	71,549	71,595
	ALLY AUTO	1.930% 10/17/2022 592,056	594,086	593,591
	ALLY AUTO	2.340% 15/JUL/2022 333,954	334,384	334,358
	ALLY AUTO	1.990% 15/MAR/2022 3,335	3,333	3,337
	ALLY AUTO	2.060% 10/17/2022 58,103	58,320	58,234
	ALLY AUTO	2.350% 06/15/2022 1,147,819	1,149,410	1,150,934
	ALLY AUTO	2.910% 09/15/2023 120,574	122,656	122,559
	ALLY AUTO	2.920% 11/15/2022 350,891	354,100	353,556
	ALLY FINANC	8.000% 11/01/2031 826,000	1,064,032	1,212,461
	ALTICE	8.125% 02/01/2027 861,000	868,534	949,261
	ALTICE	10.500% 05/15/2027 1,684,000	1,698,834	1,890,290
	ALTICE	7.375% 05/01/2026 4,214,000	4,356,438	4,435,235
	ALTICE FRAN	5.500% 01/15/2028 2,061,000	2,061,000	2,154,796
	ALTICE FRAN	6.000% 02/15/2028 1,531,000	1,538,655	1,550,137
	AMERICAN	3.750% 07/10/2025 1,300,000	1,295,489	1,460,544
	AMERICAN	3.500% 01/31/2023 500,000	491,020	530,084
	AMERICAN	5.250% 01/15/2022 200,000	211,346	208,440
	AMERICAN	11.750% 07/15/2025 1,352,000	1,407,205	1,559,194
	AMERICAN	6.250% 04/01/2025 765,000	787,950	791,775
	AMERICAN	5.875% 05/15/2026 1,995,000	2,009,531	2,067,319
	AMERICAN	4.000% 01/15/2028 2,011,000	2,018,554	2,081,385
	AMERICAN AX	6.500% 04/01/2027 33,000	33,495	34,732

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	AMERICAN FLT	FLT 08/03/2023 1,500,000	1,500,000	1,519,379
	AMERICAN TOWER	3.000% 06/15/2023 700,000	684,089	741,673
	AP MOLLER	3.750% 09/22/2024 1,000,000	1,010,680	1,082,842
	APACHE CORP	5.100% 09/01/2040 536,000	493,120	571,510
	APACHE CORP	5.250% 02/01/2042 1,345,000	1,204,423	1,449,695
	APACHE CORP	4.750% 04/15/2043 379,000	309,488	392,972
	APACHE CORP	4.250% 01/15/2044 575,000	445,625	567,312
	APACHE CORP	4.875% 11/15/2027 1,746,000	1,756,913	1,850,760
	APPLE INC	FLT 02/23/2021 811,000	811,918	812,286
	APPLE INC Z	ZCP 21/JAN/2021 10,750,000	10,749,403	10,749,323
	APPLIED ZER	ZCP 09/15/2024 554,535	554,535	555,134
	APX GROUP	7.875% 12/01/2022 1,902,000	1,907,159	1,906,755
	APX GROUP	7.625% 09/01/2023 1,155,000	1,119,134	1,198,313
	APX GROUP I	8.500% 11/01/2024 1,444,000	1,464,973	1,516,200
	ARAMARK	6.375% 05/01/2025 530,000	532,650	566,437
	ARAMARK	5.000% 02/01/2028 844,000	749,145	889,365
	ARBY'S ZERO	ZCP 02/05/2025 696,709	693,792	692,156
	ARCHROCK	6.250% 04/01/2028 1,400,000	1,447,344	1,457,344
	ARDAGH	4.125% 08/15/2026 1,330,000	1,330,000	1,389,850
	ARDAGH	5.250% 04/30/2025 1,266,000	1,266,000	1,335,630
	ARDAGH	6.000% 02/15/2025 2,415,000	2,466,121	2,502,544
	ARKANSAS EL	ZCP 01/25/2021 8,975,000	8,973,983	8,974,271
	ARROW	3.250% 09/08/2024 400,000	373,756	432,881
	ARROW	4.500% 03/01/2023 300,000	302,349	321,381
	ARUBA	8.750% 15/FEB/2023 1,266,000	1,282,836	1,278,660
	ASB FINANCE	ZCP 07/16/2021 6,000,000	5,992,197	5,993,236
	ASCEND	6.875% 08/01/2025 1,280,000	1,284,940	1,315,200
	ASCEND	6.875% 08/01/2025 1,561,000	1,520,878	1,605,879
	ASCEND ZERO	ZCP 07/15/2024 627,287	617,199	625,562
	ASGN INC	4.625% 05/15/2028 1,877,000	1,893,424	1,952,080
	ASSUREDPART	5.625% 01/15/2029 1,347,000	1,377,308	1,405,931
	AT&T INC	3.650% 06/01/2051 1,100,000	1,095,743	1,151,802
	AT&T INC	2.550% 12/01/2033 1,021,000	862,168	1,046,666
	ATHENE GLOB	4.000% 01/25/2022 700,000	699,783	724,829
	ATOTECH	8.750% 01/JUN/2023 1,298,377	1,305,774	1,308,115
	ATOTECH	6.250% 01/FEB/2025 2,437,000	2,496,696	2,479,648
	AUST & NEW ZEA	2.550% 11/23/2021 500,000	510,315	510,377
	AUST & NEW ZEA	ZCP 06/09/2021 6,500,000	6,493,994	6,494,713
	AUST & NEW ZEA	FLT 05/17/2021 1,000,000	1,001,632	1,001,682
	AUTONATION	3.350% 01/15/2021 300,000	297,104	300,170
	AVANTOR	4.625% 07/15/2028 1,825,000	1,836,406	1,929,938
	AVIATION	2.875% 01/20/2022 500,000	497,132	506,285
	AVIATION FL	FLT 06/01/2021 1,200,000	1,200,000	1,192,620
	AVIS BUDGET	5.250% 03/15/2025 1,177,000	1,106,943	1,182,885
	AVOLON	5.500% 01/15/2023 700,000	730,233	744,343
	AVOLON	4.250% 04/15/2026 412,000	411,897	443,876
	AXALTA	3.375% 02/15/2029 1,216,000	1,216,000	1,216,000
	AXALTA	4.750% 06/15/2027 1,438,000	1,485,238	1,529,672
	BA CREDIT C	2.700% 07/17/2023 6,972,000	7,018,922	6,992,981

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	5.300% 05/15/2048 800,000	5.300% 05/15/2048 800,000	787,560	1,109,724
	BAE SYSTEMS	1.900% 02/15/2031 300,000	297,696	303,286
	BANCO SANTA	FLT 12/31/2164 200,000	227,443	249,952
	BANFF MERGE	9.750% 09/01/2026 600,000	578,079	648,090
	BANK OF	1.900% 08/27/2021 53,000	53,571	53,586
	BANK OF	3.100% 04/13/2021 589,000	593,779	593,747
	BANK OF	.0200% 02/03/2021 6,250,000	6,250,114	6,250,094
	BANK OF AME	4.000% 04/01/2024 2,486,000	2,476,678	2,759,612
	BANK OF FLT	FLT 04/13/2021 2,750,000	2,754,446	2,753,323
	BANK OF NEW	4.375% 13/JAN/2021 50,000	50,067	50,046
	BANK OF NEW	3.550% 09/23/2021 2,821,000	2,880,672	2,880,731
	BANK OF NEW	2.050% 05/03/2021 375,000	376,941	376,669
	BANK OF NEW	2.500% 15/APR/2021 1,156,000	1,161,700	1,161,209
	BANK OF NOVA	FLT 01/25/2021 1,506,000	1,506,212	1,506,395
	BANK OF NOVA	FLT 04/20/2021 3,697,000	3,702,229	3,702,105
	BANK OF NOVA	3.125% 04/20/2021 595,000	600,149	600,103
	BANK OF NOVA	FLT 08/JAN/2021 665,000	665,025	665,020
	BANK OF NOVA	2.500% 01/08/2021 1,182,000	1,182,510	1,182,222
	BANK OF NOVA	FLT 03/07/2022 3,690,000	3,713,364	3,713,358
	BANK OF NOVA	2.800% 07/21/2021 150,000	152,134	152,066
	BANK OF VAR	FLT 10/22/2025 200,000	200,000	213,206
	BANK OF VAR	FLT 07/23/2031 1,300,000	1,300,000	1,313,443
	BANK OF VAR	FLT 10/24/2026 1,800,000	1,800,000	1,823,967
	BARCLAYS	7.625% 11/21/2022 1,400,000	1,516,760	1,557,384
	BARCLAYS	7.625% 11/21/2022 1,700,000	1,858,500	1,891,109
	BARCLAYS PL	FLT 05/16/2024 1,000,000	1,000,000	1,013,480
	BARRY	5.500% 06/15/2023 900,000	981,783	974,250
	BAT CAPITAL	3.222% 08/15/2024 100,000	97,968	108,262
	BAT CAPITAL	2.726% 03/25/2031 2,200,000	2,200,000	2,278,634
	BAUSCH	5.250% 01/30/2030 1,562,000	1,601,449	1,640,100
	BAUSCH	6.250% 02/15/2029 1,920,000	1,922,400	2,085,600
	BAUSCH	6.125% 04/15/2025 1,577,000	1,577,000	1,625,351
	BAUSCH	9.250% 04/01/2026 1,585,000	1,583,019	1,767,275
	BAUSCH HEAL	7.000% 01/15/2028 1,411,000	1,425,323	1,550,971
	BAUSCH HEAL	5.000% 02/15/2029 1,458,000	1,458,000	1,499,116
	BAUSCH HEALTH	5.500% 11/01/2025 830,000	838,300	860,121
	BAUSCH HEALTH	9.000% 12/15/2025 1,779,000	1,754,290	1,963,927
	BAUSCH HEALTH	8.500% 01/31/2027 993,000	1,030,535	1,104,385
	BBVA USA	2.500% 08/27/2024 1,400,000	1,399,342	1,486,641
	BEACON	4.875% 11/01/2025 2,739,000	2,662,607	2,804,051
	BEACON	4.500% 11/15/2026 1,316,000	1,335,559	1,378,510
	BECTON FLT	FLT 06/06/2022 800,000	800,000	806,481
	BELLRING ZE	ZCP 10/10/2024 1,160,611	1,137,398	1,168,155
	BERKSHIRE	2.20% 15/MAR/2021 338,000	338,984	338,732
	BERRY	5.125% 07/15/2023 265,000	264,409	268,313
	BGC	5.375% 07/24/2023 1,500,000	1,512,168	1,622,830
	BLACK	3.625% 09/01/2028 961,000	973,348	983,824
	BMW US	3.400% 08/13/2021 300,000	305,666	305,588
	BMW VEHICLE	2.350% 25/APR/2022 2,131,000	2,139,518	2,136,545

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	BMW VEHICLE	2.840% 11/22/2021 2,926,464	2,939,084	2,936,789
	BMW VEHICLE	3.36% 21/MAR/2022 3,120,000	3,143,491	3,132,301
	BMW VEHICLE	3.26% 20/JUL/2021 240,014	239,547	240,389
	BNG BANK N	ZCP 02/12/2021 1,500,000	1,499,720	1,499,719
	BNG BANK N.V.	ZCP 02/03/2021 7,000,000	6,998,276	6,999,041
	BNP PARIBAS	5.000% 01/15/2021 195,000	195,299	195,257
	BNZ INTNL FDG	ZCP 02/12/2021 10,400,000	10,397,595	10,398,398
	BNZ INTNL FDG	ZCP 15/JAN/2021 6,500,000	6,499,499	6,499,783
	BOC AVIATIO	3.500% 10/10/2024 400,000	397,184	423,867
	BOC AVIATIO	2.750% 09/18/2022 500,000	493,195	510,180
	BOEING	5.805% 05/01/2050 700,000	700,378	964,702
	BOMBARDIER	6.000% 10/15/2022 715,000	691,910	701,880
	BOMBARDIER	7.500% 03/15/2025 731,000	740,536	678,002
	BOMBARDIER	7.500% 12/01/2024 1,686,000	1,720,756	1,617,329
	BOOZ ALLEN	3.875% 09/01/2028 811,000	831,275	835,330
	BORAL FINAN	3.000% 11/01/2022 100,000	99,899	102,194
	BOXER	7.125% 10/02/2025 498,000	498,000	540,553
	BOXER	9.125% 03/01/2026 303,000	303,000	325,725
	BOYD GAMING	6.375% 04/01/2026 856,000	884,922	889,221
	BOYD GAMING	4.750% 12/01/2027 1,250,000	1,251,563	1,298,437
	BP CAPITAL	3.814% 02/10/2024 1,400,000	1,430,618	1,537,556
	BPCE CORPORATE	ZCP 06/24/2021 1,400,000	1,398,111	1,398,231
	BPCE CORPORATE	ZCP 03/19/2021 1,800,000	1,799,141	1,799,204
	BPCE CORPORATE	1.775% 15/JAN/2021 6,462,000	6,461,264	6,461,623
	BROADCOM	2.650% 15/JAN/2023 1,800,000	1,799,802	1,872,829
	BROADCOM	3.459% 09/15/2026 2,024,000	1,995,257	2,245,745
	BWX	4.125% 06/30/2028 1,865,000	1,878,988	1,941,931
	CABLE ONE I	4.000% 11/15/2030 724,000	733,050	752,055
	CABLEVISION	3.875% 09/15/2027 558,000	558,000	561,487
	CABLEVISION	5.625% 09/15/2028 524,000	524,000	548,235
	CAESARS	5.250% 10/15/2025 1,941,000	1,965,173	1,961,555
	CAESARS	5.750% 07/01/2025 559,000	565,988	592,304
	CAESARS	6.250% 07/01/2025 2,328,000	2,351,280	2,479,320
	CAESARS	8.125% 07/01/2027 1,769,000	1,816,053	1,958,323
	CAISSE D'AM	ZCP 06/04/2021 7,000,000	6,986,562	6,993,882
	CAISSE D'AM	ZCP 02/26/2021 6,000,000	5,998,195	5,998,499
	CALLON	6.125% 10/01/2024 1,046,000	1,072,475	601,450
	CALLON	6.375% 07/01/2026 3,426,000	3,197,158	1,764,390
	CALPINE	5.125% 03/15/2028 1,881,000	1,909,215	1,978,756
	CALPINE COR	5.250% 06/01/2026 894,000	886,606	924,843
	CALPINE COR	4.500% 02/15/2028 1,598,000	1,603,993	1,661,920
	CAMELOT	4.500% 11/01/2026 1,184,000	1,209,160	1,235,800
	CAMPBELL	3.650% 03/15/2023 172,000	167,936	183,653
	CAMPBELL SO	2.500% 08/02/2022 700,000	665,847	723,335
	CANADIAN	2.700% 02/02/2021 2,180,000	2,184,657	2,183,978
	CANADIAN FLT	FLT 02/FEB/2021 15,000	15,004	15,004
	CANADIAN ZE	ZCP 05/04/2021 9,000,000	8,992,928	8,994,110
	CANADIAN ZERO	ZCP 02/01/2021 3,500,000	3,498,859	3,499,496
	CANPACK SA	3.125% 11/01/2025 831,000	831,000	835,155

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	CANTOR	4.875% 05/01/2024 800,000	797,648	890,619
	CARDINAL	2.616% 06/15/2022 1,200,000	1,200,000	1,235,151
	CARMAX	0.241% 10/15/2021 6,446,669	6,446,694	6,446,669
	CARMAX	0.276% 15/JUL/2021 160,436	160,436	160,438
	CARMAX AUTO	2.690% 15/JUL/2022 392,714	394,575	393,548
	CARMAX AUTO	2.220% 11/15/2022 3,352,000	3,392,826	3,384,528
	CARMAX AUTO	2.480% 11/15/2022 252,341	254,725	254,147
	CARNIVAL	11.500% 04/01/2023 682,000	760,430	788,883
	CARNIVAL	7.625% 03/01/2026 831,000	860,085	905,366
	CATALENT	4.875% 15/JAN/2026 1,332,000	1,336,471	1,358,640
	CBAM -	FLT 04/17/2031 1,100,000	1,071,620	1,094,293
	CCM MERGER	6.375% 05/01/2026 703,000	708,070	738,150
	CCO	5.875% 05/01/2027 1,157,000	1,157,000	1,201,834
	CCO	5.125% 05/01/2027 2,330,000	2,338,525	2,472,573
	CCO HOLDING	5.750% 02/15/2026 988,000	988,000	1,019,468
	CCO HOLDING	5.500% 05/01/2026 314,000	315,178	325,382
	CCO HOLDING	5.000% 02/01/2028 1,860,000	1,850,550	1,966,950
	CCO HOLDING	4.750% 03/01/2030 4,896,000	4,952,308	5,282,784
	CCO HOLDING	4.500% 08/15/2030 4,362,000	4,387,793	4,629,172
	CD&R SMOKEY	6.750% 07/15/2025 1,366,000	1,425,791	1,459,912
	CDK GLOBAL	4.875% 06/01/2027 1,074,000	1,041,141	1,133,070
	CDP FINANCIAL	ZCP 08/24/2021 2,300,000	2,296,706	2,297,738
	CEDAR FAIR	5.500% 05/01/2025 1,508,000	1,508,340	1,572,090
	CEDAR FAIR	6.500% 10/01/2028 635,000	635,000	688,594
	CEDAR FAIR	5.375% 06/01/2024 845,000	857,528	847,112
	CENOVUS	4.250% 04/15/2027 846,000	642,960	923,851
	CENT CLO	FLT 10/29/2025 212,794	212,688	212,836
	CENTENE	5.375% 08/15/2026 297,000	299,922	313,706
	CENTENE	4.625% 12/15/2029 3,353,000	3,552,954	3,722,534
	CENTENE	3.375% 02/15/2030 609,000	609,000	640,723
	CENTENE	5.375% 06/01/2026 1,404,000	1,407,567	1,480,813
	CENTENE COR	3.000% 10/15/2030 2,713,000	2,719,783	2,875,509
	CENTRAL JAP	2.800% 23/FEB/2022 300,000	299,640	307,854
	CENTURYLINK	6.450% 06/15/2021 990,000	1,029,265	1,010,008
	CENTURYLINK	5.800% 03/15/2022 2,531,000	2,591,607	2,638,567
	CF	5.375% 03/15/2044 269,000	269,336	340,488
	CF	5.150% 03/15/2034 533,000	558,171	654,953
	CF INDUSTRI	3.400% 01/DEC/2021 447,000	446,343	457,483
	CHAMPIONX	6.375% 05/01/2026 1,215,000	1,235,995	1,227,150
	CHANGE	5.750% 03/01/2025 3,068,000	3,119,060	3,129,360
	CHARLES RIV	5.500% 01/APR/2026 680,000	695,300	712,232
	CHARLES SCH	FLT 05/21/2021 62,000	62,062	62,055
	CHARTER	4.464% 07/23/2022 5,500,000	5,549,283	5,798,339
	CHENIERE	5.625% 10/01/2026 1,678,000	1,680,098	1,745,120
	CHENIERE	4.500% 10/01/2029 1,957,000	1,974,124	2,070,075
	CHEVRON COR	ZCP 02/16/2021 10,000,000	9,998,339	9,998,355
	CHOBANI LLC	4.625% 11/15/2028 491,000	489,773	498,365
	CHS/COMMUNI	8.000% 03/15/2026 793,000	823,811	854,457
	CHS/COMMUNI	6.625% 02/15/2025 1,975,000	2,004,703	2,078,648

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	CHS/COMMUNI	5.625% 03/15/2027 720,000	730,800	774,180
	CHS/COMMUNI	6.000% 01/15/2029 375,000	392,813	405,097
	CINEMARK	4.875% 06/01/2023 1,406,000	1,319,380	1,335,700
	CINEMARK US	8.750% 05/01/2025 1,022,000	1,038,428	1,103,760
	CITIBANK	2.49% 20/JAN/2023 9,780,000	9,836,008	9,792,017
	CITIBANK	2.88% 23/JAN/2023 3,500,000	3,521,682	3,504,624
	CITIBANK NA	FLT 02/12/2021 3,878,000	3,878,894	3,878,233
	CITIGROUP G	0.255% 08/APR/2021 10,000,000	9,994,342	9,995,018
	CITIGROUP I	FLT 09/01/2023 200,000	199,368	203,422
	CITIGROUP I	FLT 10/30/2024 700,000	700,000	704,541
	CLARIOS	6.750% 05/15/2025 411,000	414,596	442,852
	CLARIOS	6.250% 05/15/2026 665,000	683,923	713,213
	CLARIOS	8.500% 05/15/2027 1,714,000	1,738,908	1,862,106
	CLEAR	9.250% 02/15/2024 1,772,000	1,819,244	1,794,150
	CLEAR	6.625% 08/01/2025 738,000	752,760	778,590
	CLEAR	5.125% 08/15/2027 2,161,000	2,173,801	2,182,610
	CLEARWAY	5.750% 15/OCT/2025 1,825,000	1,829,250	1,920,812
	CLEARWAY	4.750% 03/15/2028 1,069,000	1,090,380	1,146,502
	CLEARWAY EN	5.000% 09/15/2026 404,000	398,529	418,140
	CMMNWLTH BN	ZCP 02/19/2021 3,000,000	2,999,176	2,999,417
	CMWTH BK OF	0.170% 01/27/2021 2,400,000	2,399,983	2,400,169
	CNOOC FINAN	4.250% 01/26/2021 3,700,000	3,887,960	3,706,734
	CNX	7.250% 03/14/2027 2,145,000	2,222,955	2,295,150
	CNX RESOURC	6.000% 01/15/2029 450,000	450,000	461,018
	COLFAX CORP	6.000% 02/15/2024 1,427,000	1,476,068	1,478,757
	COLFAX CORP	6.375% 02/15/2026 354,000	377,895	377,895
	COMMERCIAL	ZCP 02/01/2021 6,300,000	6,298,861	6,299,362
	COMMONWEALT	2.000% 09/06/2021 124,000	125,504	125,473
	COMMSCOPE	6.000% 06/15/2025 1,230,000	1,160,083	1,257,675
	COMSTOCK	9.750% 08/15/2026 387,000	398,969	416,025
	COMSTOCK	9.750% 08/15/2026 339,000	345,045	365,272
	CONAGRA	4.600% 11/01/2025 900,000	947,205	1,060,139
	CONSTELLIUM	6.625% 03/01/2025 1,869,000	1,864,915	1,908,716
	CONSTELLIUM	5.875% 02/15/2026 3,011,000	2,945,358	3,101,330
	CONSTELLIUM	5.625% 06/15/2028 712,000	712,000	767,180
	CONTINENTAL	4.375% 01/15/2028 418,000	328,145	428,534
	COOPERATIEV	FLT 12/31/2164 200,000	284,894	251,024
	COOPERATIEV	FLT 04/26/2021 3,490,000	3,494,327	3,494,214
	COOPERATIEVE	0.220% 06/08/2021 6,400,000	6,399,999	6,399,799
	CORE & MAIN	6.125% 08/15/2025 2,797,000	2,785,843	2,891,399
	COX	3.250% 12/15/2022 1,700,000	1,660,713	1,790,625
	CP ATLAS BU	7.000% 12/01/2028 937,000	960,313	974,480
	CREDIT	3.750% 03/26/2025 3,425,000	3,416,780	3,802,467
	CREDIT FLT	FLT 05/03/2021 1,250,000	1,251,166	1,251,326
	CREDIT FLT	FLT 07/01/2021 1,151,000	1,157,873	1,157,248
	CREDIT IND	0.350% 01/04/2021 6,500,000	6,500,027	6,500,180
	CREDIT SUIS	3.800% 09/15/2022 700,000	707,119	739,333
	CREDIT SUIS	1.800% 01/22/2021 5,434,000	5,434,000	5,439,474
	CREDIT SUIS	0.280% 06/01/2021 2,000,000	2,000,167	2,000,413

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	CRH AMERICA	5.75% 15/JAN/2021 350,000	390,870	350,496
	CROWN CITY	FLT 01/20/2032 600,000	600,000	600,188
	CROWNROCK	5.625% 10/15/2025 3,468,000	3,448,300	3,541,626
	CSC	5.375% 02/01/2028 1,539,000	1,546,695	1,642,883
	CSC	4.625% 12/01/2030 1,827,000	1,831,568	1,906,931
	CSC HOLDING	5.500% 04/15/2027 1,010,000	1,022,625	1,070,600
	CSC HOLDING	5.500% 05/15/2026 2,228,000	2,233,570	2,317,120
	CSC HOLDING	6.500% 02/01/2029 4,680,000	5,083,233	5,283,954
	CSC HOLDING	5.750% 01/15/2030 1,672,000	1,743,057	1,832,930
	CVS	5.880% 01/10/2028 109,273	105,487	123,844
	CVS	6.036% 12/10/2028 468,103	344,370	543,832
	CVS HEALTH	4.750% 12/01/2022 300,000	311,022	321,178
	DAIMLER	2.850% 01/06/2022 700,000	690,466	716,711
	DANONE SA	2.589% 11/02/2023 500,000	472,450	526,127
	DANONE SA	2.947% 11/02/2026 3,000,000	3,292,445	3,295,797
	DANSKE BANK	FLT 12/20/2025 1,100,000	1,100,000	1,177,102
	DANSKE BANK	FLT 09/11/2026 2,800,000	2,800,000	2,812,641
	DBS BANK LT	0.190% 04/JAN/2021 9,500,000	9,499,865	9,499,894
	DBS BANK LT	23/MAR/2021 0.235% 700,000	699,671	699,694
	DBS BANK LT	0.31% 11/JAN/2021 1,800,000	1,799,845	1,799,945
	DCP	3.875% 03/15/2023 512,000	519,584	527,360
	DCP	5.125% 05/15/2029 2,691,000	2,723,627	2,984,642
	DCP MIDSTRE	5.600% 04/01/2044 974,000	930,313	1,004,408
	DELEK	6.750% 05/15/2025 1,242,000	1,232,623	1,204,740
	DELL	0.314% 09/22/2021 4,926,768	4,926,768	4,927,207
	DELL	1.98% 21/MAY/2021 542,704	543,044	543,208
	DELL	5.450% 06/15/2023 3,000,000	3,178,431	3,318,062
	DELOS FINANCE S.A.R	ZCP 10/06/2023 70,000	69,620	70,029
	DELTA AIR	3.625% 03/15/2022 300,000	309,113	308,642
	DELTA AIR	6.821% 02/10/2024 219,909	219,634	225,266
	DELTA AIR	4.500% 10/20/2025 1,300,000	1,335,750	1,389,517
	DELTA AIR	7.375% 01/15/2026 1,510,000	1,514,295	1,724,877
	DELTA AIR	4.500% 10/20/2025 1,214,000	1,241,315	1,297,595
	DELTA AIR	4.750% 10/20/2028 2,280,000	2,337,000	2,488,648
	DELTA AIR L	7.000% 05/01/2025 1,284,000	1,284,000	1,482,445
	DENALI CAPI	FLT 10/26/2027 1,018,500	1,018,500	1,018,092
	DEUTSCHE	4.250% 10/14/2021 1,300,000	1,301,361	1,333,055
	DEUTSCHE	3.150% 01/22/2021 1,100,000	1,099,732	1,101,220
	DEUTSCHE	3.950% 02/27/2023 200,000	196,382	212,496
	DEUTSCHE	4.250% 10/14/2021 1,100,000	1,102,011	1,127,970
	DEUTSCHE BA	3.300% 11/16/2022 900,000	899,298	938,555
	DEXIA CREDI	ZCP 02/19/2021 6,300,000	6,298,295	6,298,661
	DIAMOND	5.375% 08/15/2026 1,593,000	1,575,770	1,294,312
	DIAMOND	6.625% 08/15/2027 674,000	698,433	407,770
	DISCOVERY	2.950% 03/20/2023 53,000	52,933	55,840
	DISH DBS	5.875% 11/15/2024 1,015,000	1,019,279	1,064,263
	DISH DBS	7.750% 07/01/2026 5,822,000	6,286,038	6,520,698
	DNB BANK AS	ZCP 08/25/2021 5,000,000	4,992,155	4,991,968
	DNB BANK AS	ZCP 02/08/2021 6,700,000	6,698,558	6,699,252

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	DOUBLE EAGL	7.750% 12/15/2025 2,278,000	2,283,695	2,415,546
	DT AUTO OWN	2.160% 05/15/2024 900,000	899,887	912,088
	DTE ENERGY	1.050% 06/01/2025 1,200,000	1,198,548	1,213,473
	EDISON	3.125% 11/15/2022 300,000	299,823	311,473
	EL PASO	FLT 06/15/2032 70,000	62,621	98,577
	ELEMENT	3.875% 09/01/2028 1,148,000	1,183,875	1,181,005
	EMERSON ZER	ZCP 03/04/2021 8,750,000	8,748,041	8,747,979
	EMPOWER	1.357% 09/17/2027 700,000	700,000	705,255
	ENCOMPASS	4.750% 02/01/2030 1,728,000	1,695,600	1,851,120
	ENDEAVOR	5.750% 01/30/2028 2,480,000	2,505,051	2,675,176
	ENDO DAC /	9.500% 07/31/2027 1,132,000	386,679	1,263,595
	ENDO DAC /	6.000% 06/30/2028 1,897,000	859,494	1,612,450
	ENEL	2.875% 05/25/2022 1,000,000	990,160	1,031,772
	ENEL FINANC	4.250% 09/14/2023 200,000	204,604	218,647
	ENERGIZER	7.750% 15/JAN/2027 974,000	1,023,063	1,082,601
	ENERGIZER	4.750% 06/15/2028 1,893,000	1,893,000	1,992,382
	ENERGIZER	4.375% 03/31/2029 870,000	872,175	900,902
	ENERGY	4.650% 01/JUN/2021 1,400,000	1,433,708	1,410,503
	ENERGY	5.200% 02/01/2022 200,000	208,118	207,444
	ENERGY	4.050% 03/15/2025 400,000	399,672	438,801
	ENERGY	5.875% 03/01/2022 700,000	724,801	731,868
	ENERGY TRAN	5.000% 10/01/2022 600,000	617,208	636,701
	ENTERGY	1.750% 03/15/2031 900,000	896,670	902,096
	EPICOR ZERO	ZCP 07/15/2028 544,000	535,840	569,331
	EQM	4.750% 07/15/2023 1,100,000	1,097,371	1,156,628
	EQM MIDSTRE	6.000% 07/01/2025 1,172,000	1,183,720	1,283,340
	EQM MIDSTRE	6.500% 07/01/2027 1,114,000	1,126,533	1,254,403
	EQT CORP	3.900% 10/01/2027 1,616,000	1,387,297	1,605,415
	EQT CORP	FLT 02/01/2030 1,826,000	1,786,670	2,236,850
	EQT CORP	5.000% 01/15/2029 741,000	749,930	781,251
	ERAC USA	2.600% 12/01/2021 700,000	693,000	712,105
	ERAC USA	2.700% 11/01/2023 400,000	392,260	421,935
	ESC LEHMAN	5.250% 02/06/2012 210,000	26,775	2,352
	EUROPEAN IN	0.180% 15/JAN/2021 10,000,000	9,999,494	9,999,583
	EVERNORTH	3.050% 11/30/2022 400,000	387,548	418,421
	EXPEDIA	4.625% 08/01/2027 1,441,000	1,442,801	1,609,605
	EXPEDIA GRO	7.000% 05/01/2025 2,000,000	2,161,250	2,204,423
	EXXON MOBIL	ZCP 02/17/2021 6,000,000	5,998,903	5,998,992
	EXXON MOBIL	1.01% 14/JAN/2021 4,000,000	3,999,812	3,999,844
	EXXON MOBIL	FLT 03/06/2022 1,165,000	1,169,917	1,169,192
	FAGE	5.625% 08/15/2026 2,858,000	2,766,093	2,929,450
	FEDERATION	ZCP 17/FEB/2021 10,000,000	9,997,911	9,997,973
	FIFTH THIRD	2.660% 05/16/2022 119,587	119,050	119,694
	FIRST ABU DHABI	ZCP 02/25/2021 2,000,000	1,999,328	1,999,512
	FIRST ABU DHABI	ZCP 09/FEB/2021 8,600,000	8,597,764	8,598,595
	FIRST ABU F	FLT 14-DEC-21 6,000,000	6,000,000	5,999,999
	FIRSTENERGY	7.375% 11/15/2031 538,000	741,065	767,169
	FIRSTENERGY	FLT 07/15/2047 808,000	987,556	1,005,552
	FLEX	6.875% 01/15/2025 489,000	489,000	496,335

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	FLEX	7.875% 07/15/2026 1,200,000	1,207,750	1,260,000
	FLEX LTD	5.000% 02/15/2023 700,000	745,346	757,026
	FLORIDA PWR	0.170% 11/JAN/2021 8,000,000	7,999,733	7,999,633
	FMS ZERO	ZCP 04/01/2021 10,500,000	10,494,488	10,494,426
	FMS ZERO	ZCP 07/02/2021 6,500,000	6,492,468	6,491,773
	FMS ZERO	ZCP 03/19/2021 3,350,000	3,348,579	3,348,534
	FMS ZERO	ZCP 02/11/2021 6,400,000	6,398,774	6,398,701
	FMS ZERO	0.26% 14/JAN/2021 1,500,000	1,499,866	1,499,938
	FORD CRE	0.174% 12/15/2021 2,354,482	2,354,482	2,354,276
	FORD CREDIT	0.174% 12/15/2021 1,962,068	1,962,068	1,961,897
	FORD CREDIT	2.78% 15/FEB/2022 3,321	3,330	3,324
	FORD CREDIT	2.900% 05/15/2022 511,954	514,712	515,000
	FORD CREDIT	2.35% 15/FEB/2022 307,524	307,987	307,770
	FORD CREDIT	2.010% 03/15/2022 230,908	231,437	231,171
	FORD CREDIT	.2755% 15/AUG/2021 178,938	178,938	178,939
	FORD CREDIT	1.800% 07/15/2022 1,619,520	1,627,860	1,626,964
	FORD CREDIT	3.190% 15/DEC/2021 33,775	33,658	33,805
	FORD CREDIT	1.030% 10/15/2022 1,273,888	1,277,262	1,277,418
	FORD CREDIT	2.010% 03/15/2022 138,897	138,937	139,055
	FORD MOTOR	3.200% 15/JAN/2021 300,000	290,682	300,150
	FORD MOTOR	FLT 03/28/2022 200,000	197,374	196,591
	FORD MOTOR	FLT 08/03/2022 500,000	479,070	487,605
	FORD MOTOR	FLT 02/15/2023 400,000	380,256	386,013
	FORD MOTOR	FLT 10/12/2021 1,600,000	1,587,795	1,580,889
	FORD MOTOR	5.584% 03/18/2024 200,000	200,992	215,730
	FORD MOTOR	4.750% 01/15/2043 766,000	674,430	781,320
	FORD MOTOR	8.500% 04/21/2023 1,055,000	1,057,638	1,187,413
	FORD MOTOR	9.000% 04/22/2025 1,265,000	1,231,794	1,550,903
	FORD MOTOR	5.125% 06/16/2025 793,000	793,000	862,229
	FORD MOTOR	4.125% 08/17/2027 1,880,000	1,880,000	1,969,300
	FORD MOTOR	3.375% 11/13/2025 2,697,000	2,738,513	2,770,790
	FORD MOTOR	4.000% 11/13/2030 411,000	411,000	431,550
	FORD MOTOR	3.664% 09/08/2024 2,492,000	2,164,166	2,557,415
	FORD MOTOR	4.389% 01/08/2026 2,702,000	2,366,430	2,836,235
	FORD MOTOR	3.336% 18/MAR/2021 2,800,000	2,716,488	2,807,000
	FORD MOTOR	4.140% 02/15/2023 1,084,000	1,002,700	1,116,520
	FORD MOTOR	3.813% 10/12/2021 701,000	668,579	708,886
	FREEPORT	5.250% 09/01/2029 2,903,000	2,935,358	3,229,588
	FREEPORT-MC	5.450% 03/15/2043 3,462,000	3,419,742	4,310,190
	FREEPORT-MC	4.550% 11/14/2024 1,115,000	966,155	1,218,138
	FREEPORT-MC	4.625% 08/01/2030 1,775,000	1,775,000	1,948,062
	FRESENIUS	5.75% 15/FEB/2021 200,000	208,830	201,111
	FRONTDOOR	6.750% 08/15/2026 1,038,000	1,141,800	1,106,767
	GALLATIN CL	FLT 07/15/2027 1,397,968	1,397,968	1,398,063
	GARTNER INC	4.500% 07/01/2028 1,500,000	1,526,250	1,582,500
	GARTNER INC	3.750% 10/01/2030 1,482,000	1,504,230	1,561,672
	GATES GLOBAL	6.250% 01/15/2026 3,429,000	3,429,000	3,600,450
	GDF SUEZ	2.875% 10/10/2022 400,000	389,120	416,022
	GE CAPITAL	3.450% 05/15/2025 500,000	523,190	551,661

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	GENERAL	3.100% 01/09/2023 300,000	262,542	315,362
	GENERAL	4.350% 05/01/2050 800,000	801,408	972,919
	GENERAL	3.200% 07/06/2021 150,000	149,726	151,613
	GENERAL	3.450% 01/14/2022 700,000	699,076	718,728
	GENERAL	4.200% 11/06/2021 1,200,000	1,200,348	1,236,861
	GENERAL	3.550% 07/08/2022 700,000	699,559	730,075
	GENERAL MOT	FLT 01/14/2022 950,000	972,439	957,761
	GENERAL MOT	FLT 01/05/2023 200,000	191,666	199,810
	GENESIS	7.750% 02/01/2028 1,179,000	1,179,000	1,128,892
	GFL	4.000% 08/01/2028 1,085,000	1,083,644	1,093,137
	GFL	8.500% 05/01/2027 1,512,000	1,590,047	1,678,320
	GFL	5.125% 12/15/2026 869,000	869,000	924,399
	GFL	4.250% 06/01/2025 800,000	800,000	830,000
	GFL	3.750% 08/01/2025 2,312,000	2,335,845	2,369,800
	GLOBAL	3.200% 08/15/2029 1,900,000	2,039,023	2,102,426
	GLOBAL	FLT 09/15/2024 1,120,186	1,122,806	999,766
	GM	0.185% 18/OCT/2021 986,440	986,404	986,431
	GM	17814% 20/OCT/2021 2,088,916	2,088,916	2,088,916
	GM FINANCIAL	2.09% 20/OCT/2021 407,697	408,881	408,135
	GM FINANCIAL	1.670% 04/20/2022 2,851,464	2,864,956	2,865,152
	GM FINANCIAL	1.830% 01/17/2023 2,676,607	2,687,243	2,686,962
	GM FINANCIAL	1.840% 11/16/2022 445,668	446,942	446,858
	GM FINANCIAL	2.980% 12/20/2021 664,276	668,115	667,124
	GM FINANCIAL	17814% 20/OCT/2021 2,569,367	2,569,320	2,569,367
	GM FINANCIAL	2.320% 07/18/2022 2,318,611	2,329,419	2,329,055
	GOLDEN	6.750% 10/15/2024 716,000	734,795	710,859
	GOLDENTREE	FLT 04/20/2029 1,000,000	1,000,000	999,004
	GOLDMAN SAC	4.000% 03/03/2024 1,080,000	1,081,501	1,193,370
	GREAT WEST	ZCP 01/25/2021 10,500,000	10,498,810	10,499,293
	H&E	3.875% 12/15/2028 2,251,000	2,251,000	2,275,086
	HARLEY-DAVI	FLT 03/02/2021 600,000	597,456	600,111
	HARLEY-DAVIDS	1.830% 01/17/2023 4,819,243	4,840,849	4,839,474
	HB FULLER C	4.250% 10/15/2028 577,000	587,098	591,425
	HCA INC	5.375% 02/01/2025 1,630,000	1,672,568	1,832,984
	HCA INC	3.500% 09/01/2030 1,234,000	1,230,915	1,311,219
	HCA INC	5.625% 09/01/2028 2,298,000	2,308,374	2,711,640
	HEATHROW	4.875% 07/15/2023 100,000	104,259	101,932
	HER MAJESTY	ZCP 05/28/2021 10,000,000	9,993,875	9,993,463
	HEWLETT FLT	FLT 10/05/2021 800,000	799,992	800,115
	HILCORP	5.750% 10/01/2025 1,120,000	1,041,446	1,132,600
	HILCORP	6.250% 11/01/2028 252,000	224,919	257,355
	HILL-ROM	5.000% 02/15/2025 1,855,000	1,870,911	1,906,013
	HILTON	5.125% 01/MAY/2026 1,000,000	1,001,250	1,032,500
	HILTON	5.375% 05/01/2025 716,000	712,420	760,750
	HILTON	5.750% 05/01/2028 788,000	790,955	856,950
	HOLLY ENERG	5.000% 02/01/2028 2,710,000	2,742,580	2,730,325
	HOME EQUITY	FLT 02/25/2033 211	186	196
	HOME EQUITY	FLT 04/25/2037 850,225	188,184	768,073
	HONDA AUTO	2.570% 12/21/2021 1,126,689	1,129,594	1,129,330

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	HONDA AUTO	2.570% 12/21/2021 33,161	33,318	33,239
	HONDA AUTO	2.950% 08/22/2022 680,105	687,654	688,161
	HONEYWELL	1.150% 14/JAN/2021 2,750,000	2,749,871	2,749,893
	HOST HOTELS	4.000% 06/15/2025 500,000	527,500	537,417
	HPEFS	0.430% 07/20/2021 662,507	662,648	662,595
	HSBC	4.250% 08/18/2025 1,300,000	1,289,340	1,477,025
	HSBC HOLDIN	3.600% 05/25/2023 800,000	799,704	860,490
	HUB /	7.000% 05/01/2026 2,325,000	2,313,829	2,431,462
	HUDBAY	7.625% 15/JAN/2025 1,419,000	1,479,822	1,473,986
	HUDBAY	6.125% 04/01/2029 1,514,000	1,532,925	1,631,335
	HUNTSMAN	5.125% 11/15/2022 600,000	626,906	641,412
	HYUNDAI	.27088% 15/JUL/2021 461,573	461,573	461,578
	HYUNDAI	0.185% 11/15/2021 2,351,653	2,351,653	2,351,657
	HYUNDAI	1.150% 11/10/2022 1,800,000	1,799,892	1,801,942
	HYUNDAI	0.185% 11/15/2021 3,970,261	3,970,261	3,970,270
	HYUNDAI AUT	2.08% 15/DEC/2021 42,198	42,228	42,284
	HYUNDAI AUT	2.980% 07/15/2022 2,008,405	2,025,931	2,020,794
	HYUNDAI AUT	2.790% 07/15/2022 112,659	113,247	113,392
	HYUNDAI AUTO	2.08% 15/DEC/2021 4,533,294	4,548,925	4,542,574
	IAA INC	5.500% 06/15/2027 1,155,000	1,112,993	1,224,300
	IBM CREDIT	2.650% 02/05/2021 5,000,000	5,011,667	5,010,142
	IBM CREDIT	FLT 02/05/2021 1,050,000	1,050,109	1,050,181
	ICAHN	6.250% 02/01/2022 1,561,000	1,585,294	1,564,903
	IHEARTCOMMU	6.375% 05/01/2026 806,655	844,635	863,121
	IHEARTCOMMU	8.375% 05/01/2027 2,977,572	3,166,784	3,178,439
	IHEARTCOMMU	5.250% 08/15/2027 623,000	623,000	654,150
	IHEARTCOMMU	4.750% 01/15/2028 1,261,000	1,261,000	1,294,101
	IHO	FLT 09/15/2026 1,118,000	1,102,790	1,158,528
	IHS MARKIT	5.000% 11/01/2022 800,000	825,502	855,408
	IHS MARKIT	4.750% 02/15/2025 700,000	794,605	803,320
	ILLUMINATE	9.000% 07/01/2028 221,000	221,000	243,100
	IMPERIAL	3.750% 07/21/2022 200,000	206,676	208,517
	IMPERIAL	3.500% 07/26/2026 1,100,000	1,090,023	1,217,547
	IMPERIAL	3.500% 02/11/2023 400,000	389,860	418,753
	IMPERIAL	3.750% 07/21/2022 2,200,000	2,164,470	2,293,685
	IMPERIAL	4.250% 21/JUL/2025 200,000	210,748	225,244
	INEOS GROUP	5.625% 08/01/2024 2,498,000	2,491,823	2,532,348
	INFORMATICA	ZCP 02/05/2025 871,000	867,069	889,073
	INGEVITY	3.875% 11/01/2028 1,207,000	1,218,544	1,216,053
	INNOPHOS	9.375% 02/15/2028 1,501,000	1,513,825	1,643,595
	INTEGRIS	3.875% 08/15/2050 300,000	300,000	351,987
	INTERNATION	8.625% 01/15/2022 400,000	501,000	430,508
	INTERNATION	6.250% 15/FEB/2022 1,105,000	1,135,787	1,140,901
	INTERNATION	6.500% 02/15/2025 1,709,000	1,784,622	1,910,696
	INTERPUBLIC	4.000% 03/15/2022 600,000	599,838	623,316
	INTESA	6.500% /FEB/2021 500,000	585,260	503,980
	IRB HOLDING	6.750% 02/15/2026 3,975,000	4,047,653	4,104,188
	IRB HOLDING	7.000% 06/15/2025 1,261,000	1,261,000	1,377,643
	IRON	5.250% 07/15/2030 2,600,000	2,583,750	2,808,000

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	JACKSON	3.300% 06/11/2021 325,000	329,276	329,241
	JACKSON	2.100% 10/25/2021 521,000	528,806	528,462
	JACKSON FLT	FLT 16/MAR/2021 4,895,000	4,898,011	4,897,402
	JACKSON FLT	FLT 06/11/2021 150,000	150,289	150,290
	JAGUAR	4.625% 06/15/2025 1,270,000	1,316,778	1,339,355
	JAMES HARDI	4.7505 15/JAN/2025 1,057,000	1,054,025	1,075,191
	JAMES HARDI	5.000% 01/15/2028 352,000	352,000	373,884
	JERSEY	4.700% 04/01/2024 600,000	656,616	656,157
	JOHN DEERE	2.280% 16/MAY/2022 391,146	392,666	391,941
	JOHN DEERE	ZCP 02/05/2021 10,250,000	10,248,605	10,248,749
	JOHN DEERE	FLT 09/10/2021 63,000	63,123	63,110
	JOHN DEERE	FLT 12/MAR/2021 2,850,000	2,850,575	2,850,943
	JOHN DEERE	2.350% 08/JAN/2021 220,000	220,084	220,039
	JOHN DEERE	FLT 01/08/2021 321,000	321,005	321,006
	JT /	3.500% 09/28/2023 2,100,000	2,179,191	2,255,372
	JYSKE	1.000% 10/01/2050 22,277,342	3,365,936	3,711,135
	KAR AUCTION	5.125% 06/01/2025 2,308,000	2,234,282	2,375,001
	KFC HOLDING	5.250% 06/01/2026 2,340,000	2,366,325	2,427,750
	KFW CORPORATE	ZCP 03/01/2021 4,000,000	3,998,918	3,998,933
	KFW CORPORATE	ZCP 01/25/2021 6,000,000	5,999,380	5,999,463
	KINGDOM OF	ZCP 02/24/2021 7,000,000	6,997,060	6,998,845
	KOCH INDUST	0.170% 11/JAN/2021 5,100,000	5,099,773	5,099,844
	KOMATSU	2.437% 09/11/2022 1,000,000	984,773	1,033,124
	KOMATSU FIN	0.25% 13/JAN/2021 250,000	249,985	249,991
	KRAFT HEINZ	5.000% 06/04/2042 1,640,000	1,629,741	1,924,169
	KRAFT HEINZ	4.375% 06/01/2046 1,680,000	1,541,335	1,817,667
	KRAFT HEINZ	5.200% 07/15/2045 1,021,000	1,010,805	1,214,025
	KRAFT HEINZ	4.875% 10/01/2049 1,296,000	1,235,411	1,511,944
	KRAFT HEINZ	3.875% 05/15/2027 2,266,000	2,277,330	2,441,302
	L BRANDS	6.875% 11/01/2035 1,176,000	1,158,871	1,320,060
	L BRANDS	6.875% 07/01/2025 512,000	530,084	555,919
	L BRANDS	9.375% 07/01/2025 358,000	370,458	440,340
	L BRANDS	6.625% 10/01/2030 521,000	528,815	579,613
	L BRANDS IN	5.250% 02/01/2028 456,000	455,068	475,872
	L BRANDS IN	7.500% 06/15/2029 1,116,000	1,105,068	1,241,550
	LADDER	5.250% 03/15/2022 458,000	448,268	460,290
	LADDER	5.250% 10/01/2025 2,764,000	2,443,451	2,757,090
	LADDER	4.250% 02/01/2027 151,000	127,973	148,358
	LAMAR MEDIA	4.875% 01/15/2029 757,000	758,893	804,313
	LAMB WESTON	4.875% 11/01/2026 941,000	961,245	983,627
	LAMB WESTON	4.875% 05/15/2028 231,000	235,909	257,854
	LEHBROSHO	6.200% 09/26/2014 340,000	43,350	3,910
	LENNAR CORP	4.750% 11/29/2027 800,000	940,104	945,440
	LIVE NATION	5.625% 03/15/2026 630,000	637,088	647,325
	LIVE NATION	6.500% 05/15/2027 1,370,000	1,378,563	1,532,372
	LLOYDS	4.050% 08/16/2023 800,000	799,784	874,222
	LMA SA & LM	0.95% 15/JAN/2021 7,000,000	6,998,916	6,999,562
	LOGMEIN INC	5.500% 09/01/2027 2,513,000	2,544,564	2,632,368
	LUMEN	6.875% 01/15/2028 712,000	806,340	824,581

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	LUMEN	5.625% 04/01/2025 900,000	903,375	970,875
	LUMEN	5.125% 12/15/2026 1,800,000	1,822,231	1,900,728
	LUMEN	7.500% 04/01/2024 1,811,000	1,890,625	2,050,957
	LVMH MOET H	0.42% 05/JAN/2021 7,000,000	6,999,689	6,999,903
	LVMH MOET HEN	ZCP 03/08/2021 5,400,000	5,398,020	5,398,442
	LVMH MOET HEN	0.420% 11/JAN/2021 3,000,000	2,999,858	2,999,908
	MACQUARIE B	ZCP 02/08/2021 6,400,000	6,398,664	6,398,502
	MADISON PAR	FLT 21/JUL/2030 500,000	500,000	500,001
	MARATHON OI	2.800% 11/01/2022 408,000	391,014	419,371
	MATADOR	5.875% 09/15/2026 2,912,000	2,907,287	2,853,760
	MATCH GROUP	4.625% 06/01/2028 1,063,000	1,066,986	1,114,157
	MATTEL INC	5.450% 11/01/2041 353,000	268,653	388,424
	MATTEL INC	6.750% 12/31/2025 1,002,000	1,001,373	1,057,581
	MATTEL INC	5.875% 12/15/2027 1,495,000	1,556,673	1,661,319
	MAUSER	5.500% 04/15/2024 1,467,000	1,431,888	1,495,944
	MCCORMICK &	3.150% 08/15/2024 800,000	799,496	867,269
	MERCEDES-BE	3.21% 15/SEP/2021 188,744	189,504	189,096
	MERCEDES-BENZ	1.820% 03/15/2022 1,669,094	1,675,116	1,674,538
	MERCEDES-BENZ	2.010% 12/15/2021 6,149,550	6,162,994	6,161,939
	MERCEDES-BENZ	3.21% 15/SEP/2021 358,425	360,108	359,093
	MERCEDES-BENZ	0.184% 15/OCT/2021 672,440	672,440	672,443
	MERITAGE HO	7.000% 04/01/2022 684,000	695,275	726,750
	MERITAGE HO	6.000% 06/01/2025 2,000,000	2,012,500	2,265,000
	METROPOLITA	FLT 08/JAN/2021 1,063,000	1,062,920	1,063,028
	MGIC	5.250% 08/15/2028 238,000	238,000	254,660
	MGM GROWTH	4.500% 09/01/2026 550,000	553,438	591,745
	MGM GROWTH	4.500% 01/15/2028 1,240,000	1,249,078	1,319,211
	MGM GROWTH	5.750% 02/01/2027 1,232,000	1,232,000	1,382,144
	MGM GROWTH	4.625% 06/15/2025 939,000	946,043	1,005,669
	MGM RESORTS	6.000% 03/15/2023 921,000	925,644	988,924
	MICHAELS ST	8.000% 07/15/2027 295,000	308,943	317,125
	MICROCHIP	3.922% 06/01/2021 2,600,000	2,611,198	2,636,918
	MICROCHIP	4.250% 09/01/2025 1,431,000	1,450,676	1,513,917
	MICROSOFT	1.550% 08/08/2021 5,000,000	5,036,439	5,034,393
	MIDWEST	3.900% 04/01/2024 800,000	803,500	820,000
	MIDWEST	3.625% 04/01/2022 1,700,000	1,698,895	1,729,781
	MILEAGE PLU	6.500% 06/20/2027 300,000	324,000	322,500
	MILEAGE PLU	6.500% 06/20/2027 3,067,074	3,028,736	3,297,105
	MINERALS	5.000% 07/01/2028 307,000	310,070	321,245
	MITSUBISHI	FLT 07/26/2023 400,000	400,996	404,340
	MITSUBISHI	2.652% 09/19/2022 1,300,000	1,302,706	1,338,993
	MITSUBISHI	3.406% 02/28/2022 400,000	407,540	411,400
	MITSUBISHI	0.215% 20/JAN/2021 9,000,000	8,999,003	8,999,415
	MITSUBISHI	ZCP 01/25/2021 6,000,000	5,999,280	5,999,487
	MITSUBISHI	2.625% 07/14/2022 400,000	403,392	412,141
	MIZUHO BANK	0.280% 05/10/2021 3,100,000	3,100,000	3,100,480
	MIZUHO BANK	ZCP 02/18/2021 5,000,000	4,998,680	4,998,918
	MIZUHO FLT	FLT 07/10/2024 1,000,000	1,001,350	1,010,629
	MMAF	.36002% 07/JUL/2021 1,332,399	1,332,509	1,332,538

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	MMAF	0.229% 10/14/2021 7,077,504	7,077,504	7,077,505
	MORGAN STAN	FLT 07/25/2034 366,271	365,870	363,789
	MOTORS LIQUIDATION	ZCP 07/15/2033 750,000	21,563	—
	MOUN FLT	FLT 10/16/2029 1,000,000	1,000,000	990,972
	MPLX LP	3.500% 12/01/2022 200,000	197,975	210,052
	MUFG BANK L	ZCP 03/11/2021 9,000,000	8,996,895	8,997,078
	MUFG BANK L	ZCP 02/17/2021 1,000,000	999,713	999,840
	MYLAN	3.125% 01/15/2023 1,000,000	960,295	1,049,652
	NABORS	7.250% 01/15/2026 845,000	645,220	592,489
	NASSAU	FLT 07/20/2029 900,000	900,000	903,787
	NATIONAL FL	FLT 11/04/2021 1,082,000	1,087,997	1,088,273
	NATIONAL FL	FLT 09/20/2021 1,500,000	1,505,937	1,505,035
	NATIONWIDE	1.000% 08/28/2025 2,300,000	2,296,757	2,301,150
	NATIXIS NY	ZCP 02/08/2021 5,000,000	4,999,050	4,999,193
	NATIXIS NY	ZCP 02/22/2021 5,500,000	5,496,425	5,498,680
	NATL RURAL	ZCP 01/27/2021 5,000,000	4,999,494	4,999,527
	NATWEST GRO	6.000% 12/19/2023 200,000	217,508	228,573
	NATWEST GRO	FLT 06/25/2024 1,900,000	1,900,813	2,074,440
	NATWEST GRO	FLT 03/22/2025 400,000	400,000	442,516
	NATWEST GROUP	FLT 12/31/2164 200,000	219,900	207,582
	NATWEST GROUP	FLT 06/25/2024 200,000	200,000	218,362
	NATWEST GROUP	FLT 06/25/2024 300,000	300,000	305,491
	NAVIENT	2.460% 11/15/2068 1,100,000	1,109,969	1,151,571
	NAVIENT	6.625% 26/JUL/2021 979,000	999,920	999,804
	NAVIENT COR	7.250% 09/25/2023 662,000	737,422	725,539
	NAVIENT COR	6.500% 06/15/2022 1,770,000	1,823,658	1,873,085
	NAVIENT COR	7.250% 01/25/2022 482,000	533,403	503,690
	NCL CORP	5.875% 03/15/2026 563,000	574,964	592,175
	NCR CORP	5.750% 09/01/2027 184,000	191,130	195,500
	NCR CORP	5.000% 10/01/2028 2,491,000	2,494,114	2,628,005
	NCR CORP	5.250% 10/01/2030 1,007,000	1,008,259	1,080,008
	NEDERLANDSE	ZCP 03/17/2021 10,250,000	10,245,943	10,246,213
	NEDERLANDSE	ZCP 02/12/2021 6,000,000	5,998,608	5,998,803
	NESTLE FIN	0.140% 21/JAN/2021 9,750,000	9,749,350	9,749,613
	NETFLIX INC	5.875% 02/15/2025 1,808,000	1,868,330	2,080,050
	NETFLIX INC	4.875% 04/15/2028 4,194,000	4,181,686	4,729,574
	NETFLIX INC	5.875% 11/15/2028 1,381,000	1,381,104	1,652,021
	NETFLIX INC	5.375% 11/15/2029 1,320,000	1,328,250	1,555,950
	NEW YORK	2.950% 28/JAN/2021 7,340,000	7,354,760	7,352,746
	NEW YORK LI	FLT 08/06/2021 1,525,000	1,527,939	1,527,372
	NEW YORK LI	2.000% 04/13/2021 3,000,000	3,014,815	3,014,453
	NEWELL	4.875% 06/01/2025 580,000	602,475	638,174
	NEWFIELD	5.625% 07/01/2024 183,000	180,713	196,018
	NEXSTAR	4.750% 11/01/2028 1,481,000	1,486,693	1,549,496
	NEXTERA	4.500% 09/15/2027 1,737,000	1,703,529	1,944,172
	NEXTERA	4.250% 07/15/2024 1,018,000	1,024,363	1,089,260
	NFP CORP	7.000% 05/15/2025 694,000	730,310	746,050
	NFP CORP	6.875% 08/15/2028 4,476,000	4,566,173	4,778,936
	NIELSEN	5.625% 10/01/2028 1,729,000	1,741,968	1,878,645

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	NIELSEN FIN	5.000% 04/15/2022 260,000	262,925	260,684
	NISSAN	3.875% 09/21/2023 2,400,000	2,428,969	2,560,160
	NISSAN AUTO	0.182% 10/15/2021 4,868,865	4,868,865	4,868,865
	NISSAN AUTO	2.760% 03/15/2022 7,190,314	7,237,877	7,231,874
	NISSAN AUTO	2.270% 15/OCT/2021 914,687	915,080	915,635
	NISSAN AUTO	2.650% 05/16/2022 470,248	472,797	472,084
	NISSAN MOTO	FLT 01/13/2022 1,600,000	1,598,640	1,596,589
	NISSAN MOTO	2.650% 07/13/2022 200,000	197,718	204,664
	NISSAN MOTO	FLT 09/28/2022 200,000	195,080	198,257
	NISSAN MOTO	3.150% 15 100,000	100,342	100,443
	NISSAN MOTO	3.650% 09/21/2021 900,000	925,326	915,684
	NOMURA	1.851% 07/16/2025 600,000	600,000	623,566
	NORDEA BANK	ZCP 02/18/2021 7,750,000	7,748,450	7,748,914
	NORDEA BANK	2.250% 05/27/2021 4,994,000	5,034,656	5,032,520
	NORDEA KREDIT	1.000% 10/01/2050 14,459,351	2,185,945	2,406,236
	NORINCHUKIN	0.370% 12/03/2021 2,402,000	2,402,000	2,401,975
	NORINCHUKIN	0.370% 12/01/2021 3,494,000	3,494,000	3,493,964
	NORTHWEST	6.264% 05/20/2023 28,441	30,254	28,278
	NOURYON HOL	8.000% 10/01/2026 3,401,000	3,399,168	3,613,563
	NOVA	5.250% 06/01/2027 1,708,000	1,748,267	1,819,908
	NOVARTIS FN	ZCP 03/15/2021 3,000,000	2,999,088	2,999,266
	NOVELIS	5.875% 09/30/2026 3,738,000	3,835,421	3,906,210
	NOVELIS COR	4.750% 01/30/2030 2,230,000	2,243,938	2,402,524
	NRG ENERGY	7.250% 05/15/2026 580,000	580,000	611,900
	NRG ENERGY	6.625% 01/15/2027 2,282,000	2,348,016	2,409,883
	NRG ENERGY	5.250% 06/15/2029 1,167,000	1,207,967	1,283,700
	NRG ENERGY	3.625% 02/15/2031 2,015,000	2,075,450	2,073,032
	NRW BANK Z	ZCP 02/25/2021 8,000,000	7,997,800	7,997,772
	NRW BANK Z	ZCP 02/24/2021 1,750,000	1,749,501	1,749,524
	NRW BANK Z	ZCP 01/25/2021 500,000	499,940	499,945
	NRW BANK Z	ZCP 03/12/2021 6,400,000	6,397,470	6,397,589
	NUSTAR	5.625% 04/28/2027 1,907,000	1,967,465	2,030,955
	NUSTAR	5.750% 10/01/2025 954,000	973,080	1,016,010
	NUSTAR	6.375% 10/01/2030 111,000	116,550	125,741
	NUSTAR	6.000% 06/01/2026 877,000	869,245	948,484
	NVR INC	3.000% 05/15/2030 1,300,000	1,408,576	1,422,776
	NXP BV /	4.625% 06/01/2023 1,100,000	1,117,498	1,202,331
	NXP BV /	3.875% 09/01/2022 300,000	299,538	316,184
	NXP BV /	4.875% 03/01/2024 300,000	299,913	338,376
	NXP BV /	3.875% 06/18/2026 300,000	299,892	343,537
	NYKREDIT	1.000% 10/01/2050 11,019,526	1,663,721	1,831,435
	OCCIDENTAL	2.700% 02/15/2023 172,000	165,120	171,837
	OCCIDENTAL	3.400% 04/15/2026 730,000	496,300	695,986
	OCCIDENTAL	3.500% 08/15/2029 2,041,000	1,307,764	1,867,862
	OCCIDENTAL	2.900% 08/15/2024 2,731,000	2,012,408	2,628,588
	OCCIDENTAL	4.400% 08/15/2049 3,131,000	1,866,384	2,638,807
	OCCIDENTAL	7.500% 05/01/2031 565,000	413,863	636,648
	OCCIDENTAL	6.450% 09/15/2036 423,000	297,158	442,881
	OCCIDENTAL	6.200% 03/15/2040 425,000	325,125	420,750

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	OCCIDENTAL	6.600% 03/15/2046 733,000	527,760	743,757
	OCCIDENTAL	6.625% 09/01/2030 3,049,000	3,049,000	3,310,452
	ONE GAS, IN	0.170% 06/JAN/2021 10,000,000	9,999,833	9,999,833
	ONEMAIN	5.625% 03/15/2023 1,116,000	1,116,000	1,196,910
	ONEMAIN	6.875% 03/15/2025 1,127,000	1,127,000	1,308,729
	ONEMAIN	7.125% 03/15/2026 374,000	374,000	442,255
	ONEMAIN	6.125% 03/15/2024 2,052,000	2,122,930	2,241,810
	ONEMAIN	8.875% 06/01/2025 624,000	624,000	705,900
	ONEOK INC	4.250% 02/01/2022 500,000	507,990	514,660
	ONTARIO	3.125% 03/20/2022 700,000	699,839	720,837
	ONTARIO ZER	ZCP 06/24/2021 900,000	898,478	899,265
	ONTARIO ZER	ZCP 03/23/2021 6,400,000	6,397,134	6,398,178
	ONTARIO ZER	ZCP 03/05/2021 1,800,000	1,799,118	1,799,638
	OPTION ONE	FLT 07/25/2033 459,461	451,708	432,186
	ORTHO-CLINI	7.250% 02/01/2028 783,000	809,661	826,065
	ORTHO-CLINI	7.375% 06/01/2025 268,000	277,380	285,420
	OSCAR US	2.490% 08/10/2022 486,900	486,878	489,375
	OUTFRONT	5.625% 02/15/2024 628,000	647,625	635,850
	OUTFRONT	4.625% 03/15/2030 1,880,000	1,886,635	1,921,621
	OVERSEA-CHI	0.210% 03/01/2021 5,026,000	5,025,855	5,025,748
	OVERSEA-CHI	0.200% 02/23/2021 6,400,000	6,399,999	6,399,672
	OVINTIV	5.375% 01/01/2026 1,016,000	961,661	1,090,318
	OVINTIV INC	6.500% 08/15/2034 68,000	64,940	78,747
	OVINTIV INC	7.200% 11/01/2031 155,000	156,938	183,444
	OWENS-BROCK	5.875% 08/15/2023 800,000	780,000	857,000
	OZLM XXIII	FLT 04/15/2032 2,200,000	2,169,750	2,201,335
	PACCAR ZERO	0.170% 22/JAN/2021 9,000,000	8,999,318	8,999,434
	PACIFIC GAS	3.500% 06/15/2025 200,000	220,750	216,385
	PACIFIC GAS	4.250% 03/15/2046 800,000	852,240	858,835
	PACIFIC GAS	2.950% 03/01/2026 300,000	324,000	317,439
	PACIFIC GAS	4.250% 08/01/2023 700,000	698,355	751,741
	PACIFIC GAS	4.550% 07/01/2030 400,000	453,284	455,633
	PACIFIC GAS	FLT 11/15/2021 500,000	500,000	500,274
	PALMER SQUA	FLT 07/20/2028 912,934	912,934	916,068
	PANASONIC	2.536% 07/19/2022 900,000	901,026	925,165
	PAR	7.500% 04/01/2027 2,367,000	3,269,603	2,568,195
	PARK	5.875% 10/01/2028 1,507,000	1,512,943	1,604,955
	PARK	5.250% 08/15/2022 7,000	7,494	7,347
	PARK	5.250% 08/15/2022 2,000,000	2,084,762	2,099,020
	PARSLEY	5.625% 10/15/2027 1,344,000	1,373,756	1,471,008
	PARSLEY	4.125% 02/15/2028 1,445,000	1,448,613	1,517,250
	PATTERN	4.500% 08/15/2028 615,000	615,000	648,825
	PENSKE TRUC	3.900% 02/01/2024 400,000	398,084	436,789
	PEPSICO INC	FLT 10/06/2021 69,000	69,316	69,265
	PERFORMANCE	5.500% 10/15/2027 279,000	265,129	294,345
	PERFORMANCE	6.875% 05/01/2025 394,000	401,880	421,580
	PERNOD	4.250% 07/15/2022 1,000,000	1,020,976	1,055,794
	PETROBRAS	5.093% 01/15/2030 652,000	606,262	728,610
	PETSMART	0.125% 15/MAR/2023 2,559,000	2,424,779	2,559,000

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	PETSMART	5.875% 06/01/2025 1,505,000	1,389,601	1,546,388
	PG&E CORP	5.000% 07/01/2028 959,000	974,584	1,021,335
	PG&E CORP	5.250% 07/01/2030 717,000	733,133	788,700
	PILGRIM'S	5.750% 03/15/2025 195,000	195,000	200,187
	PILGRIM'S	5.875% 09/30/2027 890,000	898,970	965,303
	PLAINS ALL	3.650% 06/01/2022 300,000	294,669	308,903
	PLANTRONICS	5.500% 05/31/2023 3,790,000	3,510,508	3,799,475
	POST	5.625% 01/15/2028 1,592,000	1,596,425	1,695,480
	POST	4.625% 04/15/2030 2,375,000	2,376,250	2,498,405
	POST	5.750% 03/01/2027 622,000	634,775	658,543
	POST HOLDIN	5.000% 15/AUG/2026 4,442,000	4,427,911	4,586,365
	PQ CORP	5.750% 12/15/2025 2,450,000	2,462,376	2,514,313
	PRESTIGE	6.375% 03/01/2024 1,099,000	1,118,204	1,123,728
	PRESTIGE	5.125% 01/15/2028 1,000,000	1,014,169	1,066,250
	PRIME	5.250% 04/15/2024 729,000	763,628	778,208
	PRIVATE	2.650% /FEB/2021 4,652,000	4,666,247	4,666,133
	PROJECT ALP	ZCP 04/26/2024 1,146,446	1,134,982	1,143,580
	PROSUS NV	4.027% 08/03/2050 800,000	800,000	838,249
	PROTECTIVE	1.170% 07/15/2025 1,300,000	1,300,000	1,321,787
	PROV BRITS	ZCP 01/27/2021 8,000,000	7,999,278	7,999,424
	PROV BRITS	ZCP 15/JAN/2021 1,498,000	1,497,924	1,497,950
	PROVIDENT	6.375% 06/15/2025 2,141,000	2,155,010	2,194,525
	PSP CAPITAL	ZCP 06/01/2021 7,000,000	6,990,898	6,995,242
	QEP	5.625% 01/MAR/2026 1,122,000	987,356	1,230,329
	QUALITYTECH	3.875% 10/01/2028 3,355,000	3,365,505	3,422,100
	QUEENSLAND	ZCP 01/25/2021 10,000,000	9,999,000	9,999,354
	QUICKEN	5.250% 01/15/2028 510,000	506,175	544,425
	QUICKEN	3.625% 03/01/2029 1,578,000	1,575,773	1,609,560
	QUICKEN	3.875% 03/01/2031 2,481,000	2,477,899	2,574,038
	QVC INC	4.375% 03/15/2023 600,000	605,772	629,250
	RAAC SERIES	FLT 10/25/2046 360,131	207,448	351,044
	RADIAN	4.875% 03/15/2027 561,000	558,458	616,090
	RADIAN	6.625% 03/15/2025 95,000	103,075	107,588
	RADIATE	4.500% 09/15/2026 1,249,000	1,255,245	1,288,031
	RADIATE	6.500% 09/15/2028 2,113,000	2,126,206	2,226,574
	RAMP SERIES	FLT 07/25/2035 250,000	248,125	247,430
	RECKITT FLT	FLT 24/JUN/2022 1,500,000	1,501,065	1,506,920
	REFINITIV U	8.250% 15/NOV/2026 2,392,000	2,401,313	2,610,270
	REGIONALCAR	9.750% 12/01/2026 352,000	393,793	387,200
	RESIDEO	6.125% 11/01/2026 1,288,000	1,303,062	1,355,620
	RITCHIE	5.375% 01/15/2025 1,563,000	1,626,730	1,608,718
	ROCKEFELLER	2.492% 10/01/2050 700,000	700,000	729,118
	ROCKPOINT G	7.000% 03/31/2023 2,150,000	2,119,518	2,128,500
	ROYAL	5.250% 11/15/2022 562,000	512,203	564,319
	ROYAL	11.500% 06/01/2025 658,000	750,840	769,235
	ROYAL	9.125% 06/15/2023 719,000	754,550	780,115
	ROYAL	3.700% 03/15/2028 870,000	697,438	771,163
	ROYAL BANK	FLT 04/30/2021 6,389,000	6,396,693	6,396,593
	ROYAL BANK	3.200% 04/30/2021 234,000	236,230	236,242

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	ROYAL BANK	2.500% 01/19/2021 1,496,000	1,497,565	1,497,320
	ROYAL BANK	2.250% 11/01/2024 1,000,000	997,780	1,063,807
	RP ESCROW	5.250% 12/15/2025 408,000	417,331	426,384
	RR LTD FL	FLT 01/15/2033 2,200,000	2,156,000	2,203,474
	SABINE PASS	FLT 04/15/2023 200,000	214,934	219,726
	SABINE PASS	6.250% 03/15/2022 1,100,000	1,230,537	1,157,689
	SABRE GLBL	9.250% 04/15/2025 378,000	386,075	449,820
	SABRE GLBL	7.375% 09/01/2025 1,668,000	1,673,765	1,809,780
	SANDS CHINA	4.600% 08/08/2023 900,000	899,802	955,791
	SANDS CHINA	4.375% 06/18/2030 300,000	298,740	333,591
	SANTANDER	2.72% 20/JAN/2022 1,397,712	1,402,703	1,400,433
	SANTANDER	2.290% 04/20/2022 3,341,549	3,361,320	3,360,562
	SBA	4.875% 09/01/2024 3,892,000	3,871,252	3,992,141
	SCIENTIFIC	5.000% 10/15/2025 2,262,000	2,159,183	2,334,135
	SCIENTIFIC	8.250% 03/15/2026 2,387,000	2,492,432	2,572,231
	SCIENTIFIC	7.250% 11/15/2029 1,445,000	1,513,638	1,585,888
	SEAGATE HDD	4.125% 01/15/2031 500,000	545,230	533,125
	SEG HOLDING	5.625% 10/15/2028 402,000	403,950	424,110
	SELECT	6.250% 08/15/2026 1,752,000	1,800,529	1,886,764
	SEMPRA	3.550% 06/15/2024 500,000	515,035	544,515
	SERVICE	4.650% 03/15/2024 714,000	680,333	706,860
	SERVICE	4.350% 10/01/2024 525,000	491,734	518,438
	SERVICE	5.500% 12/15/2027 499,000	499,000	545,586
	SEVEN & I	3.350% 09/17/2021 800,000	799,952	815,609
	SHELL INTNL	2.230% 11/JAN/2021 9,000,000	8,999,700	8,999,780
	SHELL INTNL	ZCP 08/17/2021 3,500,000	3,494,474	3,494,657
	SHIFT	4.625% 11/01/2026 1,382,000	1,398,004	1,437,280
	SILVERSEA	7.250% 02/01/2025 756,000	773,840	782,460
	SIRIUS XM	5.500% 07/01/2029 325,000	331,094	357,602
	SIRIUS XM	4.125% 07/01/2030 2,515,000	2,518,144	2,676,903
	SIX FLAGS	4.875% 07/31/2024 1,591,000	1,608,676	1,592,384
	SKANDIN ENS	ZCP 05/21/2021 6,400,000	6,394,545	6,394,561
	SKANDIN ENS	0.205% 02/16/2021 3,200,000	3,200,020	3,200,367
	SKANDINAVIS	FLT 05/17/2021 3,042,000	3,045,697	3,046,522
	SL GREEN FL	FLT 08/16/2021 400,000	400,400	399,071
	SLC STUDENT	FLT 11/25/2042 106,403	106,262	106,770
	SLM CORP	4.200% 10/29/2025 1,104,000	1,114,829	1,166,100
	SLM PRIVATE	3.500% 11/15/2044 500,000	507,734	506,042
	SLM STUDENT	FLT 10/25/2029 468,858	446,587	467,824
	SM ENERGY	5.625% 06/01/2025 323,000	313,070	263,245
	SM ENERGY	6.625% 01/15/2027 1,535,000	1,435,425	1,224,163
	SM ENERGY C	6.750% 09/15/2026 2,146,000	2,223,095	1,727,530
	SOLERA LLC	10.500% 03/01/2024 992,000	1,026,720	1,027,960
	SOUND POINT	FLT 01/23/2029 800,000	799,260	799,006
	SOUND POINT	FLT 10/20/2028 3,100,000	3,100,000	3,100,000
	SOUTHERN	1.200% 02/01/2026 900,000	898,290	910,702
	SOUTHERN	8.000% 03/01/2032 77,000	66,228	109,986
	SPCM SA	4.875% 09/15/2025 974,000	975,930	1,004,438
	SPECTRUM	5.750% 07/15/2025 1,840,000	1,857,601	1,899,984

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	SPIRIT	3.850% 06/15/2026 900,000	877,626	946,053
	SPIRIT FLT	FLT 15/JUN/2021 500,000	497,416	493,681
	SPRINT	FLT 03/20/2023 262,500	262,871	264,968
	SPRINT	8.750% 03/15/2032 567,000	772,538	897,774
	SPRINT CORP	7.125% 06/15/2024 2,933,000	2,860,787	3,431,610
	SPRINT CORP	7.625% 02/15/2025 2,866,000	2,824,859	3,427,263
	SPRINT CORP	7.625% 03/01/2026 2,162,000	2,191,910	2,683,464
	SS&C	5.500% 09/30/2027 707,000	759,141	755,090
	ST ENGINEER	ZCP 04/08/2021 9,000,000	8,995,150	8,994,463
	STANDARD VA	FLT 02/18/2036 400,000	400,000	418,793
	STANDARD VA	FLT 10/14/2023 1,300,000	1,300,000	1,313,000
	STAPLES INC	7.500% 04/15/2026 1,290,000	1,299,263	1,347,108
	STAPLES INC	10.750% 04/15/2027 378,000	374,220	376,110
	STEVENS	6.125% 10/01/2026 772,000	789,733	833,760
	STIFEL	4.000% 05/15/2030 900,000	893,565	1,028,464
	STRUCTURED	FLT 08/25/2037 20,408	19,337	20,599
	SUMITOMO MI	ZCP 02/03/2021 6,000,000	5,998,790	5,999,224
	SUMITOMO MI	19/JAN/2021 0.23% 6,500,000	6,499,291	6,499,606
	SUMITOMO MT	ZCP 01/28/2021 10,200,000	10,198,700	10,199,135
	SUNCORP-MET	ZCP 02/23/2021 6,000,000	5,998,243	5,997,228
	SUNOCO	4.650% 02/15/2022 100,000	102,839	104,285
	SUNOCO	3.900% 07/15/2026 200,000	190,234	219,153
	SUNOCO LP /	5.500% 02/15/2026 1,614,000	1,583,755	1,654,350
	SUNTORY	2.550% 06/28/2022 500,000	493,156	513,767
	SURGERY	6.750% 07/01/2025 855,000	832,285	869,963
	SURGERY CEN	ZCP 04/15/2027 271,000	277,113	299,455
	SVENSKA	3.350% 05/24/2021 374,000	378,411	378,605
	SVENSKA	2.450% 30/MAR/2021 5,938,000	5,969,546	5,969,564
	SVENSKA FLT	FLT 05/24/2021 231,000	231,200	231,411
	SYDNEY	3.900% 03/22/2023 200,000	206,556	212,599
	SYNEOS	3.625% 01/15/2029 580,000	585,800	581,604
	SYNGENTA	3.933% 04/23/2021 800,000	798,213	805,369
	SYNGENTA	4.892% 04/24/2025 200,000	196,012	214,651
	SYNGENTA	4.441% 04/24/2023 1,200,000	1,216,690	1,259,319
	TAKEDA	3.375% 07/09/2060 1,600,000	1,600,000	1,774,145
	TALLGRASS	5.500% 01/15/2028 1,173,000	1,196,300	1,197,926
	TALLGRASS	6.000% 03/01/2027 567,000	559,011	587,554
	TARGA	5.375% 02/01/2027 997,000	1,006,645	1,047,219
	TARGA	5.875% 04/15/2026 970,000	977,275	1,028,413
	TARGA	6.875% 01/15/2029 935,000	935,000	1,053,044
	TARGA	4.875% 02/01/2031 1,262,000	1,265,155	1,375,063
	TARGA	5.500% 03/01/2030 2,833,000	2,836,541	3,075,788
	TARGA RESOU	5.000% 01/15/2028 1,832,000	1,816,508	1,933,786
	TAYLOR	5.625% 03/01/2024 500,000	490,625	536,875
	TAYLOR	5.875% 04/15/2023 151,000	154,586	160,060
	TAYLOR	5.750% 01/15/2028 1,070,000	1,098,088	1,211,775
	TAYLOR	5.125% 08/01/2030 1,401,000	1,411,508	1,569,120
	TEGNA INC	4.750% 03/15/2026 773,000	776,606	825,409

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	TEGNA INC	5.000% 09/15/2029 737,000	738,843	778,580
	TELECOM	5.303% 05/30/2024 675,000	692,838	734,063
	TELECOM ITA	6.000% 09/30/2034 697,000	763,834	849,009
	TELEFLEX	4.625% 11/15/2027 929,000	935,483	998,406
	TEMPO	6.750% 06/01/2025 1,365,000	1,388,154	1,410,796
	TEMPO	5.750% 06/01/2025 793,000	793,000	842,562
	TENET	4.625% 07/15/2024 1,980,000	1,980,000	2,029,540
	TENET	5.125% 05/01/2025 1,294,000	1,294,000	1,319,220
	TENET	6.250% 02/01/2027 1,257,000	1,266,869	1,332,420
	TENET	4.875% 01/01/2026 1,365,000	1,365,000	1,427,940
	TENET	5.125% 11/01/2027 1,302,000	1,302,000	1,378,492
	TENET	6.125% 10/01/2028 2,650,000	2,662,383	2,761,247
	TENET	7.000% 01/AUG/2025 1,832,000	1,810,365	1,893,647
	TENET	7.500% 04/01/2025 1,288,000	1,368,500	1,407,140
	TENNECO INC	7.875% 01/15/2029 363,000	385,090	407,562
	TENNESSEE	8.375% 06/15/2032 28,000	25,048	40,251
	TERRAFORM	4.750% 01/15/2030 1,460,000	1,460,000	1,562,200
	TERRAFORM P	5.000% 01/31/2028 1,398,000	1,400,101	1,570,863
	TERWIN MORT	FLT 10/25/2037 626,251	161,616	345,697
	TEVA	2.800% 07/21/2023 1,600,000	1,550,395	1,584,160
	TEXAS	2.328% 11/15/2050 400,000	400,000	376,938
	THOMSON	3.350% 05/15/2026 900,000	860,193	1,009,617
	T-MOBILE US	6.500% 01/15/2026 5,481,000	5,918,691	5,672,835
	T-MOBILE US	4.750% 02/01/2028 1,359,000	1,362,469	1,460,776
	TORONTO-DOM	ZCP 02/23/2021 10,500,000	10,497,063	10,496,787
	TORONTO-DOM	3.250% 06/11/2021 707,000	716,390	716,310
	TORONTO-DOM	2.55% 25/JAN/2021 540,000	540,791	540,642
	TORONTO-DOM	FLT 04/07/2021 1,599,000	1,603,694	1,603,096
	TORONTO-DOM	2.125% 04/07/2021 2,769,000	2,782,750	2,782,658
	TORONTO-DOM	0.220% 02/25/2021 6,000,000	6,000,000	6,000,037
	TOTAL	2.218% 07/12/2021 729,000	735,833	735,176
	TOTAL	2.750% 06/19/2021 1,620,000	1,638,450	1,638,888
	TOWD POINT	FLT 11/25/2059 976,729	979,633	987,512
	TOWD POINT	FLT 10/25/2059 1,140,175	1,141,554	1,145,147
	TOWD POINT	FLT 03/25/2058 430,194	463,265	462,225
	TOWD POINT	FLT 05/25/2058 1,070,872	1,079,071	1,077,920
	TOWD POINT	FLT 10/25/2059 712,610	713,471	715,717
	TOYOTA	.20159% 16/AUG/2021 211,038	211,038	211,039
	TOYOTA AUTO	2.59% 15/FEB/2022 1,327,012	1,332,209	1,329,695
	TOYOTA AUTO	1.78% 15/NOV/2021 17,858	17,875	17,870
	TOYOTA AUTO	1.93% 18/JAN/2022 363,964	363,888	364,672
	TOYOTA AUTO	2.350% 05/16/2022 229,368	229,976	230,328
	TOYOTA AUTO	1.78% 15/NOV/2021 15,588	15,537	15,599
	TOYOTA AUTO	1.670% 11/15/2022 2,997,573	3,017,144	3,015,533
	TOYOTA MOTO	ZCP 05/24/2021 2,000,000	1,998,570	1,998,576
	TOYOTA MOTO	ZCP 03/17/2021 6,040,000	6,037,987	6,038,266
	TOYOTA MOTO	FLT 08/JAN/2021 416,000	416,040	416,022
	TRANSDIGM	6.375% 06/15/2026 2,827,000	2,887,901	2,925,945

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	TRANSDIGM	6.250% 03/15/2026 6,189,000	6,313,798	6,591,285
	TRANSDIGM I	5.500% 11/15/2027 2,848,000	2,863,671	2,994,102
	TRANSMONTAI	6.125% 02/15/2026 2,205,000	2,168,998	2,216,025
	TRANSOCEAN	5.875% 01/15/2024 707,460	701,270	594,266
	TRANSOCEAN	8.000% 02/01/2027 770,000	770,000	362,862
	TRANSOCEAN	6.875% 02/01/2027 566,000	562,578	515,060
	TRANSOCEAN	5.375% 05/15/2023 976,992	911,176	889,063
	TRESTLES CL	FLT 07/25/2029 300,000	299,250	300,016
	TRI POINTE	5.875% 06/15/2024 705,000	704,119	769,507
	TRIMAS CORP	4.875% 10/15/2025 1,270,000	1,282,700	1,301,750
	TRIVIUM	5.500% 08/15/2026 1,249,000	1,254,940	1,320,818
	TRIVIUM	8.500% 08/15/2027 949,000	999,565	1,039,155
	TWITTER INC	3.875% 12/15/2027 874,000	876,185	930,810
	UBER	7.500% 05/15/2025 1,900,000	1,908,561	2,052,418
	UBER	6.250% 01/15/2028 985,000	985,000	1,071,188
	UBS GROUP A	FLT 01/30/2027 900,000	900,000	910,077
	UNICREDIT	7.830% 12/04/2023 1,600,000	1,600,000	1,883,667
	UNITED	5.875% 09/15/2026 2,053,000	2,077,310	2,173,511
	UNITED	5.500% 05/15/2027 1,970,000	2,002,450	2,107,900
	UNITED	4.875% 01/15/2028 1,046,000	1,049,537	1,113,990
	UNITED OVER	ZCP 03/10/2021 6,000,000	5,997,646	5,998,022
	UNITED OVERSEAS	ZCP 03/08/2021 4,750,000	4,748,171	4,748,506
	UNITED RENT	4.000% 07/15/2030 695,000	695,869	731,488
	US BANK FLT	FLT 02/04/2021 1,450,000	1,450,242	1,450,000
	USA	6.875% 04/01/2026 1,414,000	1,474,095	1,477,630
	USAA CAPITA	0.130% 06/JAN/2021 9,000,000	8,999,838	8,999,880
	USI INC/NY	6.875% 05/01/2025 729,000	730,319	747,225
	UTAH	3.950% 06/15/2026 600,000	574,584	686,478
	VALE	6.250% 08/10/2026 400,000	462,920	496,000
	VALE	3.750% 07/08/2030 500,000	495,880	556,255
	VALVOLINE	4.375% 15/AUG/2025 2,108,000	2,121,089	2,177,079
	VALVOLINE	3.625% 06/15/2031 614,000	617,838	630,117
	VENTURE	FLT 10/22/2031 1,100,000	1,100,344	1,100,278
	VENTURE XXV	FLT 04/20/2029 1,700,000	1,700,000	1,700,000
	VERISIGN	4.625% 05/01/2023 1,100,000	1,111,000	1,109,625
	VERIZON	4.016% 12/03/2029 3,863,000	3,972,479	4,593,449
	VERSCEND	9.750% 08/15/2026 2,481,000	2,415,550	2,688,784
	VERTICAL	7.625% 07/15/2028 303,000	303,000	330,270
	VERTICAL US	5.250% 07/15/2027 1,083,000	1,086,528	1,147,980
	VICI	4.625% 12/01/2029 1,895,000	1,994,488	2,027,650
	VICI	3.750% 02/15/2027 2,599,000	2,611,995	2,657,477
	VIKING	5.875% 09/15/2027 1,409,000	1,413,108	1,377,972
	VIRGIN MEDIA	5.000% 7/15/2030 2,016,000	2,011,563	2,091,600
	VIRGIN MEDIA	5.50% 15/AUG/2026 2,340,000	2,357,185	2,430,675
	VISTRA	5.500% 09/01/2026 970,000	971,213	1,010,934
	VISTRA	5.625% 02/15/2027 2,628,000	2,655,530	2,795,246
	VMED O UK	4.250% 31/JAN/2031 2,501,000	2,510,379	2,551,020
	VOLKSWAGEN	0.2186% 12/20/2021 928,586	928,586	928,614
	VOLKSWAGEN	2.000% 03/21/2022 10,653,549	10,712,817	10,705,496

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	VOLKSWAGEN	3.200% 09/26/2026 300,000	299,814	331,527
	WACHOVIA CA	FLT 12/31/2164 628,000	370,520	635,932
	WALT DISNEY	3.800% 05/13/2060 900,000	936,414	1,143,468
	WASTE PRO U	5.500% 02/15/2026 1,425,000	1,314,563	1,457,063
	WELBILT INC	9.500% 02/15/2024 525,000	525,656	542,609
	WELLS FARGO	FLT 15/JAN/2021 2,600,000	2,600,230	2,600,284
	WELLS FARGO	FLT 10/31/2023 800,000	800,000	812,640
	WELLS FARGO	3.000% 02/19/2025 2,500,000	2,580,925	2,717,860
	WELLS FARGO	FLT 02/11/2026 600,000	600,000	630,925
	WESCO	5.375% 06/15/2024 500,000	503,125	512,500
	WESCO	7.125% 06/15/2025 1,749,000	1,749,000	1,923,603
	WESCO	7.250% 06/15/2028 1,354,000	1,343,764	1,539,891
	WESTERN	4.500% 03/01/2028 3,089,000	3,047,069	3,201,748
	WESTERN	4.750% 08/15/2028 435,000	421,934	452,400
	WESTINGHOUS	3.450% 11/15/2026 400,000	355,537	439,108
	WESTINGHOUS	FLT 03/15/2024 600,000	597,778	656,625
	WESTPAC FLT	FLT 01/252021 1,600,000	1,600,455	1,600,312
	WESTPAC FLT	FLT 05/13/2021 5,310,000	5,327,171	5,329,073
	WESTPAC SEC	ZCP 03/11/2021 6,000,000	5,997,506	5,997,982
	WHITE CAP	6.875% 10/15/2028 686,000	692,160	731,447
	WOODSIDE	3.650% 03/05/2025 600,000	639,216	646,860
	WORLD OMNI	.26763% 15/JUL/2021 268,921	268,921	268,925
	WORLD OMNI	.20684% 16/AUG/2021 989,726	989,726	989,739
	WORLD OMNI	2.940% 05/16/2022 1,000,000	1,008,905	1,009,155
	WORLD OMNI	2.63% 15/JUN/2022 590,627	592,453	591,162
	WORLD OMNI	.20684% 16/AUG/2021 1,877,067	1,877,067	1,877,092
	WP CAREY IN	4.000% 02/01/2025 900,000	917,334	994,371
	WPX ENERGY	4.500% 01/15/2030 3,034,000	3,073,403	3,216,040
	WR GRACE &	4.875% 06/15/2027 1,828,000	1,856,925	1,938,631
	WYNDHAM	5.625% 03/01/2021 700,000	788,067	703,500
	WYNDHAM	5.375% 04/15/2026 1,087,000	1,130,480	1,125,045
	WYNN LAS	5.500% 03/01/2025 1,579,000	1,633,800	1,648,081
	WYNN RESORT	7.750% 04/15/2025 363,000	363,000	393,401
	ZAYO GROUP	4.000% 03/01/2027 1,047,000	1,047,000	1,049,617
	ZAYO GROUP	6.125% 03/01/2028 2,177,000	2,177,886	2,302,177
	ZF NORTH	4.500% 04/29/2022 200,000	203,290	205,690
	ZIGGO BOND	5.125% 02/28/2030 675,000	675,000	712,327
	ZIGGO BOND	6.000% 01/15/2027 1,996,000	1,940,884	2,109,313
	ZIGGO BV	5.500% 01/15/2027 3,231,000	3,233,768	3,372,356
	ZIGGO BV	4.875% 01/15/2030 711,000	711,000	747,439
	TOTAL CORPORATE DEBT SECURITIES		1,895,573,811	1,946,194,976
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES:
	AFRICAN DEV BK BD	2.625% 03/22/2021 4,218,000	4,240,359	4,239,273
	ASIAN DEV BK BD	1.625% 03/19/2021 6,450,000	6,468,766	6,467,723
	CANADIAN GOVT BD	FLT 12/01/2026 500,000	770,515	812,751
	CDP FIN BD	2.125% 06/11/2021 1,796,000	1,810,759	1,810,440
	CENTRAL NIPPON LTD BD	2.362% 05/28/2021 300,000	297,474	302,436
	COMMONWEALTH OF AUSTRALIA BD	1.250% 02/21/2022 1,080,000	941,595	992,506
	COMMONWEALTH OF AUSTRALIA BD	3.000% 09/20/2025 1,160,000	1,278,659	1,347,986

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	EMIRATE OF ABU DHABI BD	0.750% 09/02/2023 400,000	399,052	401,000
	EMIRATE OF ABU DHABI BD	1.700% 03/02/2031 2,000,000	1,993,880	1,998,760
	EXPORT-IMPORT BK CHINA BD	3.625% 07/31/2024 500,000	529,640	547,400
	FEDERAL HOME BK	ZCP 03/19/2021 1,780,000	1,779,013	1,779,671
	FEDERAL HOME BK	ZCP 02/23/2021 2,720,000	2,699,642	2,699,700
	FEDERAL HOME BK	ZCP 03/26/2021 3,000,000	2,999,377	2,999,393
	FEDERAL HOME BK	ZCP 01/20/2021 7,000,000	6,999,631	6,999,782
	FEDERAL HOME BK	ZCP 02/26/2021 8,000,000	7,999,004	7,999,058
	FEDERAL HOME MTG BD	0.250% 09/08/2023 700,000	699,769	701,360
	FEDERAL HOME MTG BD	0.830% 11/05/2026 900,000	900,045	899,998
	FEDERAL HOME MTG BD	0.680% 08/06/2025 1,140,000	1,400,000	1,404,112
	FEDERAL HOME MTG BD	0.69% 08/05/2025 2,300,000	2,300,000	2,301,070
	FEDERAL HOME MTG BD	0.70% 08/18/2025 2,300,000	2,300,000	2,300,270
	FEDERAL HOME MTG BD	0.800% 10/28/2026 4,500,000	4,499,325	4,500,080
	FRENCH BD	FLT 07/25/2023 800,000	1,173,017	1,208,289
	FRENCH BD	FLT 03/01/2026 2,800,000	3,543,561	3,684,505
	FRENCH BD	FLT 07/25/2024 3,400,000	4,502,631	4,705,514
	JAPAN BD	FLT 03/10/2029 200,000,000	1,971,644	1,943,306
	JAPAN BD	FLT 03/10/2028 240,000,000	2,290,489	2,343,501
	KINGDOM OF SAUDI BD	2.375% 10/26/2021 1,100,000	1,117,408	1,116,394
	MEXICAN STATES BD	FLT 05/29/2031 11,349,000	568,384	669,195
	REPUBLIC OF ITALY BD	FLT 05/26/2025 3,300,000	3,615,496	4,271,936
	REPUBLIC OF ITALY BD	FLT 05/26/2025 6,200,000	7,263,803	8,026,061
	SAUDI ARABIAN OIL BD	2.875% 04/16/2024 200,000	204,860	212,231
	STATE OF QATAR BD	3.875% 04/23/2023 300,000	297,966	322,440
	STATE OF QATAR BD	3.875% 04/23/2023 1,600,000	1,589,152	1,719,680
	TOKYO MET GVT BD	2.500% 06/08/2022 1,150,000	1,499,715	1,542,120
	U.S. OF AMER TREAS BD	FLT 04/15/2021 48,000	52,085	52,937
	U.S. OF AMER TREAS BD	FLT 02/15/2045 100,000	121,150	142,540
	U.S. OF AMER TREAS BD	1.750% 12/31/2024 220,000	221,470	233,054
	U.S. OF AMER TREAS BD	FLT 04/15/2032 269,000	512,186	601,065
	U.S. OF AMER TREAS BD	2.000% 02/15/2050 500,000	569,891	543,047
	U.S. OF AMER TREAS BD	FLT 07/15/2021 675,000	752,376	789,965
	U.S. OF AMER TREAS BD	2.875% 08/15/2028 908,000	990,575	1,054,734
	U.S. OF AMER TREAS BD	3.375% 05/15/2044 1,000,000	1,221,563	1,367,539
	U.S. OF AMER TREAS BD	0.625% 08/15/2030 1,530,000	1,494,256	1,491,750
	U.S. OF AMER TREAS BD	FLT 02/15/2043 1,570,000	1,682,608	2,215,641
	U.S. OF AMER TREAS BD	FLT 01/15/2023 1,582,000	1,691,892	1,853,807
	U.S. OF AMER TREAS BD	1.750% 11/15/2029 1,814,000	2,005,636	1,960,466
	U.S. OF AMER TREAS BD	FLT 04/15/2029 1,910,000	3,917,737	4,358,631
	U.S. OF AMER TREAS BD	2.750% 02/15/2028 2,194,000	2,379,770	2,515,987
	U.S. OF AMER TREAS BD	FLT 02/15/2040 2,280,000	3,382,099	4,252,973
	U.S. OF AMER TREAS BD	2.250% 08/15/2049 2,330,000	2,825,979	2,666,485
	U.S. OF AMER TREAS BD	FLT 02/15/2041 2,490,000	4,094,242	4,641,719
	U.S. OF AMER TREAS BD	FLT 02/15/2050 2,590,000	3,044,592	3,128,277
	U.S. OF AMER TREAS BD	1.500% 02/15/2030 2,630,000	2,859,456	2,782,355
	U.S. OF AMER TREAS BD	FLT 07/15/2025 2,726,000	2,809,571	3,287,279
	U.S. OF AMER TREAS BD	1.625% 11/15/2050 3,100,000	3,061,491	3,088,375
	U.S. OF AMER TREAS BD	FLT 02/15/2049 3,180,000	4,556,751	4,634,790

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	U.S. OF AMER TREAS BD	FLT 02/15/2045 3,450,000	3,667,923	4,917,615
	U.S. OF AMER TREAS BD	FLT 02/15/2048 3,541,000	3,762,636	5,206,704
	U.S. OF AMER TREAS BD	FLT 01/15/2029 3,900,000	4,627,787	4,727,350
	U.S. OF AMER TREAS BD	1.625% 08/15/2029 3,969,000	4,355,096	4,245,900
	U.S. OF AMER TREAS BD	FLT 01/15/2026 4,187,000	5,784,101	6,530,764
	U.S. OF AMER TREAS BD	FLT 02/15/2042 4,260,000	5,102,042	6,246,152
	U.S. OF AMER TREAS BD	FLT 01/15/2025 4,400,000	5,069,385	5,219,322
	U.S. OF AMER TREAS BD	FLT 02/15/2047 4,891,000	4,885,807	7,090,074
	U.S. OF AMER TREAS BD	FLT 01/15/2022 4,950,000	5,457,780	5,796,561
	U.S. OF AMER TREAS BD	2.875% 05/15/2049 4,951,000	5,615,335	6,392,205
	U.S. OF AMER TREAS BD	FLT 01/15/2027 5,390,000	5,429,795	6,483,113
	U.S. OF AMER TREAS BD	FLT 01/15/2029 5,480,000	7,558,609	8,729,586
	U.S. OF AMER TREAS BD	2.375% 03/15/2021 6,000,000	6,018,561	6,026,029
	U.S. OF AMER TREAS BD	2.250% 03/31/2021 6,000,000	6,026,998	6,030,033
	U.S. OF AMER TREAS BD	1.375% 05/31/2021 6,000,000	6,030,877	6,030,938
	U.S. OF AMER TREAS BD	2.250% 04/30/2021 6,000,000	6,041,906	6,041,484
	U.S. OF AMER TREAS BD	2.625% 07/15/2021 6,000,000	6,080,271	6,079,688
	U.S. OF AMER TREAS BD	1.125% 06/30/2021 6,420,000	6,451,715	6,452,100
	U.S. OF AMER TREAS BD	2.000% 01/15/2021 7,000,000	7,003,106	7,003,889
	U.S. OF AMER TREAS BD	1.125% 02/21/2021 7,000,000	7,003,549	7,010,361
	U.S. OF AMER TREAS BD	FLT 07/15/2028 7,010,000	7,689,935	8,458,233
	U.S. OF AMER TREAS BD	FLT 01/15/2030 7,080,000	7,760,778	7,993,243
	U.S. OF AMER TREAS BD	2.375% 11/15/2049 7,230,000	8,928,595	8,493,273
	U.S. OF AMER TREAS BD	FLT 02/15/2046 7,330,000	8,235,849	10,980,919
	U.S. OF AMER TREAS BD	FLT 04/15/2028 7,924,000	15,390,306	17,537,680
	U.S. OF AMER TREAS BD	FLT 10/15/2024 8,200,000	8,625,000	8,923,138
	U.S. OF AMER TREAS BD	FLT 07/15/2022 8,355,000	9,003,768	9,752,833
	U.S. OF AMER TREAS BD	2.000% 02/21/2021 9,000,000	9,026,444	9,025,277
	U.S. OF AMER TREAS BD	FLT 01/15/2025 9,070,000	13,833,327	14,639,716
	U.S. OF AMER TREAS BD	FLT 01/15/2029 9,280,000	10,723,222	11,248,668
	U.S. OF AMER TREAS BD	3.125% 08/15/2044 10,000,000	10,870,116	13,188,672
	U.S. OF AMER TREAS BD	FLT 04/15/2024 11,330,000	12,346,143	12,541,653
	U.S. OF AMER TREAS BD	FLT 07/15/2026 11,345,000	11,842,487	13,552,338
	U.S. OF AMER TREAS BD	4.500% 05/15/2038 11,811,000	17,186,156	17,837,378
	U.S. OF AMER TREAS BD	FLT 02/15/2044 11,900,000	16,777,551	19,138,442
	U.S. OF AMER TREAS BD	1.375% 11/15/2040 12,040,000	11,882,422	11,904,550
	U.S. OF AMER TREAS BD	FLT 07/15/2027 12,630,000	13,582,317	15,124,329
	U.S. OF AMER TREAS BD	2.250% 08/15/2027 15,356,000	17,055,390	17,027,165
	U.S. OF AMER TREAS BD	FLT 01/15/2028 15,498,000	16,967,175	18,548,999
	U.S. OF AMER TREAS BD	FLT 01/15/2028 16,136,000	23,807,152	24,598,389
	U.S. OF AMER TREAS BD	FLT 07/15/2030 16,140,000	18,104,326	18,385,761
	U.S. OF AMER TREAS BD	FLT 04/15/2022 16,268,000	16,501,720	17,783,196
	U.S. OF AMER TREAS BD	FLT 01/15/2024 16,319,000	19,223,638	19,544,538
	U.S. OF AMER TREAS BD	FLT 01/15/2026 17,750,000	21,328,587	21,710,587
	U.S. OF AMER TREAS BD	FLT 07/15/2029 22,623,000	25,616,186	26,068,987
	U.S. OF AMER TREAS BD	ZCP 05/15/2049 23,800,000	12,705,830	14,783,009
	U.S. OF AMER TREAS BD	FLT 04/15/2023 42,730,000	46,632,722	47,174,057
	U.S. OF AMER TREAS BILL	ZCP 02/23/2021 3,000,000	2,999,611	2,999,740
	U.S. OF AMER TREAS BILL	ZCP 03/26/2021 5,000,000	4,998,998	4,999,167

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	U.S. OF AMER TREAS BILL	ZCP 03/26/2021 5,000,000	4,999,066	4,999,188
	U.S. OF AMER TREAS BILL	ZCP 09/09/2021 7,000,000	6,993,591	6,995,829
	U.S. OF AMER TREAS BILL	ZCP 02/09/2021 7,000,000	6,999,138	6,999,685
	U.S. OF AMER TREAS BILL	ZCP 02/18/2021 8,000,000	7,999,244	7,999,350
	U.S. OF AMER TREAS BILL	ZCP 02/25/2021 10,700,000	10,698,762	10,698,957
	U.S. OF AMER TREAS BILL	ZCP 03/19/2021 12,000,000	11,997,924	11,998,000
	U.S. OF AMER TREAS BILL	ZCP 04/22/2021 12,000,000	11,996,816	11,997,120
	U.S. OF AMER TREAS BILL	ZCP 02/11/2021 12,000,000	11,998,700	11,999,240
	U.S. OF AMER TREAS BILL	ZCP 02/25/2021 12,000,000	11,998,592	11,998,830
	TOTAL U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES		744,492,870	784,843,361
MORTGAGE-BACKED SECURITIES:
	ALTERNATIVE LOAN TR	FLT 12/20/2046 408,757	227,955	344,525
	AREIT LOAN TR	FLT 04/15/2037 600,000	599,250	605,802
	BANC LOAN TR	FLT 04/25/2037 102,710	77,999	104,722
	BANC OF AMERICA LN TR	FLT 02/25/2035 27,903	20,997	27,449
	BANC OF AMERICA VAR 05 36 LN TR	FLT 05/20/2036 93,364	61,326	91,832
	BANCORP COMMERCIAL MTG	FLT 09/15/2036 796,447	780,518	794,432
	BANCORP COMMERCIAL MTG	FLT 09/15/2036 1,158,469	1,158,469	1,155,537
	CHL MORTGAGE	FLT 11/20/2034 73,772	72,663	74,059
	CIM TRUST	FLT 02/25/2049 530,037	528,981	530,382
	CITIGROUP MTG LOAN	FLT 09/25/2037 93,719	61,418	90,870
	CITIGROUP MTG LOAN	FLT 10/25/2035 257,318	141,319	179,879
	CITIGROUP MTG LOAN	3.209% 05/10/2049 500,000	533,711	553,776
	CITIGROUP MTG LOAN	FLT 02/15/2039 878,974	866,647	882,386
	CITIGROUP MTG LOAN	FLT 02/15/2039 1,074,301	1,059,235	1,078,472
	COMM LN TR	3.091% 10/10/2049 600,000	622,641	654,925
	COMM LN TR	4.228% 05/10/2051 1,900,000	2,220,105	2,255,411
	CSMC 2020 LN TR	FLT 10/15/2037 1,400,000	1,400,000	1,401,823
	EUROPEAN FLN TR	FLT 02/17/2030 299,689	333,839	366,453
	FEDERAL HOME LOAN MTG CORP	4.000% 09/01/2039 5,396	5,587	5,799
	FEDERAL HOME LOAN MTG CORP	4.000% 08/01/2043 12,480	12,920	13,356
	FEDERAL HOME LOAN MTG CORP	FLT 09/01/2037 19,733	20,332	20,662
	FEDERAL HOME LOAN MTG CORP	FLT 01/01/2037 116,065	120,367	118,160
	FEDERAL HOME LOAN MTG CORP	4.000% 09/01/2043 234,392	242,669	250,690
	FEDERAL HOME LOAN MTG CORP	2.500% 07/25/2034 244,166	246,580	244,626
	FEDERAL HOME LOAN MTG CORP	FLT 07/15/2048 424,799	420,551	425,664
	FEDERAL HOME LOAN MTG CORP	2.500% 12/25/2049 3,353,482	3,416,360	3,564,909
	FEDERAL NATIONAL MTG ASSOC	FLT 06/25/2055 176,115	174,961	175,465
	FEDERAL NATIONAL MTG ASSOC	2.000% 12/25/2044 275,918	280,056	281,379
	FEDERAL NATIONAL MTG ASSOC	FLT 06/25/2059 958,307	957,259	966,536
	FEDERAL NATIONAL MTG ASSOC	3.000% 04/25/2028 2,073,268	134,798	121,702
	FREDDIE MAC	3.500% 12/25/2046 1,861,370	1,919,029	1,908,696
	GOVT NATIONAL MTG ASSOC	7.500% 03/15/2029 2,177	2,317	2,553
	GOVT NATIONAL MTG ASSOC	FLT 05/20/2037 30,780	30,314	30,793
	GOVT NATIONAL MTG ASSOC	FLT 03/20/2037 75,642	74,496	75,584
	GOVT NATIONAL MTG ASSOC	4.000% 06/20/2048 303,792	315,219	326,395
	GOVT NATIONAL MTG ASSOC	FLT 08/20/2068 458,473	452,607	454,296
	GOVT NATIONAL MTG ASSOC	FLT 05/20/2066 519,982	518,520	526,831
	GOVT NATIONAL MTG ASSOC	FLT 06/20/2044 893,762	891,248	893,486

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
MORTGAGE-BACKED SECURITIES (CONTINUED):
	GOVT NATIONAL MTG ASSOC	FLT 03/20/2049 926,868	926,434	931,112
	GOVT NATIONAL MTG ASSOC	FLT 03/20/2049 1,006,712	1,005,768	1,009,685
	HARBORVIEW MTG LOAN	FLT 02/25/2036 72,602	37,799	33,009
	HARBORVIEW MTG LOAN	FLT 06/20/2035 871,778	849,984	839,387
	HARBORVIEW MTG LOAN	FLT 06/20/2035 981,228	941,978	935,908
	HOMEWARD MTG	FLT 05/25/2065 799,907	799,898	808,518
	IMPAC SECURED FLT 12 36 LN TR	FLT 12/25/2036 219,893	201,752	209,683
	INDYMAC INDA VAR 11 37 LN TR	FLT 11/25/2037 0	—	—
	MASTR VAR 01 36 LN TR	FLT 01/25/2036 69,633	53,505	70,064
	MILL CITY MTG	FLT 07/25/2059 245,489	246,636	255,129
	MILL LOAN TR	FLT 08/25/2059 1,263,032	1,270,983	1,311,473
	MORGAN LN TR	4.071% 03/15/2052 200,000	228,297	236,734
	MORGAN LN TR	3.587% 12/15/2050 400,000	433,344	459,017
	MORGAN LN TR	3.732% 05/15/2048 600,000	654,680	671,947
	MORGAN STANLEY VAR 06 36 LN TR	FLT 06/25/2036 252,081	203,753	254,041
	MORGAN STANLEY VAR 06 37 LN TR	FLT 06/25/2037 250,589	119,478	185,216
	MORGAN STANLEY VAR 07 35 LN TR	FLT 07/25/2035 194,359	119,669	185,708
	MORGAN STANLEY VAR 08 34 LN TR	FLT 08/25/2034 49,728	25,808	49,090
	RALI LOAN TR	FLT 06/25/2046 137,874	114,683	48,372
	RALI SERIES VAR 12 35 LN TR	FLT 12/25/2035 488,884	276,326	441,149
	RBSGC MORTGAGE FLT 01 37 LN TR	FLT 01/25/2037 230,260	89,996	77,145
	RESIDENTIAL FLN TR	FLT 06/20/2070 472,769	604,577	650,953
	SEASONED LN TR	2.750% 11/25/2029 1,765,436	1,803,551	1,868,090
	STRUCTURED VAR 01 35 LN TR	FLT 01/25/2035 145,269	90,966	142,781
	STRUCTURED VAR 05 36 LN TR	FLT 05/25/2036 194,920	106,950	162,058
	TBA GNMA2 SINGLE FAMILY 30YR	2.500% 03/01/2021 6,000,000	6,309,141	6,327,891
	TBA UMBS SINGLE FAMILY 30YR	2.000% 03/25/2051 1,400,000	1,444,898	1,449,548
	TBA UMBS SINGLE FAMILY 30YR	2.500% 03/25/2051 4,800,000	5,026,681	5,044,317
	TBA UMBS SINGLE FAMILY 30YR	3.000% 02/01/2021 5,000,000	5,238,281	5,243,164
	TBA UMBS SINGLE FAMILY 30YR	3.500% 02/01/2021 6,599,000	6,979,474	6,984,887
	TBA UMBS SINGLE FAMILY 30YR	3.000% 02/01/2021 7,900,000	8,276,484	8,284,199
	TBA UMBS SINGLE FAMILY 30YR	2.000% 03/25/2051 9,900,000	10,223,297	10,250,376
	TBA UMBS SINGLE FAMILY 30YR	4.000% 02/01/2021 1,780,9000	19,013,890	19,046,413
	TBA UMBS SINGLE FAMILY 30YR	2.500% 03/25/2051 2,453,0000	25,682,227	25,778,561
	TBA UMBS SINGLE FAMILY 30YR	3.500% 02/01/2021 3,250,0000	34,364,453	34,400,488
	TBA UMBS SINGLE FAMILY 30YR	3.000% 01/01/2020 3,590,0000	37,519,566	37,613,664
	THORNBURG VAR 09 37 LN TR	FLT 09/25/2037 101,668	77,407	104,026
	TOWD FLN TR	FLT 02/20/2054 669,633	857,825	918,533
	TOWD FLN TR	FLT 10/20/2051 872,395	1,153,306	1,195,942
	UBS BARCLAYS VAR 03 46 LN TR	FLT 03/10/2046 5,820,251	122,203	84,580
	UMBS MORTPASS	4.000% 06/01/2042 41,489	43,823	45,858
	UMBS MORTPASS	4.000% 11/01/2042 55,710	58,843	61,930
	UMBS MORTPASS	4.000% 02/01/2043 58,207	61,481	64,296
	UMBS MORTPASS	4.000% 07/01/2042 66,709	70,742	74,909
	UMBS MORTPASS	3.500% 05/01/2049 83,704	84,783	88,413
	UMBS MORTPASS	4.000% 06/01/2045 97,265	103,147	106,401
	UMBS MORTPASS	4.000% 12/01/2048 147,129	157,290	157,113
	UMBS MORTPASS	4.000% 07/01/2048 151,350	161,802	161,780
	UMBS MORTPASS	4.000% 08/01/2048 175,162	185,754	193,095

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
MORTGAGE-BACKED SECURITIES (CONTINUED):
	UMBS MORTPASS	4.000% 06/01/2050 191,333	204,547	204,452
	UMBS MORTPASS	4.000% 06/01/2043 194,117	205,855	217,839
	UMBS MORTPASS	3.000% 02/01/2046 223,392	223,183	235,247
	UMBS MORTPASS	4.000% 01/01/2045 250,605	265,759	281,281
	UMBS MORTPASS	4.000% 12/01/2041 299,255	317,350	335,994
	UMBS MORTPASS	4.000% 01/01/2045 337,792	358,217	378,926
	UMBS MORTPASS	4.000% 12/01/2045 633,659	669,302	698,866
	UMBS MORTPASS	4.000% 02/01/2050 637,140	681,142	681,201
	UMBS MORTPASS	4.000% 07/01/2043 651,368	690,755	731,330
	UMBS MORTPASS	4.000% 11/01/2044 664,619	704,808	745,972
	UMBS MORTPASS	3.000% 05/01/2043 753,641	735,271	801,556
	UMBS MORTPASS	3.000% 09/01/2043 1,586,728	1,524,747	1,691,478
	UMBS MORTPASS	4.000% 06/01/2048 2,069,239	2,147,805	2,214,300
	UMBS MORTPASS	4.000% 06/01/2049 2,298,508	2,398,170	2,452,859
	UMBS MORTPASS	4.000% 09/01/2044 3,250,857	3,447,432	3,648,737
	UMBS MORTPASS	3.000% 09/01/2032 3,705,215	3,868,477	3,893,127
	WELLS FARGO FLT 01 35 LN TR	FLT 01/15/2035 800,000	799,092	783,149
	WELLS FARGO LN TR	4.023% 03/15/2052 300,000	341,355	354,657
	WELLS FARGO LN TR	2.725% 02/15/2053 500,000	518,496	547,965
	WELLS FARGO LN TR	3.451% 02/15/2048 1,100,000	1,175,840	1,204,426
	WELLS FARGO VAR 04 36 LN TR	FLT 04/25/2036 1	1	1
	TOTAL MORTGAGE-BACKED SECURITIES		216,704,480	219,220,333
OTHER:
	FIDELITY GOVT PORTFOLIO - INST SHRS	256,860,490 SHARES	256,860,490	256,860,489
	PIMCO FDS PAC INVT MGMT OPN-END FD	1,321,710 SHARES	15,238,996	16,428,855
	TR RECEIPT MISCELLANEOUS INCOME	1 SHARE	—	1
	TOTAL OTHER		272,099,486	273,289,345
DERIVATIVES RECEIVABLE:
	90 DAY EURO FUTURE INTEREST RATE	FUTURE LONG EXPIRES 03/15/2021		401,263
	90 DAY EURO FUTURE INTEREST RATE	VM EXPIRES 03/15/2021 SIZE 2,500	401,263	(401,263)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2021 900,000	—	6,828
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2021 900,000	6,828	(6,828)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023 500,000	—	6,343
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 500,000	6,343	(6,343)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023 300,000	—	3,806
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 300,000	3,806	(3,806)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023 100,000	—	1,269
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 100,000	1,269	(1,269)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023 200,000	—	2,537
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 200,000	2,537	(2,537)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023 100,000	—	1,269
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 100,000	1,269	(1,269)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023 100,000	—	1,269
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 100,000	1,269	(1,269)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023 200,000	—	3,952
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 200,000	3,952	(3,952)
	CREDIT DEFAULT SWAP	CDS EX 20/JUN/2024 100,000	—	1,097
	CREDIT DEFAULT SWAP	VM EX 20/JUN/2024 100,000	1,097	(1,097)
	CREDIT DEFAULT SWAP	CDS EX 20/JUN/2024 500,000	—	5,485

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	CREDIT DEFAULT SWAP	VM EX 20/JUN/2024 500,000	5,485	(5,485)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2024 200,000	—	1,856
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2024 200,000	1,856	(1,856)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2021 200,000	—	541
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2021 200,000	541	(541)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023 100,000	—	1,269
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 100,000	1,269	(1,269)
	CREDIT DEFAULT SWAPS	EX 20/JUN/2021 400,000	—	1,579
	CREDIT DEFAULT SWAPS	EX 20/JUN/2021 300,000	—	1,184
	CREDIT DEFAULT SWAPS	EX 20/JUN/2022 500,000	—	5,800
	CREDIT DEFAULT SWAPS	EX 20/JUN/2022 700,000	—	8,120
	CREDIT DEFAULT SWAPS	EX 20/JUN/2023 200,000	—	3,365
	CREDIT DEFAULT SWAPS	EX 20/JUN/2024 300,000	—	5,374
	CREDIT DEFAULT SWAPS	EX 20/DEC/2024 450,000	—	7,744
	CREDIT DEFAULT SWAPS	EX 20/DEC/2024 100,000	—	1,721
	CREDIT DEFAULT SWAPS	EX 20/JUN/2025 1,870,000	—	31,229
	CREDIT DEFAULT SWAPS	EX 20/JUN/2025 630,000	—	10,521
	CREDIT DEFAULT SWAPS	EX 20/DEC/2025 300,000	—	2,777
	CREDIT DEFAULT SWAPS	EX 17/AUG/2061 400,000	—	3,191
	CREDIT INDEX SWAP	CIS EX 20/JUN/2025 3,800,000	—	62,143
	CREDIT INDEX SWAP	VM EX 20/JUN/2025 3,800,000	62,143	(62,143)
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 1,400,000	—	34,302
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 1,400,000	34,302	(34,302)
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 2,200,000	—	53,903
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 2,200,000	53,903	(53,903)
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 4,400,000	—	107,806
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 4,400,000	107,806	(107,806)
	CREDIT INDEX SWAP	CIS EX 20/JUN/2025 400,000	—	6,541
	CREDIT INDEX SWAP	VM EX 20/JUN/2025 400,000	6,541	(6,541)
	CREDIT INDEX SWAP	CIS EX 20/JUN/2025 600,000	—	9,812
	CREDIT INDEX SWAP	VM EX 20/JUN/2025 600,000	9,812	(9,812)
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 1,400,000	—	34,302
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 1,400,000	34,302	(34,302)
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 700,000	—	17,151
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 700,000	17,151	(17,151)
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 700,000	—	17,151
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 700,000	17,151	(17,151)
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 2,200,000	—	53,903
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 2,200,000	53,903	(53,903)
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 700,000	—	17,151
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 700,000	17,151	(17,151)
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 700,000	—	17,151
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 700,000	17,151	(17,151)
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 700,000	—	17,151
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 700,000	17,151	(17,151)
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 700,000	—	17,151
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 700,000	17,151	(17,151)
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 700,000	—	17,151
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 700,000	17,151	(17,151)

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 700,000	—	17,151
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 700,000	17,151	(17,151)
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 1,100,000	—	26,951
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 1,100,000	26,951	(26,951)
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 4,400,000	—	107,806
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 4,400,000	107,806	(107,806)
	CREDIT INDEX SWAP	CIS EX 20/DEC/2025 2,200,000	—	53,903
	CREDIT INDEX SWAP	VM EX 20/DEC/2025 2,200,000	53,903	(53,903)
	E-MINI RUSS 2000 EQUITY INDEX	FUTURE LONG EXPIRES 03/19/2021		(15,086)
	E-MINI RUSS 2000 EQUITY INDEX	VM EXPIRES 03/19/2021 SIZE 50	(15,086)	15,086
	EURO-BUND FUTURE BOND	FUTURE LONG EXPIRES 03/08/2021		(296)
	EURO-BUND FUTURE BOND	VM EXPIRES 03/08/2021 SIZE 100,000	(296)	296
	FORWARD CURRENCY CONTRACTS - EUR	EUR RATE 0.8193	—	588
	FORWARD CURRENCY CONTRACTS - GBP	GBP RATE 0.741	—	5,970
	FORWARD CURRENCY CONTRACTS - JPY	JPY RATE 103.5008	—	11,549
	INFLATION INDEX SWAPTION	EX 22/JUN/2035 400,000	—	(4)
	INFLATION SWAP	CPI EX 15/Jul/2022 500,000	—	33,191
	INFLATION SWAP	VM EX 15/Jul/2022 500,000	33,191	(33,191)
	INFLATION SWAP	CPI EX EUR 15/01/38 100,000	—	16,563
	INFLATION SWAP	VM EX EUR 15/01/38 100,000	16,563	(16,563)
	INFLATION SWAP	CPI EX EUR 15/01/38 60,000	—	9,938
	INFLATION SWAP	VM EX EUR 15/01/38 60,000	9,938	(9,938)
	INFLATION SWAP	CPI EX 05/Feb/2023 2,750,000	—	132,429
	INFLATION SWAP	VM EX 05/Feb/2023 2,750,000	132,429	(132,429)
	INFLATION SWAP	CPI EX EUR 15/01/38 70,000	—	11,594
	INFLATION SWAP	VM EX EUR 15/01/38 70,000	11,594	(11,594)
	INFLATION SWAP	CPI EX 13/Apr/2023 3,500,000	—	141,685
	INFLATION SWAP	VM EX 13/Apr/2023 3,500,000	141,685	(141,685)
	INFLATION SWAP	CPI EX 27/Apr/2023 490,000	—	18,626
	INFLATION SWAP	VM EX 27/Apr/2023 490,000	18,626	(18,626)
	INFLATION SWAP	CPI EX 15/Dec/2028 500,00	—	511
	INFLATION SWAP	VM EX 15/Dec/2028 500,00	511	(511)
	INFLATION SWAP	CPI EX 15/Sep/2024 800,000	—	13,919
	INFLATION SWAP	VM EX 15/Sep/2024 800,000	13,919	(13,919)
	INFLATION SWAP	CPI EX 15/Sep/2024 1,100,000	—	19,139
	INFLATION SWAP	VM EX 15/Sep/2024 1,100,000	19,139	(19,139)
	INTEREST RATE SWAP	IRS EX 18/Dec/2024 18,050,000	—	842,614
	INTEREST RATE SWAP	VM EX 18/Dec/2024 18,050,000	842,614	(842,614)
	INTEREST RATE SWAP	IRS EX 18/Dec/2024 21,120,000	—	985,929
	INTEREST RATE SWAP	VM EX 18/Dec/2024 21,120,000	985,929	(985,929)
	INTEREST RATE SWAP	IRS EX 31/Dec/2024 100,0000	—	53,357
	INTEREST RATE SWAP	VM EX 31/Dec/2024 100,0000	53,357	(53,357)
	INTEREST RATE SWAP	IRS EX 09/Jun/2041 2,740,000	—	48,400
	INTEREST RATE SWAP	VM EX 09/Jun/2041 2,740,000	48,400	(48,400)
	INTEREST RATE SWAP	IRS EX 09/Jun/2041 2,300,000	—	40,628
	INTEREST RATE SWAP	VM EX 09/Jun/2041 2,300,000	40,628	(40,628)
	INTEREST RATE SWAP	IRS EX 09/Jun/2041 110,000	—	1,943
	INTEREST RATE SWAP	VM EX 09/Jun/2041 110,000	1,943	(1,943)
	INTEREST RATE SWAP	IRS EX 09/Jun/2041 120,000	—	2,120

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	INTEREST RATE SWAP	VM EX 09/Jun/2041 120,000	2,120	(2,120)
	INTEREST RATE SWAP	IRS EX 09/Jun/2041 120,000	—	2,120
	INTEREST RATE SWAP	VM EX 09/Jun/2041 120,000	2,120	(2,120)
	INTEREST RATE SWAP	IRS EX 09/Jun/2041 120,000	—	2,120
	INTEREST RATE SWAP	VM EX 09/Jun/2041 120,000	2,120	(2,120)
	INTEREST RATE SWAP	IRS EX 09/Jun/2041 120,000	—	2,120
	INTEREST RATE SWAP	VM EX 09/Jun/2041 120,000	2,120	(2,120)
	INTEREST RATE SWAP	IRS EX 09/Jun/2041 100,000	—	1,766
	INTEREST RATE SWAP	VM EX 09/Jun/2041 100,000	1,766	(1,766)
	INTEREST RATE SWAP	IRS EX 09/Jun/2041 2,740,000	—	48,400
	INTEREST RATE SWAP	VM EX 09/Jun/2041 2,740,000	48,400	(48,400)
	PURCHASED OPTIONS	CALL SCTY EX 11/02/2022 1	87,506	82,092
	PURCHASED OPTIONS	CALL SCTY EX 11/02/2022 1	978	88,043
	PURCHASED OPTIONS	CALL SCTY EX 11/04/2022 1	113,329	101,027
	PURCHASED OPTIONS	PUT SCTY EX 11/17/2022 1	35,952	52,956
	PURCHASED OPTIONS	CALL SCTY EX 11/04/2022 1	60,574	54,820
	PURCHASED OPTIONS	PUT SCTY EX 07/JAN/2021	80,162	844
	SPOT CURRENCY CONTRACTS - EUR	EUR RATE 0.8173	—	—
	SPOT CURRENCY CONTRACTS - EUR	EUR RATE 0.8181	—	127
	US 5YR NOTE (CBT) BOND	FUTURE LONG EXPIRES 03/31/2021		61,321
	US 5YR NOTE (CBT) BOND	VM EXPIRES 03/31/2021 SIZE 100,000	61,321	(61,321)
	US ULTRA BOND CBT BOND	FUTURE LONG EXPIRES 03/22/2021		(3,797)
	US ULTRA BOND CBT BOND	VM EXPIRES 03/22/2021 SIZE 100,000	(3,797)	3,797
	US ULTRA BOND CBT BOND	FUTURE LONG EXPIRES 03/22/2021		(29,049)
	US ULTRA BOND CBT BOND	VM EXPIRES 03/22/2021 SIZE 100,000	(29,049)	29,049
	TOTAL DERIVATIVES RECEIVABLE		3,948,070	480,617
COLLECTIVE INVESTMENT FUNDS:
	BLCKRCK DEVELOPED REAL	31,748,278 UNITS	314,151,839	349,726,330
	BLCKRCK EAFE EQUITY	231,382,920 UNITS	2,276,299,044	2,686,911,016
	BLCKRCK EAFE SMALL CAP	30,095,478 UNITS	295,877,321	356,080,667
	BLCKRCK EMER MARKETS	80,166,003 UNITS	781,112,189	970,305,246
	BLCKRCK EQUITY INDEX	475,070,732 UNITS	4,890,409,848	7,051,664,896
	BLCKRCK RUSSELL 1000	109,455,781 UNITS	1,102,708,296	1,331,562,419
	BLCKRCK RUSSELL 1000	132,188,301 UNITS	1,369,034,391	2,404,584,517
	BLCKRCK RUSSELL 2000	83,242,262 UNITS	825,566,773	1,099,838,387
	BLCKRCK SHORT-TERM	35,581,815 UNITS	35,581,815	35,581,815
	BLCKRCK U.S. DEBT	130,642,372 UNITS	1,383,241,664	1,543,043,187
	BLCKRCK U.S. TIPS U/A	6,917,291 UNITS	71,746,048	82,123,464
*	JPMAM EMBI GLOBAL FUND	8,098,213 UNITS	123,181,852	155,323,721
*	JPMCB CORE BOND FUND	30,024,115 UNITS	561,140,665	667,135,832
*	JPMCB LIQUIDITY	38,544,751 UNITS	38,544,751	38,544,751
	SSGA S&P MIDCAP INDEX	98,562,237 UNITS	1,085,465,439	1,744,255,906
	TOTAL COLLECTIVE INVESTMENT FUNDS		15,154,061,935	20,516,682,154
	SUBTOTAL INVESTMENTS AT FAIR VALUE		23,811,179,581	32,621,463,081
SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
*	JPMAM/VOYA CONTRACT MCA	Contract Wrapper - 2.73%	(23,687,281)	(23,687,281)
*	JPMAM/TRANSAMERICA WRP CONTRACT	Contract Wrapper - 2.68%	(33,908,439)	(33,908,439)
*	JPMAM/METLIFE GAC	Contract Wrapper - 2.88%	(48,708,879)	(48,708,879)
*	JPMAM/PRUD'L WRAP CONTRACT	Contract Wrapper - 2.65%	(47,436,252)	(47,436,252)

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
*	JPMC INTERMEDT AGGREGATE SEP ACCT	Separate Acct 2,560,877,190 Shares	2,714,618,041	2,714,618,041
	TOTAL SYNTHETIC GUARANTEED INVESTMENT CONTRACTS		2,560,877,190	2,560,877,190
	TOTAL INVESTMENTS		26,372,056,771	35,182,340,271
*	NOTES RECVBL FROM PARTICIPANTS	INT RATE: 3.25 – 9.20%	N/A	506,340,495
	TOTAL INVESTMENTS INCLUDING NOTES RECEIVABLE FROM PARTICIPANTS		$26,372,056,771	$35,688,680,766
	*PARTY IN INTEREST AS DEFINED BY ERISA

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2020
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
FOLLOWING ARE THE PURCHASES AND SALES OF NON-EXCLUDED ASSETS:
NON-U.S. GOVERNMENT SECURITIES AND AGENCY SECURITIES:
	U.K. OF GRT BRTN & NRTH IRLND	SEMI-ANN. 0.000% 08/10/2028 600,000	(1,500,143)	1,471,885

DERIVATIVES:
	10 YEAR US TREASURY NOTES	CALL SCTY EX 03/27/2020 100,000	2,441	(7)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 03/27/2020 100,000	2,417	(7)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 03/27/2020 100,000	2,401	(1)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 03/27/2020 100,000	2,417	(1)
	AUST 10Y BOND FUT BOND	EXPIRES 12/15/2020 SIZE 100,000	—	4,990
	AUST 10Y BOND FUT BOND	EXPIRES 06/15/2020 SIZE 100,000	—	20,275
	AUST 10Y BOND FUT BOND	EXPIRES 09/15/2020 SIZE 100,000	—	(9,903)
	AUST 3YR BOND FUT BOND	EXPIRES 12/15/2020 SIZE 100,000	—	(4,384)
	AUST 3YR BOND FUT BOND	EXPIRES 06/15/2020 SIZE 100,000	—	(4,962)
	AUST 3YR BOND FUT BOND	EXPIRES 09/15/2020 SIZE 100,000	—	(344)
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 11/05/2020	1,469	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 12/07/2020	5,141	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 08/06/2020	5,906	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 08/06/2020	2,273	—
	BOND OPTION - BOP	CALL SCTY SWP-USD EX 12/07/2020	7,852	—
	BOND OPTION - BOP	CALL SCTY SWP-USD EX 12/07/2020	2,500	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 10/07/2020	2,109	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 10/07/2020	3,375	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 10/07/2020	5,250	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 10/07/2020	2,625	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 11/05/2020	3,621	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 11/05/2020	3,621	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 12/07/2020	3,375	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 12/07/2020	742	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 12/07/2020	742	—
	BOND OPTION - BOP	CALL SCTY SWP-USD EX 11/05/2020	7,656	—
	BOND OPTION - BOP	CALL SCTY SWP-USD EX 11/05/2020	6,563	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 08/06/2020	11,813	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 08/06/2020	1,563	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 08/06/2020	4,594	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 08/06/2020	1,230	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 10/07/2020	1,313	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 10/07/2020	1,969	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 10/07/2020	4,484	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 10/07/2020	2,242	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 10/07/2020	2,813	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 10/07/2020	3,125	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 11/05/2020	5,063	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 12/07/2020	3,340	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 12/07/2020	1,336	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 12/07/2020	906	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 12/07/2020	891	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 12/07/2020	1,781	—

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2020
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	BOND OPTION - BOP	CALL SCTY SWP-USD EX 11/05/2020	4,219	—
	BOND OPTION - BOP	CALL SCTY SWP-USD EX 12/07/2020	1,055	—
	BOND OPTION - BOP	CALL SCTY SWP-USD EX 12/07/2020	1,406	—
	BOND OPTION - BOP	CALL SCTY SWP-USD EX 12/07/2020	703	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 11/05/2020	344	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 12/07/2020	547	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 12/07/2020	1,031	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 10/07/2020	551	—
	BOND OPTION - BOP	PUT SCTY SWP-USD EX 10/07/2020	1,102	—
	CDIO CDX.N0.005 C USD0920	CALL SCTY EX 09/16/2020 1	1,053	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 03/18/2020 1	504	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 03/18/2020 1	760	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 04/15/2020 1	950	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 04/15/2020 1	975	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 04/15/2020 1	329	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 04/15/2020 1	423	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 04/15/2020 1	336	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 04/15/2020 1	336	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 08/19/2020 1	897	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 08/19/2020 1	640	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 08/19/2020 1	2,480	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 08/19/2020 1	770	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 08/19/2020 1	490	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 08/19/2020 1	1,814	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 09/16/2020 1	705	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 09/16/2020 1	557	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 09/16/2020 1	560	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 09/16/2020 1	1,270	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 09/16/2020 1	540	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 10/21/2020 1	1,613	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 10/21/2020 1	924	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 10/21/2020 1	1,210	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 10/21/2020 1	880	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 11/18/2020 1	730	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 11/18/2020 1	956	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 11/18/2020 1	880	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 11/18/2020 1	665	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 12/16/2020 1	490	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 12/16/2020 1	4,066	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 12/16/2020 1	531	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 12/16/2020 1	582	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 12/16/2020 1	1,100	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 12/16/2020 1	648	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 12/16/2020 1	1,365	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 03/18/2020 1	960	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 03/18/2020 1	1,544	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 03/18/2020 1	1,672	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 04/15/2020 1	1,710	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 04/15/2020 1	1,326	—

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2020
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 04/15/2020 1	1,650	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 04/15/2020 1	1,433	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 04/15/2020 1	1,230	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 04/15/2020 1	742	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 04/15/2020 1	954	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 04/15/2020 1	595	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 04/15/2020 1	595	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 05/20/2020 1	1,500	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 06/17/2020 1	1,098	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 06/17/2020 1	1,098	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 06/17/2020 1	633	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 06/17/2020 1	805	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 06/17/2020 1	1,032	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 06/17/2020 1	844	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 06/17/2020 1	1,035	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 06/17/2020 1	903	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 10/21/2020 1	1,155	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 10/21/2020 1	972	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 10/21/2020 1	947	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 10/21/2020 1	1,780	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 10/21/2020 1	445	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 11/18/2020 1	1,083	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 11/18/2020 1	1,397	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 11/18/2020 1	1,320	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 11/18/2020 1	1,200	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	1,063	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	1,063	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	852	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	7,321	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	1,433	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	935	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	2,580	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	1,100	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	1,500	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	1,991	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	1,058	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 08/19/2020 1	2,080	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 08/19/2020 1	27,540	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 08/19/2020 1	4,030	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 08/19/2020 1	1,595	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 08/19/2020 1	1,015	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 08/19/2020 1	1,600	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 09/16/2020 1	1,265	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 09/16/2020 1	1,610	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 09/16/2020 1	1,772	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 09/16/2020 1	1,040	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 09/16/2020 1	2,660	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 09/16/2020 1	2,335	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 10/21/2020 1	4,436	—

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2020
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 10/21/2020 1	5,593	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 10/21/2020 1	1,100	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 11/18/2020 1	575	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 11/18/2020 1	690	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 11/18/2020 1	475	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 11/18/2020 1	380	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	658	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	3,895	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	1,640	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	5,480	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	4,893	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	1,400	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	2,125	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	1,750	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	1,000	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 12/16/2020 1	1,950	—
	CREDIT DEFAULT SWAP INDEX OP	CALL SCTY EX 04/15/2020 1	735	—
	CREDIT DEFAULT SWAP INDEX OP	PUT SCTY EX 04/15/2020 1	1,425	—
	E-MINI RUSS 2000 EQUITY	XPIRES 09/18/2020 SIZE 50	—	635,287
	E-MINI RUSS 2000 EQUITY	XPIRES 06/19/2020 SIZE 50	—	2,911,138
	E-MINI RUSS 2000 EQUITY INDEX	EXPIRES 12/18/2020 SIZE 50	—	3,270,652
	EURO-BOBL FUTURE BOND	EXPIRES 12/08/2020 SIZE 100,000	—	154,474
	EURO-BOBL FUTURE BOND	EXPIRES 06/08/2020 SIZE 100,000	—	(16,792)
	EURO-BOBL FUTURE BOND	EXPIRES 09/08/2020 SIZE 100,000	—	50,193
	EURO-BTP FUTURE BOND	EXPIRES 12/08/2020 SIZE 100,000	—	(218,194)
	EURO-BTP FUTURE BOND	EXPIRES 06/08/2020 SIZE 100,000	—	(5,133)
	EURO-BTP FUTURE BOND	EXPIRES 09/08/2020 SIZE 100,000	—	(204,529)
	EURO-BUND CALL EUR	EXPIRES 05/22/2020 SIZE 100,000	—	26,581
	EURO-BUND FUTURE BOND	EXPIRES 12/08/2020 SIZE 100,000	—	149,629
	EURO-BUND FUTURE BOND	EXPIRES 06/08/2020 SIZE 100,000	—	(139,249)
	EURO-BUND FUTURE BOND	EXPIRES 09/08/2020 SIZE 100,000	—	(7,027)
	EURO-BUND PUT EUR	EXPIRES 05/22/2020 SIZE 100,000	—	20,924
	EURO-BUXL 30Y BND BOND	EXPIRES 12/08/2020 SIZE 100,000	—	(160,748)
	EURO-BUXL 30Y BND BOND	EXPIRES 06/08/2020 SIZE 100,000	—	43,638
	EURO-BUXL 30Y BND BOND	EXPIRES 09/08/2020 SIZE 100,000	—	(133,217)
	EURO-OAT FUTURE BOND	EXPIRES 12/08/2020 SIZE 100,000	—	(4,605)
	EURO-OAT FUTURE BOND	EXPIRES 06/08/2020 SIZE 100,000	—	8,041
	EURO-OAT FUTURE BOND	EXPIRES 09/08/2020 SIZE 100,000	—	(12,191)
	EURO-SCHATZ FUT BOND	EXPIRES 12/08/2020 SIZE 100,000	—	(113,969)
	EURO-SCHATZ FUT BOND	EXPIRES 06/08/2020 SIZE 100,000	—	80,847
	EURO-SCHATZ FUT BOND	EXPIRES 09/08/2020 SIZE 100,000	—	(15,655)
	EUX ACAL EUR-BOBL	EXPIRES 02/21/2020 SIZE 100,000	—	11,333
	EUX ACAL EUR-BUND	EXPIRES 03/27/2020 SIZE 100,000	—	19,946
	EUX ACAL EUR-BUND	EXPIRES 06/26/2020 SIZE 100,000	—	24,383
	EUX APUT EUR-BOBL	EXPIRES 02/21/2020 SIZE 100,000	—	17,577
	EUX APUT EUR-BUND	EXPIRES 03/27/2020 SIZE 100,000	—	16,560
	EUX APUT EUR-BUND	EXPIRES 06/26/2020 SIZE 100,000	—	24,326
	JPN 10Y BOND(OSE) BOND	EXPIRES 12/14/2020 SIZE 100,000,000.0	—	(10,605)
	JPN 10Y BOND(OSE) BOND	EXPIRES 09/14/2020 SIZE 100,000,000.0	—	4,396

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2020
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	JPN 10Y BOND(OSE) BOND	EXPIRES 06/15/2020 SIZE 100,000,000.0	—	131,574
	LONG GILT FUTURE BOND	EXPIRES 06/26/2020 SIZE 100,000	—	(156,576)
	LONG GILT FUTURE BOND	EXPIRES 03/27/2020 SIZE 100,000	—	(22,336)
	Mortgage Option	CALL SCTY EX 03/05/2020	2,813	—
	Mortgage Option	CALL SCTY EX 03/05/2020	1,406	—
	Mortgage Option	PUT SCTY EX 03/05/2020	684	—
	Mortgage Option	PUT SCTY EX 07/07/2020	30,188	—
	Mortgage Option	PUT SCTY EX 07/07/2020	2,813	—
	Mortgage Option	PUT SCTY EX 07/07/2020	2,461	—
	Mortgage Option	PUT SCTY EX 07/07/2020	5,531	—
	Mortgage Option	PUT SCTY EX 07/07/2020	3,227	—
	SHORT EURO-BTP FU BOND	EXPIRES 06/08/2020 SIZE 100,000	—	(54,329)
	SHORT EURO-BTP FU BOND	EXPIRES 09/08/2020 SIZE 100,000	—	(44,115)
	SWAPTION - SOP	CALL SCTY EX 08/10/2020	2,258	—
	SWAPTION - SOP	CALL SCTY EX 08/17/2020	2,018	—
	SWAPTION - SOP	CALL SCTY EX 08/03/2020	2,883	—
	SWAPTION - SOP	CALL SCTY EX 09/08/2020	3,625	—
	SWAPTION - SOP	CALL SCTY EX 08/24/2020	4,680	—
	SWAPTION - SOP	CALL SCTY EX 08/17/2020	4,740	—
	SWAPTION - SOP	CALL SCTY EX 09/10/2020	4,800	—
	SWAPTION - SOP	PUT SCTY EX 08/10/2020	2,258	—
	SWAPTION - SOP	PUT SCTY EX 08/17/2020	2,018	—
	SWAPTION - SOP	CALL SCTY EX 08/07/2020	4,875	—
	SWAPTION - SOP	CALL SCTY EX 09/21/2020	5,220	—
	SWAPTION - SOP	PUT SCTY EX 08/03/2020	2,883	—
	SWAPTION - SOP	CALL SCTY EX 09/21/2020	4,890	—
	SWAPTION - SOP	CALL SCTY EX 09/14/2020	5,310	—
	SWAPTION - SOP	CALL SCTY EX 09/17/2020	5,583	—
	SWAPTION - SOP	CALL SCTY EX 12/30/2020	10,350	—
	SWAPTION - SOP	CALL SCTY EX 10/08/2020	4,775	—
	SWAPTION - SOP	CALL SCTY EX 10/13/2020	4,800	—
	SWAPTION - SOP	CALL SCTY EX 10/14/2020	5,280	—
	SWAPTION - SOP	CALL SCTY EX 10/21/2020	4,560	—
	SWAPTION - SOP	CALL SCTY EX 09/30/2020	5,160	—
	SWAPTION - SOP	CALL SCTY EX 10/16/2020	4,350	—
	SWAPTION - SOP	CALL SCTY EX 10/23/2020	4,288	—
	SWAPTION - SOP	CALL SCTY EX 11/02/2020	4,935	—
	SWAPTION - SOP	PUT SCTY EX 09/08/2020	3,625	—
	SWAPTION - SOP	PUT SCTY EX 09/10/2020	4,620	—
	SWAPTION - SOP	CALL SCTY EX 11/16/2020	6,475	—
	SWAPTION - SOP	CALL SCTY EX 08/24/2020	18,742	—
	SWAPTION - SOP	PUT SCTY EX 08/24/2020	4,680	—
	SWAPTION - SOP	CALL SCTY EX 11/13/2020	6,000	—
	SWAPTION - SOP	CALL SCTY EX 11/20/2020	7,035	—
	SWAPTION - SOP	PUT SCTY EX 08/07/2020	4,875	—
	SWAPTION - SOP	PUT SCTY EX 08/17/2020	4,740	—
	SWAPTION - SOP	CALL SCTY EX 08/26/2020	56,143	(312,550)
	SWAPTION - SOP	PUT SCTY EX 09/21/2020	5,220	—
	SWAPTION - SOP	PUT SCTY EX 09/21/2020	4,890	—

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2020
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	SWAPTION - SOP	PUT SCTY EX 09/14/2020	5,310	—
	SWAPTION - SOP	PUT SCTY EX 09/17/2020	5,583	—
	SWAPTION - SOP	PUT SCTY EX 10/21/2020	4,560	—
	SWAPTION - SOP	PUT SCTY EX 10/14/2020	5,280	—
	SWAPTION - SOP	CALL SCTY EX 05/18/2020	50,250	(533,539)
	SWAPTION - SOP	CALL SCTY EX 03/03/2020	1,040	—
	SWAPTION - SOP	CALL SCTY EX 05/13/2020	40,200	(489,647)
	SWAPTION - SOP	CALL SCTY EX 12/14/2020	4,410	—
	SWAPTION - SOP	PUT SCTY EX 10/08/2020	4,775	—
	SWAPTION - SOP	PUT SCTY EX 10/13/2020	4,800	—
	SWAPTION - SOP	CALL SCTY EX 02/28/2020	1,019	—
	SWAPTION - SOP	CALL SCTY EX 03/18/2020	1,643	—
	SWAPTION - SOP	PUT SCTY EX 10/16/2020	4,350	—
	SWAPTION - SOP	PUT SCTY EX 10/23/2020	4,288	—
	SWAPTION - SOP	PUT SCTY EX 11/02/2020	4,935	—
	SWAPTION - SOP	PUT SCTY EX 09/30/2020	5,160	—
	SWAPTION - SOP	CALL SCTY EX 03/09/2020	1,056	—
	SWAPTION - SOP	CALL SCTY EX 03/12/2020	870	—
	SWAPTION - SOP	CALL SCTY EX 03/17/2020	1,458	—
	SWAPTION - SOP	PUT SCTY EX 11/16/2020	6,475	—
	SWAPTION - SOP	PUT SCTY EX 11/13/2020	6,000	—
	SWAPTION - SOP	PUT SCTY EX 12/30/2020	10,350	—
	SWAPTION - SOP	PUT SCTY EX 11/20/2020	7,035	—
	SWAPTION - SOP	CALL SCTY EX 02/24/2020	1,088	—
	SWAPTION - SOP	CALL SCTY EX 02/07/2020	1,313	—
	SWAPTION - SOP	CALL SCTY EX 03/20/2020	1,360	—
	SWAPTION - SOP	PUT SCTY EX 03/03/2020	1,400	—
	SWAPTION - SOP	PUT SCTY EX 12/14/2020	4,410	—
	SWAPTION - SOP	CALL SCTY EX 02/03/2020	1,120	—
	SWAPTION - SOP	CALL SCTY EX 02/18/2020	796	—
	SWAPTION - SOP	CALL SCTY EX 02/10/2020	1,610	—
	SWAPTION - SOP	PUT SCTY EX 02/28/2020	875	—
	SWAPTION - SOP	PUT SCTY EX 03/09/2020	1,056	—
	SWAPTION - SOP	PUT SCTY EX 03/18/2020	1,643	—
	SWAPTION - SOP	PUT SCTY EX 03/12/2020	870	—
	SWAPTION - SOP	CALL SCTY EX 02/21/2020	825	—
	SWAPTION - SOP	PUT SCTY EX 03/17/2020	1,458	—
	SWAPTION - SOP	CALL SCTY EX 02/18/2020	928	—
	SWAPTION - SOP	CALL SCTY EX 02/10/2020	980	—
	SWAPTION - SOP	CALL SCTY EX 02/14/2020	1,130	—
	SWAPTION - SOP	PUT SCTY EX 02/24/2020	800	—
	SWAPTION - SOP	PUT SCTY EX 02/07/2020	1,325	—
	SWAPTION - SOP	PUT SCTY EX 02/18/2020	796	—
	SWAPTION - SOP	PUT SCTY EX 03/20/2020	1,320	—
	SWAPTION - SOP	PUT SCTY EX 02/03/2020	1,020	—
	SWAPTION - SOP	PUT SCTY EX 02/10/2020	1,300	—
	SWAPTION - SOP	PUT SCTY EX 02/18/2020	904	—
	SWAPTION - SOP	PUT SCTY EX 02/21/2020	825	—
	SWAPTION - SOP	PUT SCTY EX 02/10/2020	880	—

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2020
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	SWAPTION - SOP	PUT SCTY EX 02/14/2020	1,000	—
	SWAPTION - SOP	PUT SCTY EX 01/06/2022	122,667	(3,807)
	SWAPTION - SOP	CALL SCTY EX 08/24/2020	20,649	—
	SWAPTION - SOP	CALL SCTY EX 08/27/2020	27,685	—
	SWAPTION - SOP	PUT SCTY EX 08/26/2020 1	(56,194)	437,080
	SWAPTION - SOP	PUT SCTY EX 05/13/2020 1	(40,200)	643,886
	SWAPTION - SOP	PUT SCTY EX 05/18/2020 1	(50,250)	708,024
	SWAPTION - SOP	CALL SCTY EX 01/06/2022 1	(124,000)	36,000
	US 10YR NOTE (CBT) BOND	EXPIRES 06/19/2020 SIZE 100,000	—	(784,830)
	US 10YR NOTE (CBT) BOND	EXPIRES 12/21/2020 SIZE 100,000	—	193,065
	US 10YR NOTE (CBT) BOND	EXPIRES 09/21/2020 SIZE 100,000	—	(85,101)
	US 10YR ULTRA FUT BOND	EXPIRES 06/19/2020 SIZE 100,000	—	174,684
	US 10YR ULTRA FUT BOND	EXPIRES 12/21/2020 SIZE 100,000	—	109,582
	US 10YR ULTRA FUT BOND	EXPIRES 09/21/2020 SIZE 100,000	—	7,916
	US 2YR NOTE (CBT) BOND	EXPIRES 06/30/2020 SIZE 200,000.0	—	(1,541,805)
	US 2YR NOTE (CBT) BOND	EXPIRES 09/30/2020 SIZE 200,000.0	—	9,041
	US 2YR NOTE (CBT) BOND	EXPIRES 12/31/2020 SIZE 200,000.0	—	59,239
	US 5YR NOTE (CBT) BOND	EXPIRES 06/30/2020 SIZE 100,000	—	164,868
	US 5YR NOTE (CBT) BOND	EXPIRES 09/30/2020 SIZE 100,000	—	(82,016)
	US 5YR NOTE (CBT) BOND	EXPIRES 12/31/2020 SIZE 100,000	—	(43,698)
	US LONG BOND(CBT) BOND	EXPIRES 06/19/2020 SIZE 100,000	—	(1,495,851)
	US LONG BOND(CBT) BOND	EXPIRES 12/21/2020 SIZE 100,000	—	227,147
	US LONG BOND(CBT) BOND	EXPIRES 09/21/2020 SIZE 100,000	—	(6,428)
	US ULTRA BOND CBT BOND	EXPIRES 06/19/2020 SIZE 100,000	—	2,154,175
	US ULTRA BOND CBT BOND	EXPIRES 12/21/2020 SIZE 100,000	—	(422,494)
	US ULTRA BOND CBT BOND	EXPIRES 09/21/2020 SIZE 100,000	—	(180,463)

SECURITIES SOLD SHORT:
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 10/15/2050 700,000	745,664	(743,695)
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 11/15/2051 700,000	744,461	(741,398)
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 12/15/2051 700,000	742,602	(743,641)
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 02/15/2051 1,400,000	1,452,855	(1,451,844)
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 03/15/2051 700,000	726,141	(723,707)
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 04/15/2051 700,000	725,457	(722,395)
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 05/15/2051 700,000	723,270	(742,109)
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 06/15/2051 1,400,000	1,487,500	(1,491,000)
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 07/15/2051 700,000	745,172	(739,785)
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 08/15/2051 1,400,000	1,486,980	(1,490,125)
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 09/15/2050 1,400,000	1,489,688	(1,490,836)
	TBA UMBS SINGLE FAMILY 30YR	2.000% 01/25/2051 1,800,000	1,860,504	(1,862,719)
	TBA UMBS SINGLE FAMILY 30YR	2.000% 10/25/2051 8,800,000	9,112,813	(9,112,813)
	TBA UMBS SINGLE FAMILY 30YR	2.000% 11/25/2051 900,000	927,563	(932,150)
	TBA UMBS SINGLE FAMILY 30YR	2.000% 12/25/2051 900,000	929,953	(931,781)
	TBA UMBS SINGLE FAMILY 30YR	2.000% 08/25/2051 3,200,000	3,310,000	(3,310,000)
	TBA UMBS SINGLE FAMILY 30YR	2.500% 11/25/2051 8,600,000	8,974,234	(8,974,234)
	TBA UMBS SINGLE FAMILY 30YR	2.500% 02/25/2051 1,900,000	1,910,242	(1,910,242)
	TBA UMBS SINGLE FAMILY 30YR	2.500% 03/25/2051 12,600,000	12,835,109	(12,859,055)
	TBA UMBS SINGLE FAMILY 30YR	2.500% 04/25/2051 3,900,000	3,994,007	(4,085,766)
	TBA UMBS SINGLE FAMILY 30YR	2.500% 05/25/2051 5,000,000	5,190,625	(5,190,625)

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2020
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
SECURITIES SOLD SHORT (CONTINUED):
	TBA UMBS SINGLE FAMILY 30YR	2.500% 06/25/2051 4,100,000	4,249,422	(4,026,766)
	TBA UMBS SINGLE FAMILY 30YR	2.500% 07/25/2051 8,600,000	8,962,141	(8,962,141)
	TBA UMBS SINGLE FAMILY 30YR	2.500% 08/25/2051 3,000,000	3,153,984	(3,153,984)
	TBA UMBS SINGLE FAMILY 30YR	3.000% 10/25/2050 40,900,000	42,813,992	(42,813,992)
	TBA UMBS SINGLE FAMILY 30YR	3.000% 11/25/2051 40,900,000	42,766,063	(42,766,063)
	TBA UMBS SINGLE FAMILY 30YR	3.000% 12/25/2050 12,900,000	13,471,781	(13,471,781)
	TBA UMBS SINGLE FAMILY 30YR	3.000% 03/25/2051 10,000,000	10,275,781	(10,275,781)
	TBA UMBS SINGLE FAMILY 30YR	3.000% 05/25/2051 16,100,000	16,852,172	(16,852,172)
	TBA UMBS SINGLE FAMILY 30YR	3.000% 08/25/2051 26,400,000	27,907,688	(27,907,688)
	TBA UMBS SINGLE FAMILY 30YR	3.500% 11/25/2050 9,830,000	10,382,474	(10,382,474)
	TBA UMBS SINGLE FAMILY 30YR	3.500% 12/25/2050 1,300,000	1,370,789	(1,370,789)
	TBA UMBS SINGLE FAMILY 30YR	3.500% 03/25/2050 7,530,000	7,791,712	(7,791,712)
	TBA UMBS SINGLE FAMILY 30YR	3.500% 04/25/2051 18,530,000	19,421,912	(19,419,844)
	TBA UMBS SINGLE FAMILY 30YR	3.500% 05/25/2051 8,530,000	9,003,815	(9,003,815)
	TBA UMBS SINGLE FAMILY 30YR	3.500% 06/25/2051 1,300,000	1,371,805	(1,371,805)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 01/25/2050 4,640,000	4,956,825	(4,949,938)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 10/25/2050 4,840,000	5,166,000	(5,158,750)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 11/25/2051 4,640,000	4,950,844	(4,941,963)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 12/25/2051 8,399,000	8,950,024	(8,955,893)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 03/25/2050 4,640,000	4,835,750	(4,844,450)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 04/25/2051 9,280,000	9,812,513	(9,903,863)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 05/25/2049 22,240,000	23,662,425	(23,676,200)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 06/25/2050 9,280,000	9,892,263	(9,884,469)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 07/25/2051 10,573,640	11,228,038	(11,208,281)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 08/25/2051 14,346,360	15,246,407	(15,245,138)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 09/25/2050 4,640,000	4,923,475	(4,949,756)

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 – EIN# 13/4994650
SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE
AS OF DECEMBER 31, 2020
(IRS FORM 5500 – SCHEDULE G – PART I)

(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)
			AMOUNT RECEIVED DURING THE YEAR				AMOUNT OVERDUE
	IDENTITY AND ADDRESS OF OBLIGOR	ORIGINAL AMOUNT OF LOAN	PRINCIPAL	INTEREST	UNPAID BALANCE AT END OF YEAR	DETAILED DESCRIPTION OF LOAN, INCLUDING DATES OF MAKING AND MATURITY, INTEREST RATE, THE TYPE AND VALUE OF COLLATERAL, ANY RENEGOTIATION OF THE LOAN AND THE TERMS OF THE RENEGOTIATION, AND OTHER MATERIAL ITEMS	PRINCIPAL	INTEREST
	LEHMAN BROTHERS HDGS 1271 AVE OF THE AMERICAS, NEW YORK, NY 10020	210,000	305	—	210,000	ESC LEHMAN BRTH HLD 5.250% 06/FEB/2012 . ISSUE DATE: 01/12/2007	210,000	—
	LEHMAN BROTHERS HDGS 1271 AVE OF THE AMERICAS, NEW YORK, NY 10020	340,000	506	—	340,000	LEH.BROS.HOLD.INC. 6.2% BDS 26/SEP/2014 USD . ISSUE DATE: 09/26/2007	340,000	—
	MOTORS LIQUIDATION CO 300 RENAISSANCE CENTER, DETROIT, MI 48265	750,000	2,462	—	750,000	MOTORS LIQUIDATION CO BOND FIXED 15/JUL/2033 USD 1000 ISSUE DATE: 07/03/2003	—	62,813
	LYONDELL CHEMICAL CO 1221 MCKINNEY ST, STE 300, HOUSTON, TX 77010	250,000	—	—	250,000	NELL ACQUISITION US LLC MEDIUM TERM NOTE FIXED 15/AUG/2049 USD ISSUE DATE: 08/10/2005	—	20,937

JPMORGAN CHASE 401(k) SAVINGS PLAN

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JPMorgan Chase 401(k) Savings Plan
(Registrant)

By:	/s/ Elena Korablina
Elena Korablina

Managing Director and Firmwide Controller
(Principal Accounting Officer)
JPMorgan Chase & Co.

Date: June 28, 2021

JPMORGAN CHASE 401(k) SAVINGS PLAN

INDEX TO EXHIBIT

Exhibit No.	Description of Exhibit	Page at which located

23	Consent of Independent Registered Public Accounting Firm	79